5/12

04030070

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OMV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED MAY 14 2004 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3209 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/13/04

OMV on the move in 2003.
Annual Report





Move & More. OMV





+26%
December 31, 2003
EUR 118.08

July

Schwechat set to become one of the leading European locations in the plastics industry due to the investment in petrochemicals and plastics facilities.

New exploration licenses granted offshore Pakistan.

August

Construction of a crude pipeline between Bratislava and Schwechat agreed with YUKOS.

September

Sale of two exploration blocks in Sudan for USD 115 mn initiated.

Opening of the first natural gas filling station with self service in Austria.

Q 3

October

Full production at Sawan gas field.

November

First OMV Corporate Responsibility Performance Report published.

December

OMV's share price at its year high on December 1: EUR 122.80.

Highest oil and gas production rate in OMV's history at 134,500 boe/d.

Preparations for the introduction of sulfur free products across all markets completed.

Q 4



Highlights of 2003.


120
110
100
90
Share price on
January 1, 2003:
EUR 93.58

January

Acquisition of the international E & P business of Preussag.

45% stake in Forest Oil Germany's exploration licenses in Bavaria acquired.

February

Acquisition of 313 filling stations, 45% stake in the BAYERNOIL refining network and 18% in the Transalpine pipeline from BP.

Opening ceremony of first service stations in Bosnia-Herzegovina.

March

Retail network from Avanti acquired.

Q 1

April

Record test rate achieved in Pakistani gas field Sawan.

May

Annual General Meeting approves dividend of EUR 3.50 per share.

Six exploration licenses awarded in Libya.

June

EUR 250 mn corporate bond issued in Austria.

Private placement of a USD 320 mn bond in the USA.

Capital Markets Day in London.

Q 2

Contents.

At a glance. 2003

in EUR	2003	2002	2001
Earnings per share	14.60	11.85	14.09
Earnings per share US GAAP[1]	13.33	11.21	13.94
Dividend per share[2]	4.00	3.50	4.30
in %			
Return on average capital employed (ROACE)	12	11	14
Return on fixed assets (ROfA)	16	16	20
Return on equity (ROE)	15	14	18

[1] US Generally Accepted Accounting Principles
[2] proposal to the Annual Stockholders' Meeting for 2003; 2001 dividend included a bonus dividend of EUR 1.30 per share.

The benefits of OMV's growth strategy were evident in the 2003 financial year. The Group significantly extended its international footprint and posted its best results ever. Our goal remains to continue growing rapidly and profitably as an integrated oil and gas company. In 2004 we will be mid-way to achieving our 2008 target of doubling the size of the Company. We believe that our goal of maintaining profitability and enhancing shareholder value is feasible even at a time of accelerated growth. We made major progress towards this objective in 2003.

We have much pleasure in sending you our Annual Report for 2003. Thank you for your confidence in our Group.

Wolfgang Ruttenstorfer



Objectives and strategy. OMV Group

Our business activities
We are Austria's largest listed industrial company with consolidated sales of EUR 7.64 bn and, in terms of our market capitalization, the leading oil and gas group in Central Europe (CEE).

We have world-wide exploration and production activities, and a leading role in Austria as a gas hub for Europe. We operate an extensive retail network throughout Central Europe, which provides us with a solid marketing platform for our refineries. Our integrated chemicals and plastics businesses are among the leading global producers of melamine and polyolefins.

We hold a 25% stake in the second-largest European producer of polyolefins, Borealis A/S; 45% in the BAYERNOIL refining network in Germany; 25.1% in The Rompetrol Group NV, Romania's largest private oil company; and 9.1% in the Hungarian oil and gas company MOL.

Our objectives
Our goal is to double the Company's size by 2008 from the base year 2001, while maintaining our long-term return on average capital employed (ROACE) target of 13%. Other financial targets are – over a full business cycle assuming average market indicators, e.g. oil prices, refining margins – a return on fixed assets (ROfA) of 16% and a return on equity (ROE) of 16–18%. We are thus aiming to increase shareholder value and to represent an attractive long-term investment for our shareholders.

We aim to double our oil and gas production to 160,000 boe/d by 2008 and achieve a portfolio balance between E&P production and refining capacity of 0.5 to 1.

In Marketing we intend to double our market share in CEE to 20% by 2008. We will increase our refining capacity only to the extent needed to achieve this target.

In Gas we aim to expand our marketing and trading volumes in Austria and neighboring countries to 10 bcm, as well as to strengthen the Baumgarten gas hub.

In Chemicals we aim to double our melamine sales volumes to 200,000 t.

Our key achievements in 2003
Today OMV is on track to reach its goals – by organic growth as well as by acquisitions. Oil and gas production, refining capacity and retail outlets all grew by more than 40%, and gas volumes also grew significantly.

Our strengths
We have a unique geographical position and an in-depth understanding of CEE markets. We are one of the most efficient groups in our sector which enhances our market competitiveness.

We have achieved a good balance between our Refining and Marketing activities and we have enhanced the profitability of the refineries by maintaining a high degree of integration with basic petrochemicals production.

A major benefit of OMV's continuous progress in recent years is the sound financial platform it has provided for the next growth phase.

Our strategy
We will grow the company organically and through acquisition while meeting our financial targets and creating shareholder value.



Our world.


CZ
D
BAYERNOIL
SK
Burghausen
Schwechat
A
H
RO
I
SLO
CRO
Constanta
BIH
S-CG
BG

Gas.

Our business activities
Gas is a core business and has considerable growth potential. We are active in all stages of the value chain. We supply up to 90% of the natural gas needs of the Austrian market by sourcing supplies from Germany, Norway, Russia and from our own domestic reserves. We play a key role in the European gas transmission market, with over one-third of all Russian gas exports to Western Europe passing through our Baumgarten facility. Our pipeline network is some 2,000 km in length. Our gas storage facilities play a major part in security of supply within and outside Austria.

Our objectives
- Expand the volume of sold and traded gas to 10 bcm by 2008.
- Strengthen the Central European Baumgarten gas hub.

Our key achievements in 2003
- OMV Erdgas GmbH is well positioned to meet the various demands of the liberalized gas market.
- Market launch of EconGas in Austria, Germany and Italy.

Our strengths
- Long-term relationships with major gas suppliers.
- Favorable cost position in storage and transport.
- Central European key position of gas flows.
- Strong position of EconGas in Austria.

Our strategy
- Grow EconGas to become a key player in Central Europe.
- Develop new supply routes from the gas rich Caspian Sea region to Central Europe (Nabucco pipeline project).

Chemicals.

Our business activities
AMI Agrolinz Melamine International GmbH, our chemicals subsidiary, is positioned as a global melamine specialist. It is the world's second largest producer of melamine, which is a synthetic resin used in laminated flooring, furniture and boards and other applications. AMI is also market leader in plant nutrients in Austria and South-East Germany.

Our objectives
- Double melamine sales volume to 200,000 t by 2008.
- Launch of new melamine performance products.

Our key achievements in 2003
- Sales volume growth despite difficult markets.
- Construction of melamine plant in Piesteritz, Germany according to schedule and budget.

Our strengths
- Strong market position as one of the two global market leaders.
- Cost leadership through proprietary production technology.
- Offer best in class-service.

Our strategy
- Enhance cost and technology leadership.
- Bring new plants on stream at strategically selected locations.
- Launch innovative melamine performance products.


OMV

Exploration and Production.

Our business activities
As an operator or a partner, we are involved in exploration, development and production projects in the Danube/Adriatic region, North Sea, North Africa, Middle East and Australia/New Zealand, which are our core regions.

Approximately one-third of the E & P production comes from Austria, and the rest comes from international stakes in oil and gas fields. Our total daily production rate is 120,000 boe/d, of which 65% is oil and 35% natural gas. Proved reserves at the end of 2003 were 410 mn boe.

Our objectives
- Grow our sustainable production to 160,000 boe/d by 2008.
- Achieve an integration ratio of E & P production to refining capacity of 0.5 to 1.

Our key achievements in 2003
- 43% growth in production of oil and gas including 19% organic increase.
- 20% increase in proved reserves.
- Well managed acquisition and integration of Preussag assets.

Our strengths
- Proven record in optimizing recovery from complex onshore fields.
- Leading edge seismic technology.
- Proven skills in design and management of sour gas operations.
- Field development in difficult and environmentally sensitive areas.
- Contracts which permit good margins.

Our strategy
- Focus on our five core regions.
- Prioritize projects holding the potential for 30 mn boe of reserves for OMV.

Refining and Marketing including petrochemicals.

Our business activities
We operate two refineries, one in Schwechat, Austria and one in Burghausen, Germany, which both run integrated petrochemicals businesses. Together with our 45% stake in the BAYERNOIL refining network our combined name plate capacity amounts to 18.4 mn t (approximately 380,000 bbl/d). In addition we hold a 25.1% stake in Rompetrol in Romania. At year end 2003 we operated a retail network of 1,782 stations in 12 countries in CEE. Our extensive retail network and our efficient commercial distribution system give us market leadership and provide a platform for continued profitable growth.

Our objectives
- Reach a market share of 20% in our relevant CEE markets by 2008.

Our key achievements in 2003
- Well managed integration of acquired BP downstream assets.
- 45% increase in the number of retail outlets and 42% growth in equity refining capacity.
- Construction of new crude pipeline and cracker extension in Schwechat signed.

Our strengths
- Unique position in growing CEE markets along the Danube.
- Strong brand image and innovative non-oil business.
- High product quality and environmental standards in our Refining and Marketing business.

Our strategy
- Realize earnings potential of our operations following the 2003 growth surge.
- Optimize the business processes in our extended operations and exploit synergies.
- Diversify our crude oil supply and expand our petrochemicals operations.

Abbreviations and definitions.

ACC Austrian Commercial Code

bbl, bbl/d barrels (1 barrel equals approximately 159 liters), barrels per day

bn billion

boe, boe/d barrels of oil equivalent, boe per day

bcf, bcm billion standard cubic feet (60 °F/16 °C), billion cubic meters (32 °F/0 °C)

CAPEX capital expenditure

capital employed stockholders' equity plus net debt and provisions for pensions, less marketable securities

cbm, cf standard cubic meters, standard cubic feet

Co & O Corporate and Other

EBIT earnings before interest and tax

equity ratio stockholders' equity divided by balance sheet total expressed as a percentage

EU, EUR European Union, euro

E & P Exploration and Production

FASB, FIN Financial Accounting Standards Board, FASB Interpretation Note

finding cost total exploration expenses divided by changes in proved reserves (extensions, discoveries and revisions of previous estimates)

gearing ratio net debt divided by stockholders' equity expressed as a percentage

mn million

monomers collective term for ethylene and propylene

net debt bank debt less liquid funds (cash and cash equivalents)

net income net operating profit after interest, tax and extraordinary items

NOPAT net operating profit after tax; net income plus net interest and extraordinary items after tax

NGL natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

payout ratio dividend divided by earnings per share expressed as a percentage

PCF, price cash flow ratio share price divided by cash flow per share

production cost cost of material and personnel during production excluding royalties (OPEX)

PRT, PRRT Petroleum Revenue Tax, Petroleum Resource Rent Tax

ROfA, return on fixed assets EBIT divided by average intangible and tangible assets expressed as a percentage

ROACE, return on average capital employed NOPAT divided by average capital employed expressed as a percentage

ROE, return on equity net income for the year divided by average stockholders' equity expressed as a percentage

R & M Refining and Marketing including petrochemicals

SEC United States Securities and Exchange Commission

SFAS Statement on Financial Accounting Standards

t, toe metric ton, ton of oil equivalent

USD US dollar

US GAAP United States Generally Accepted Accounting Principles

WACC weighted average cost of capital

For more abbreviations and definitions please visit www.omv.com > Communication > Glossary.


OMV

OMV

Our Corporate mission.

Our vision

As the leading oil and gas group in Central Europe, headquartered in Vienna, our job is mobility. We keep people and ourselves moving.

Our mission

We explore and produce oil and gas on five continents. We supply millions of people with transportation and heating fuels, and with goods and services to produce everyday consumer products.

Our strategy

We are looking to double our oil and gas output in Exploration and Production, double the market share of our retail and commercial business in Refining and Marketing, and double sales volumes in our Gas and Chemicals businesses until 2008. We plan to produce half of the oil and gas we process ourselves. We are aiming for profitable organic growth and growth by selective acquisitions.

Our values

Mobility We work with people who know how to get things moving. We are working for a world in which everyone has access to mobility and the opportunities it brings. Our "Move & More" claim stands for growth, innovation and entrepreneurial thinking on the part of each and every staff member.

Success Our measure of success is profitable growth. To get there, we depend on our people's ability to innovate, execute, interact, maximize profits and to lead. Their skills depend critically on our ongoing staff development effort.

European roots We promote open-minded attitudes among our workforce, and require them to respect universal values.

People focused We put people first. Our growth comes from a service led approach, and from a strong sense of responsibility to our customers, stockholders, employees, and to the environment and society.

Supervisory Board.

Rainer Wieltsch [1 2 3]
Chairman
Member of the ÖIAG Management Board
Member of 4 supervisory boards
(chairman of 1 board) [4]

Mohamed Nasser Al Khaily [1 2 3]
Deputy Chairman
Managing Director of IPIC
Member of 1 supervisory board [4]

Peter Michaelis [1 2 3]
Deputy Chairman
Spokesman of the ÖIAG Management Board
Member of 4 supervisory boards
(chairman of 2 boards) [4]

Helmut Draxler
Chairman of the Management Board of RHI AG

René Alfons Haiden

Murtadha Mohammed Al Hashemi [3]
Division Manager/Finance of IPIC

Wolfram Littich [2 3]
Chairman of the Management Board of
Allianz Elementar Versicherungs-AG

Gerhard Mayr
Executive Vice President of
Eli Lilly and Company
Member of 1 supervisory board [4]

Herbert Werner
Manager
Member of 2 supervisory boards [4]

Norbert Zimmermann [3]
Chairman of the Management Board
of Berndorf AG

Delegated by the Central Works Council:
Leopold Abraham [1 2 3]
Hugo Jandl
Franz Kaba [1 2 3]
Franz Kiegler (until October 31) [3]
Ferdinand Nemesch (from November 1) [3]
Wolfgang Weigert

[1] Personnel and Presidential Committee
[2] Accounts Committee
[3] Strategy and Projects Committee
[4] The information regarding seats on supervisory boards relates to listed non-Group companies (pursuant to Rule 54 of the Austrian Code of Corporate Governance)

Dear Stockholders,

The role of the Supervisory Board has undergone a significant change of late. It is not confined only to the task of critically monitoring profitability and value creation, but increasingly includes assisting management in an open dialog with it. The OMV Supervisory Board consists of persons who are independent of the Company, and the Group benefits from the contribution made by their management skills and their profound experience in a variety of business sectors and countries. There is an excellent spirit of cooperation on the Board – particularly between the shareholder and employee representatives. Communication with the Executive Board takes place in a climate of open exchanges of opinion, both at plenary and committee meetings and during regular discussions with the Chairman of the Executive Board.

There were five meetings of the Supervisory Board in 2003. The Accounts Committee met twice, focusing particularly on risk management, and on the responsibilities and findings of Corporate Internal Audit. The Strategy and Project Committee met once. All the meetings provided adequate opportunities to discuss the documents submitted to us, which were sent in good time. Attendance was excellent, and complied with Rule 56 of the Austrian Code of Corporate Governance in that no member of the Board was absent from more than half of the meetings.

Our meeting on June 23 was devoted to the Group's strategic positioning and three-year business plan.

2003 was a highly gratifying year for OMV. In all four business segments, major strides were made towards implementing the Group's growth strategy, and these were reflected in the record level of capital expenditure. Particularly close attention was paid to integrating the BAYERNOIL, Preussag and Avanti acquisitions. Other important decisions concerned expansion of the capacity the ethylene cracker at the Schwechat site, and the succeeding plastics business. Investment in Libya was also stepped up. In Pakistan, OMV became the largest international gas field operator.

At the same time, the Group recorded the best results in its history, consolidating its position as the leading Austrian industrial company in terms of sales and profits, and its ability to compete effectively with its peer group.

During this phase of rapid growth the Supervisory Board is attaching great importance to watching earnings drivers and the effectiveness of the risk management system. The integration of the risk management function with the other management systems, and its reorganization according to the latest methods fully accord with the Board's intentions.

An active and focused approach to generating value growth is crucial to the success of any business strategy. The Supervisory Board welcomes the decision of the Executive Board to formulate the Group's approach to corporate social responsibility – in the sense of sustainable business policies – in a Code of Conduct and to publish a Performance Report on progress in implementing that code. The many positive comments show that OMV has once again succeeded in playing a pioneering role in this respect.

All the Group's management bodies are strongly committed to observance of the Austrian Corporate Governance Code, which is an important means of strengthening the capital market, and of increasing transparency and stakeholder confidence.

The tasks OMV has set itself are challenging, but it is well on the way to attaining its goals and is excellently placed to attain long-term value growth by pursuing a sustainable business strategy.

Following thorough examination and discussions with the auditors at Accounts Committee and plenary meetings, the Supervisory Board approved the directors' report, prepared in accordance with section 127 Stock Corporation Act, and the annual financial statements for 2003 which are hereby adopted under section 125 (2) Stock Corporation Act. The Board also approved the consolidated financial statements and the Group directors' report.

The Supervisory Board approved the Executive Board's proposal to pay a dividend of EUR 4.00 per share and to carry forward the remaining EUR 85,045.12 to new account.

I should like to express my gratitude to the Supervisory and Executive Boards, and to the staff for their efforts on behalf of the OMV Group.

Vienna, March 22, 2004



Rainer Wieltsch
Chairman of the Supervisory Board

OMV Group. Significant investments

OMV

Exploration and Production

Refining and Marketing including petrochemicals

Gas

Chemicals

OMV Aktiengesellschaft, Vienna

Exploration and Production Austria

Refinery Schwechat and domestic Marketing

Exploration and Production

- **OMV Exploration & Production GmbH, Vienna** 100%
  - OMV (ALBANIEN) offshore Exploration GmbH, Vienna 100%
  - OMV (ALBANIEN) onshore Exploration GmbH, Vienna 100%
  - OMV Austria Exploration & Production AG, Vienna 100%
  - OMV (BAYERN) Exploration GmbH, Vienna 100%
  - OMV (Bulgaria) Offshore Exploration GmbH, Vienna 100%
  - OMV (IRAN) onshore Exploration GmbH, Vienna 100%
  - OMV (IRELAND) Exploration GmbH, Vienna 100%
  - OMV Oil and Gas Exploration GmbH, Vienna 100%
  - OMV Oil Exploration GmbH, Vienna 100%
  - OMV Oil Production GmbH, Vienna 100%
  - OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna 100%
  - OMV (SUDAN) Exploration GmbH, Vienna 100%
  - OMV (VIETNAM BLOCK 111) Exploration GmbH, Vienna 100%
  - OMV (Yemen Block S2) Exploration GmbH, Vienna 100%
  - OMV (YEMEN) Exploration GmbH, Vienna 100%
  - OMV New Zealand Ltd., Wellington 100%
- **OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna** 100%
- **OMV Proterra GmbH, Vienna** 100%
  - ALTEC Umwelttechnik GmbH, Vienna 55.56%
- **van Sickle Gesellschaft m.b.H., Neusiedl/Zaya** 100%
- **OMV AUSTRALIA PTY LTD., Perth** 100%
  - OMV Petroleum Pty Ltd., Perth 100%
- **OMV EXPLORATION & PRODUCTION LIMITED, Douglas** 100%
- **OMV OF LIBYA LIMITED, Douglas** 100%
- **OMV (U.K.) Limited, London** 100%
- **Preussag Energie International GmbH, Lingen** 100%

Refining and Marketing including petrochemicals

- **AUSTRIA Mineralöl GmbH, Vienna** 100%
- **OMV – International Services Ges. m.b.H., Vienna** 100%
- **OMV Refining & Marketing AG, Vienna** 100%
- **WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau** 79.67%
- **OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia** 100%
- **OMV Česká republika, s.r.o., Prague** 100%
- **OMV Deutschland GmbH, Burghausen** 100%
  - Bayernoil Raffineriegesellschaft mbH, Vohburg (at equity) 45%
- **OMV Hungária Asványolaj Kft., Budapest** 100%
- **OMV ISTRABENZ Holding Plc., Koper** (at equity) 50%
- **OMV – JUGOSLAVIJA d.o.o., Belgrade** 100%
- **OMV Slovensko, s.r.o., Bratislava** 100%
  - OMV Bratislava s.r.o., Bratislava 100%
  - OMV Trading s.r.o., Bratislava 100%
- **OMV Supply & Trading AG, Zug** 100%
- **SC OMV Romania Mineraloel s.r.l., Bucharest** 100%
- **The Rompetrol Group NV, Rotterdam** (not consolidated) 25.1%
- **Borealis A/S, Lyngby** (at equity) 25%

Gas

- **OMV Erdgas GmbH, Vienna** 100%
  - AGGM Austrian Gas Grid Management AG, Vienna 100%
  - Central European Gas Hub GmbH, Vienna 100%
  - EconGas GmbH, Vienna (at equity) 50%
  - OMV Cogeneration GmbH, Vienna 100%
  - OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna 100%
    - Ferngas Beteiligungs-Aktiengesellschaft, Vienna 68.23%
      - Oberösterreichische Ferngas AG, Linz (at equity) 50%

Chemicals

- **AMI Agrolinz Melamine International GmbH, Linz** 100%
  - Agrolinz Melamine International Deutschland GmbH, Wittenberg 75%
  - Agrolinz Melamine International Italia S.r.l., Castellanza 100%
- **POLYFELT Gesellschaft m.b.H., Linz** 100%
  - BIDIM Geosynthetics S.A., Bezons 100%
  - Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam 100%

Corporate and Other

- **OMV Service Netzwerk GmbH, Vienna** 100%
  - OMV Clearing und Treasury GmbH, Vienna 100%
- **Amical Insurance Limited, Douglas** 100%
  - Diramic Insurance Limited, Gibraltar 100%

This chart shows investments which are subject to full consolidation and other significant investments, mainly at eqiuty.

Legend:

- **Subsidiary company** in %
  - Second-tier subsidiary in %



Executive Board.

Wolfgang Ruttenstorfer

As of January 1, 2002 Chairman and Chief Executive Officer; Gas and Chemicals.

He began his career with OMV after graduating from the Vienna University of Economics and Business Administration in 1976, going on to head the planning and financial control, corporate development and Marketing, among others. He was a member of the Executive Board from 1992 to 1997. In January 2000 he returned to the OMV Group as Deputy Chief Executive Officer and Chief Financial Officer, and assumed responsibility for the Gas segment.

Gerhard Roiss

As of January 1, 2002 Deputy Chairman; Refining and Marketing including petrochemicals.

His business education at Vienna, Linz and Stanford (USA) prepared him for managerial responsibilities at various companies in the consumer goods industry. In 1990 he started as head of OMV's Group marketing department. In the same year he was appointed to the board of PCD Polymere GmbH. He moved across to the OMV Executive Board in 1997. He was responsible for the Plastics operations and, until the end of 2001, for Exploration and Production.

David C. Davies

As of April 1, 2002 Chief Financial Officer.

David C. Davies graduated in Economics from the University of Liverpool and started his career as a chartered accountant. He then held finance positions in international companies in the beverage, food and health industry. Before joining OMV he was finance director of a number of public companies in the UK.

Helmut Langanger

As of January 1, 2002 responsible for Exploration and Production.

Helmut Langanger complemented his education at the Mining University in Leoben with a degree in economics in Vienna. He began his career with OMV in 1974 and was appointed Senior Vice President for Exploration and Production in 1992 before joining the Executive Board in 2002.

We should like to thank the staff of the OMV Group for their outstanding performance and dedication. With sorrow and gratitude, we remember those of our staff members who have passed on.

From left to right: Helmut Langanger, Wolfgang Ruttenstorfer, David C. Davies, Gerhard Roiss

The terms of office of all Executive Board members run until the end of March 2006.

Dear Stockholders,

2003 has been a year of significant achievements and of the best results in OMV's history. In particular:

- Net income for the year and EBIT were the highest in OMV's history. EBITD passed the EUR 1 bn threshold for the first time.
- Closure of the Preussag and BAYERNOIL acquisitions marked our largest takeovers to date.
- Capital expenditure was a record EUR 1.38 bn, of which 72% were allocated to investments in growth.
- Our stock price rose 26%, and for the third year in succession consistently exceeded the average for the FTSE Oil & Gas Index.

Major step forward

The boost to our growth reflected the continued implementation of the strategy we have been pursuing since 2002. We are working towards integrated, long-term growth in all core businesses, while maintaining profitability and creating shareholder value.

In the Refining and Marketing business we are aiming for leadership in our Central European core market. We are already mid-way towards our goal of a 20% market share in the Danube region. The acquisition of Aral, BP and Avanti filling stations and a 45% stake in BAYERNOIL refining network has significantly strengthened our market position, expanding our retail network and refining capacity by more than 40%.

This will enable us to attain our objectives and gain the lead in this large and growing market.

Our growth strategy in the Exploration and Production segment is directed towards doubling oil and gas production by 2008. Output climbed by more than 40% in 2003. During the year OMV became the largest foreign gas operator in Pakistan. Due to the acquisition of the international E & P portfolio of Preussag we have already reached 80% of our production target for 2008.

We have successfully concluded the restructuring of our Gas segment in response to liberalization. We held the first international online gas auction in Austria in 2003. The encouraging results have opened the way for further development of the Baumgarten gas hub. The marked increase in volume in the gas business in 2003, and the expansion of melamine capacity showed that here, too, our targets are realistic, and within reach.

Despite this impressive growth and the heavy investment required to drive it forward, our policy of steadily rising dividends remains in place, and we are proposing to the Annual Stockholders' Meeting a dividend of EUR 4 per share which marks a 14% increase compared to last year.

Growth and profitability

Our progress in growing the business was accompanied by the highest capital expenditure OMV has recorded to date. This was financed by a domestic bond issue denominated in EUR which was rapidly oversubscribed, and our first two issues in the US market (private placements). We have become more flexible and internationally minded in our choice of financial instruments, and have succeeded in raising OMV's profile in this important market.

In 2003 the return on average capital employed rose to 12%. This improvement in our financial performance was assisted by favorable macro-economic conditions, however, profitability does not depend on growth alone, but it also reflects our success in striking the right balance between alternatives that deliver sustainable earnings. This is the key to success in achieving our goals.

Based on OMV's performance to date, I am confident that we will achieve our targets. This is a tribute to the experience, perseverance and commitment so convincingly demonstrated in 2003.

I would like to thank our people for their contribution. Without their determination to succeed this progress would not have been made.

We shall continue to exercise rigorous cost management during the current phase of rapid growth, so as to maintain tight control of the cost base which is critical to profitability.

In the interests of enhancing the Group's competitiveness, and hence its growth potential, we shall be submitting resolutions to the Annual Stockholders' Meeting in May 2004 which call for the introduction of a holding company structure. Much of the groundwork for reorganization was laid in 2003, and the new independent subsidiaries will thus be able to commence operations as soon as the resolutions have been approved, reporting their results retroactively to January 1, 2004. An important factor for the new structure was negotiation of a collective labor agreement for the Austrian oil industry, and hence for the operating companies.

Sustainable growth

We are committed to a clear business strategy that involves the acceptance of social and environmental, as well as commercial responsibilities. To us, sustainable business policies, manifested in corporate social responsibility, are more than mere altruism or deference to intellectual fashion. They mean economic, environmental and social accountability.

Consequently, in 2003 we enshrined our value system in a corporate code of conduct, and published a comprehensive report on all three areas of performance. We are constantly striving to improve our high health, safety and environmental standards. It is important to us that both our employees and contractors have safe workplaces and return home unharmed. OMV has long attached high priority to reducing emissions of greenhouse gases and marketing environmentally friendly products. We have demonstrated that we are an energy group that is prepared to take responsible action without waiting for legal requirements. Given the global scale of our activities, we know that we are subject to close public scrutiny. We shall continue to do all in our power to contribute to the well-being of all the societies in which our activities take place.

Good performance across all aspects of our operations must be accompanied by openness and transparency if we are to consolidate stakeholders' trust. OMV has consistently been among the winners of the Vienna Stock Exchange Awards for investor relations for several years, and this year also placed first in the new corporate governance category. These awards, judged by experts and leading representatives of the Vienna financial market, are an outward sign of the recognition we have earned.

Our medium-term business planning is based on unrelenting adherence to our growth strategy, and is designed to demonstrate that earnings power and value growth can coexist alongside rapid expansion. A major focus in the coming year will be to exploit the growth potential of the acquisitions of 2003, leveraging the synergies created by and further strengthening our earnings streams. We will pursue further opportunities for acquisitions that arise, provided that they conform to our strategy and are likely to become profitable assets.

The economic environment is beyond our control. We have, however, shown that we can respond to shifting conditions and market volatility without being deflected from our long-term objectives.

Wolfgang Ruttenstorfer



Corporate responsibility. Sustainable business policies

Social responsibility in business life

The Austrian Stock Corporation Act has always required managements to take account of the interests of employees and society at large, as well as those of stockholders. Consequently there is nothing new for OMV in viewing sustainable business practices as the acceptance of responsibility for the Group's **economic**, **environmental** and **social performance**.

Due to the fact that the OMV Group works with finite resources, we must endeavor to take a responsible approach to our role as an industrial company. In practice, this means introducing standardized practices across all countries, especially in those where regulatory systems are either incomplete or are still in their infancy.

OMV values stated in Code of Conduct

Implementation of the Code of Conduct has taught OMV that the importance attached to various social values differs from one region to another. In newly industrialized countries workers' rights and environmental issues are often the top priorities, whereas in developing countries attention centers on income generation. Group-wide compliance with corporate responsibility standards therefore calls for sensitivity to regional differences, and putting processes in place that take account of them.

Ultimately, good issue management helps us to retain our "license to operate" i.e. society's endorsement of our operations.

Consumers' preferences change, and they are now increasingly basing their purchasing decisions on ethical criteria. Likewise, good corporate citizenship can benefit a listed company by giving it access to new groups of investors. The ability to attract socially responsible investment is thus becoming an increasingly important factor in competition for capital.

Maintaining our corporate image and brand plays an important role in building confidence in OMV. Among other things, it generally affects a company's ability to attract the best staff and is the best insurance policy in times of crisis. Coupled with a proactive approach to potential hazards, embedding corporate responsibility in management methods can enable risks to be identified in good time and preventive action to be taken.

Management practices based on acceptance of corporate responsibility are a means of building the values to which a company has committed itself into its internal and external business processes.

The Code of Conduct and the Corporate Responsibility Performance Report can be downloaded at www.omv.com.

For more information on corporate responsibility please e-mail: info.corporate-responsibility@omv.com.

People. Our human capital

To support the dynamic growth strategy of the OMV Group our human resources management tools need to be tightly focused on the **OMV key competencies**, i.e. ability to innovate, execute, interact and maximize profits, and leadership. Expansion, value growth and change, and hence the success of the Company, depend on these skills and behavioral patterns. We are therefore working to promote and reinforce these abilities.

To create the infrastructure for attainment of our growth targets, during the year under review, agreements were reached with the employee representatives to regulate the transfer of staff to the new Group companies. The conclusion of a new **collective agreement for the oil industry** in spring 2003 marked a major step forward. This agreement, which entered into force on April 1, 2003, introduced a new grading scheme based on the collective agreement for industry. At the same time it ensures that a single labor contract will continue to apply across all the Group's oil operations.

Human Capital Index 2003: 66 points


Health/enjoyment of work: 66
Staff/ organization: 67
Communication/ information: 64

The yearly **Human Capital Management** job satisfaction survey brought the same excellent average result of 66 points as in 2002.

The number of staff members experiencing stress – a factor that shows up under the "health and enjoyment of work" metric – rose slightly. There was an improvement in awareness of OMV's goals and strategy, which is attributable to the internal communications drive mounted over the past two years.

Human resources programs back growth strategy

Apart from our well-tried **human resources development tools** – qualification and orientation workshops held several times a year – which have been realigned to the key competencies, new methods were introduced in 2003. For example, a group coaching pilot project was carried out. A particularly important development was the new system under which senior executives receive feedback from their staff and superiors on their management style. This complements the information provided by the job satisfaction surveys. The entire Executive Board took part in the pilot project. In order to help young staff members find their feet, we set up the **Young Professionals Club OMV** (YPCO) during the year. This gives staff members a chance to get to know each other and meet members of top management in an informal setting. The importance of **training** in a phase of change in the Company was reflected in the 740 courses attended by 12,700 employees. The overall cost was unchanged at about EUR 3 mn.

Our **head count** rose from 5,828 to 6,137 as of December 31, 2003. The year's acquisitions took the Group's globalization a step further. The integration of the E & P portfolio acquired from Preussag resulted in the transfer of 21 German employees to Austria and the local staff to the branch offices in New Zealand, Tunisia, Venezuela and Yemen.

Payroll as of December 31	2003	2002	2001
Non-salaried staff	2,329	2,253	2,292
Salaried staff	3,619	3,405	3,197
Apprentices	140	123	114
Executive Board and senior executives	49	47	56
OMV Group	**6,137**	**5,828**	**5,659**
thereof in Austria	4,316	4,345	4,260
Rest of Europe	1,357	1,218	1,209
Rest of the world	464	265	190

Health, safety and environment.

Top priority to health and safety

Healthy employees, safe workplaces, and effective environmental protection measures are essential if a company is to perform well commercially. For this reason the OMV Group attaches great importance to health, safety and environment (HSE) projects.

Preventive health programs

In 2003 the **spinal examination** program was extended to further company sites. Many cases of spinal or muscular damage were discovered among the 900 staff members who took part in the program. This high number showed the scale of the problem. Approximately 27% of the employees examined were prescribed individual physiotherapy on the basis of the diagnoses, and these efficient, tailor-made programs enabled many to work without pain following treatment.

The **medical care** in place at our foreign sites is evaluated every two years. In Pakistan emergency care was significantly improved by setting up a large field hospital in 2003.

Sulfur-free transportation fuels in Austria from 2004 onwards

In 2004 the focus will be on the **skin protection project** and on preventive treatment for **sleep disorders**. The skin protection program focuses in the induction phase on the workplace and involves evaluating and reporting on skin hazards, as well as cleansing and care of the hands and skin. During the follow-up phase an individual protection plan is prepared. Adequate, refreshing sleep is crucial to good performance and stress reduction. Preventive programs for sleep disorders are to be progressively rolled out across our sites.

Safety of workplaces improving through training

THINK:AHEAD
discover safety

During the past year there were fatal injuries to one OMV staff member and three contractors at work. These are the highest accident figures in more than ten years. These tragedies overshadowed the overall success of our Think:ahead discover safety program, launched two years ago. This initiative is aimed at improving managers' understanding of safety issues and their awareness of their responsibilities through intensive training. The accident rate markedly declined in 2003, to reach 4.15 (LTIR – lost time incident rate per million hours worked).

In summer 2003 one of the largest projects in our history – involving the building of a gas treatment plant, gathering system, roads and buildings – went into operation after eight million man hours worked without a single accident.

Number of accidents declining
absence from work ≥ 1 day in 1 million working hours



10
9
8
7
6
5
4
3
2
1
0
1998
1999
2000
2001
2002
2003
2004
Target

Improved products and action on climate change

In 2003 OMV again made groundbreaking product improvements. On January 1, 2004, OMV became the first oil company in Austria to market an all **sulfur-free transportation** fuel range, five years before the EU deadline. As a result the transportation fuels produced at the Schwechat refinery will now contain 1,500 tons less sulfur every year. Particulate emissions of diesel engines will be cut by 30%.

Meanwhile, in 2003 we opened the first filling station with AdBlue dispensing equipment. AdBlue is a urea additive that cuts emissions from heavy-duty diesel vehicles.

Our environmental programs also included action to combat **climate change**. Apart from preparations for the new EU emission trading system, in which a number of sites will participate, technical measures were taken. In mid-2003 a new nitric acid plant was commissioned at AMI Agrolinz Melamine International GmbH. The plant uses a process – the only one of its kind in the world today – that annually reduces nitrous oxide emissions by 1,600 tons, equivalent to 500,000 tons of CO_2, or 9% of all Group emissions.

Research and development.

The primary focus of our research and development (R & D) efforts is on product and process innovation, and on applying ideas that benefit customers, the environment and OMV itself. It helps our business segments meet the high quality standards for which OMV products and services are known. Group research and development spending was EUR 22.72 mn in 2003 (2002: EUR 22.81 mn).

R & D expenditure stable at EUR 23 mn



14
12
10
8
6
4
2
0
2.50
2.68
2.54
12.14
10.93
11.39
5.93
9.17
8.69
E & P
R & M
Chemicals
2001
2002
2003

In **Exploration and Production**, more precise and reliable reservoir descriptions were obtained through the introduction of new analytical methods that enhance seismic resolution. Another R & D thrust is the treatment and reinjection of produced water, using environmentally friendly microbiological water purification methods. Meanwhile, in order to raise **recovery rates** we carried out further studies on nitrogen injection at small oil fields, and on the injection of carbon dioxide into the hydrocarbon-bearing zones of highly structured reservoirs. The useful life of **oil field installations** was significantly prolonged by performing tests so as to select optimum equipment and inhibitors for given conditions. This helped to reduce domestic production costs. OMV is also researching into environmentally friendly products for corrosion and hydrate inhibition in oil and gas production.

R & D activities in **Refining and Marketing** were concentrated at research centers for transportation fuels, lubricants, heating fuels and bitumen. Research cooperation was stepped up together with universities and industrial partners through involvement with external centers of excellence. Due to the changeover to production of a sulfur-free product range, and to progress in additive technology, **transportation fuel** development centered on developing new, optimized formulations. In the run-up to implementation of the European Union Biofuel Directive, mixes of bio and fossil fuels were tested and evaluated in terms of production requirements and engine performance. The **Lubricant** Research Center developed three new products (OMV full syn extra SAE 0W-30, OMV gasoline GM SAE 0W-30 and OMV diesel GM SAE 5W-30) during the year. In addition, advance development work was performed ahead of the coming Euro 4 and Euro 5 emission standards. To support modern exhaust after treatment technologies for diesel engines R & M collaborated with the Chemicals segment on the development of low ash engine oils and readied the urea based NOx reducing agent for market. During the year the Lubricant Research Center launched a product database on www.omv.com. This contains data sheets with safety information and lubricant recommendations for engines, and transmission, hydraulic, cooling and steering systems. As part of the development of a new oil central heating system for low energy houses under the EU backed BIOFLAM project, the first prototype of a flameless ceramic burner was put into operation at the **Heating Fuels** Research Center. The **Bitumen** Research Center worked on expanding the plant that produces our STARFALT polymer modified bitumen, and on modified formulations.

Benefits for customers and environment created by high quality

In the **Chemicals** business, activities continued to focus on new products and applications, and on refinement of our melamine production technology. A plant for producing thermoplastic melamine resin was built in Castellanza, Italy. This will open the way for the development of a number of innovative **melamine applications**. A major R & D project is developing the HIPE®ESIN high-performance melamine resin. This will be the first product to combine the benefits of thermoplastic forming with the dimensional and thermal stability of a thermosetting plastic. During the basic engineering work for the new melamine plant in Piesteritz, Germany our proprietary process was upgraded in the light of experience with the two existing high-pressure melamine plants in Linz and Castellanza. The technological advances made will improve the quality of the melamine produced while significantly reducing the cost of the new equipment.



Corporate governance.

Building trust through transparent rules

We believe that good corporate governance can make a valuable contribution to strengthening investor confidence and the trust of the capital market as a whole. It involves transparent disclosure of the main factors determining responsible behavior by a company's governing bodies, and their independence and cooperation, as well as the remuneration and dealings of the Executive Board, for example. Subject to the explanations given below, OMV hereby states its compliance with the **Austrian Corporate Governance Code**. We reaffirm our intention to abide by the Code, and aim to achieve compliance with the requirement contained in the preamble to the Code for regular and voluntary external monitoring of compliance, and publishing the findings.

We would like to stress, especially in international discussions, that in the two-tier system provided for by Austrian and German law the **Supervisory Board** is a separate body overseeing the management board. This element of independent supervision is partly lacking in the one-tier Anglo-Saxon system. All members of the Supervisory Board are legally bound to be guided solely by the company's interests in their decisions. Consequently it is entirely appropriate to refer to them as "independent non-executive board members". OMV seeks to promote the independence of the Supervisory Board and to avoid actions which would jeopardize this independence, such as the appointment of former Executive Board members or transactions between members of the Supervisory Board and the Group, especially consultancy agreements.

The Company's articles of incorporation were amended to conform to the Corporate Governance Code at the last Annual Stockholders' Meeting, and in particular **age limits** for members of the Supervisory and Executive Boards were introduced. In accordance with international developments, the Accounts Committee met with the head of **Corporate Internal Audit** to discuss the results of internal audits and plans for future audits, and held detailed discussions with the external auditors on the Company's risk management system. During the year under review the Company's **overall strategy** was discussed not just by the separate Strategy Committee but also by a plenary meeting of the Supervisory Board. Despite the fact that preliminary examination of individual issues and major projects is carried out by a committee, we see the Company's strategy as sufficiently important to justify calling a meeting of the Supervisory Board. There is a **consortium agreement** between International Petroleum Investment Company (IPIC) and Österreichische Industrieholding Aktiengesellschaft (ÖIAG) which provides for block voting and imposes certain limitations on the transfer of shareholdings of both partners.

The OMV Group draws up its **consolidated financial statements** and quarterly reports in accordance with the Austrian Commercial Code (ACC), and also publishes statements reconciling net income and stockholders' equity under US Generally Accepted Accounting Principles (US GAAP). OMV has adopted this international accounting format to allow investors to draw good comparisons as many companies in the peer group also publish US GAAP reconciliations.

Arrangements have been agreed on for the **substitution** of members of the Executive Board, as part of temporary succession planning to deal with sudden misfortunes. The Chairman and the Deputy Chairmen take account of the need for long-term succession planning. At the Annual Stockholders' Meeting approval was obtained for a share buyback program in connection with the 2003 **stock option plan**, and the main elements of that plan were presented.

We are pleased to state that our corporate governance efforts have been well received by the public and the financial market. This is reflected in the fact that OMV gained first place in the corporate governance category of the 2003 Vienna Stock Exchange Awards.

We are committed to continuous improvement in this area.

Further information on the Company's governance can be found at www.omv.com > Investor Relations Center.

Risk and value management.

Enhancing value by managing risks and opportunities

Integration of a systematic approach "Enterprise Wide Risk Management"

We believe that only companies that recognize significant risks at an early stage and take systematic action to manage them will be in a position to exploit opportunities in a commercially prudent manner and thereby increase shareholder value.

In order to strengthen this process, to meet the increased demands of a phase of accelerated growth, and to comply with the Austrian Code of Corporate Governance, the Executive Board has concentrated all risk management activities in a single system. This is referred to as the **OMV Enterprise Wide Risk Management (EWRM)**. EWRM is based on horizontal networking within our business processes and also, in conjunction with strategic and medium-term planning, vertical integration.

Revamped risk management structure

The Executive Board establishes the Group's goals and strategies, and the requirements to be met by the EWRM, which are set out in formal guidelines (manual). There is an operational and a strategic risk management process. The company rules make each and every employee, Group company and segment management responsible for managing risks with the assistance of risk officers, structured processes, and the project management system. Major risks are centrally managed in accordance with corporate guidelines already in place. The newly established risk identification process – supported by the Risk Monitor software application – forms part of our medium-term planning over a three-year time horizon. It includes risk assessment, risk limitation measures, risk indicators and the responses implied by these. As a result of this process, a risk report is prepared two times per year. This report covers all risks identified as significant and which are subject to ongoing monitoring requirements, as well as high-priority risks. The coordination, consolidation and review of Group risk management, and reporting to the Executive Board in the form of a risk report, is performed centrally by the Corporate Risk Manager, who is based in Group Treasury.

There is also an Executive Risk Committee consisting of Group and divisional management, and representatives of the Finance Department. The Committee submits the Group risk policy to the Executive Board for approval. In accordance with the Austrian Code of Corporate Governance, the effectiveness of the EWRM system is assessed by the auditors.

Value management as a basis for business decisions

OMV's value management philosophy is one of the cornerstones of the Group's managerial system, and senior management attaches great importance to it. It moulds OMV's planning and decision-making processes, and reporting methods. The necessary metrics and controls are configured into the information system.

For additional information on risk and value management visit www.omv.com > Investor Relations Center.

Investor relations.

Due to the fact that OMV issued euro and dollar bonds in 2003, the activities of the Investor Relations Department now extend to the debt securities market. True to our longstanding commitment to fair disclosure, we accord equal treatment to OMV stockholders and bondholders, and provide news on the Group that is tailored to the respective audiences.

Outstanding stock performance

2003 witnessed an upturn in equity prices across all world markets. Oil and gas stocks also performed well, though they lagged the market. The European oil and gas industry benefited less than others from high oil prices as the gains were canceled out by the weakness of the US dollar. The FTSE Oil & Gas Index rose by only 4% in 2003.

Other major indices made greater headway (FTSE 13%, CAC 40 15%, Nikkei 21%, Dow Jones 25%, DAX 37%, NASDAQ 50%). Among the top performers was the Vienna Stock Exchange. The Austrian Trade Index (ATX) ended the year up by 34%.

Stock price up by 26%, bonds succesfully issued

OMV stock outperformed the FTSE Oil & Gas Index for the third year in succession, rising by 26%. Taking into account the EUR 3.50 per share dividend paid on May 27, stockholders enjoyed total returns of 30% in 2003.

Our **market capitalization** was EUR 3.19 bn at year end. The capitalization of all shares listed on the Vienna Stock Exchange rose by 42% to EUR 43.31 bn in 2003.

Good market conditions, new listings and capital increases led to a sharp rise in trading on the Vienna Stock Exchange. **Turnover in shares** climbed by 52% to EUR 19.31 bn. The transaction volume of our stock increased by 32% to EUR 2.09 bn – around 11% of the turnover on the exchange (2002: 12%).

Over-the-counter (OTC) turnover on the Vienna Stock Exchange prime market totaled EUR 14.21 bn in 2003, accounting for 42% of total trading volume (OTC and listed trading) of EUR 33.52 bn. OMV stock registered EUR 1.06 bn in OTC turnover, or about 34% of the overall turnover including OTC of EUR 3.15 bn.

OMV share price increased by 26%
comparison of indices and monthly turnover



in EUR mn
140%
130%
120%
110%
100%
90%
80%
70%
250
200
150
100
50
0
J F M A M J J A S O N D
OMV
ATX Prime
FTSE Oil & Gas
OMV monthly turnover

Refinancing of acquisitions completed

The subscription period for OMV's first eurobond ended on June 26, 2003. The issuing price of the EUR 250 mn offering was EUR 99.47, the coupon 3.75% and the duration seven years (June 30, 2010). The bond is listed on the Vienna Stock Exchange (ISIN: AT0000341623).

Towards the end of June, a USD 320 mn bond issue in two tranches, maturing on June 27, 2013 and June 27, 2015, was placed with US institutional investors (private placement). The USD 182 mn ten-year tranche was issued at par with a coupon of 4.73%, and the USD 138 mn 12-year tranche at par with a coupon of 4.88%.

These two transactions completed the long-term refinancing of the acquisitions made in 2003 for the Exploration and Production, and Refining and Marketing segments. They also diversified our debt investor base beyond the European banking market, and markedly increased OMV's debt maturity profile.

Results of the Annual Stockholders' Meeting

On May 20, 2003, the Annual Stockholders' Meeting approved an extension of the share buy-back plan, opening the way for the repurchase of 19,952 shares. The stock option plan is aimed at giving management a substantial long-term stake in the success of the Company, thus aligning its interests with those of shareholders. Towards the end of the year the exercise of options under existing plans led to the disposal of 25,000 shares due to lower coverage requirements. In total as of December 31, the Company held 124,161 OMV shares as a result of the four stock option plans launched between 2000 and 2003. The number of outstanding shares is hence 26,875,839 (for further details visit www.omv.com > Investor Relations Center > Stock information). A further employee stock ownership plan was launched in 2003, to which approximately 15% of the workforce subscribed.

At the next Annual Stockholders' Meeting on May 18, 2004, the Executive Board will be proposing a dividend of EUR 4.00 per share. This represents a payout ratio of some 27%, and a dividend yield of about 3%, based on the closing price on the last trading day of 2003.

Busy year for Investor Relations

2003 was a very busy and challenging year for Investor Relations as a result of the two largest acquisitions made in the Company's history and the bond placements.

First OMV Capital Markets day in London

In June we held our Capital Markets Day in London for the first time, and this was a major success. Senior executives gave presentations to over 40 analysts and investors from around the world, thereby enabling them to gain a deeper understanding of OMV. We also maintained our contacts with analysts and investors by staging roadshows in both Europe and America, including debt roadshows for the first time.

Greater use was made of the Internet in order to increase the transparency and timeliness of shareholder information. Thus our annual and interim results presentations and the Annual Stockholders' Meeting were for the first time broadcast live on the web. All important news and information for share and bond holders, and analysts is publicly posted at www.omv.com > Investor Relations Center.

At a glance in EUR	2003	2002	2001	2000	1999
Market capitalization in EUR bn [1]	3.19	2.53	2.54	2.23	2.61
Year's high	122.80	110.87	122.65	99.40	98.00
Year's low	92.00	82.20	78.88	74.10	72.75
Year end	118.08	93.58	94.12	82.50	96.50
Earnings per share (EPS)	14.60	11.85	14.09	11.91	7.11
Book value per share	98.94	88.75	82.66	72.21	62.65
Cash flow [2] per share	34.92	21.60	29.21	22.65	12.53
Dividend per share	4.00 [3]	3.50	4.30	4.30	2.40
Price cash flow ratio (PCF) [1]	3.4	4.3	3.2	3.6	7.7

[1] based on year end price [2] net cash provided by operating activities [3] recommended dividend

Rise in crude prices almost compensated by strong euro

Mixed economic trends

For the **world economy** 2003 was a year of a gradual upturn towards the trend growth rate, accompanied by wide variations in regional performance. Growth of more than 3% in the world economy and world trade was driven by Asia and the USA. Expansion was slowed down by continuing political uncertainties and relatively high raw material prices. GDP (gross domestic product) growth ran at 2% in the OECD area. There was a marked acceleration to about 3% both in the USA and Japan. In the USA demand was boosted by tax cuts and defense spending, while in the EU investment and consumer demand were very muted. In the EU growth therefore was only 0.8%, the lowest rate for ten years. European fiscal policies provided little stimulus, with most governments responding to swelling fiscal deficits by cutting back public expenditure. Exports were hit by the strength of the euro.

The economic climate in the five **Central European** accession countries – the Czech Republic, Hungary, Poland, Slovakia and Slovenia – was more positive. Average GDP growth in the five moved up from 2.2% to 3.4%. Meanwhile the Bulgarian, Croatian and Baltic economies expanded by between 4.5 to 7.5%. **Austria** was held back by the poor performance of its largest trading partner, Germany, and GDP growth was far below trend at 0.7%. Capital goods production and public expenditure were barely above 2002, levels. Consumer spending and exports both edged up by almost 1%. However investment rebounded to record a 2.8% growth rate after declining in 2002. Unemployment worsened to 4.5% despite a slight increase in employment. Inflation moderated to 1.3%.

Oil prices rose significantly

After the previous year's stagnation **world oil demand** returned to growth, climbing by 1.6 mn bbl/d or 2.1% to 78.6 mn bbl/d. This increase came mainly from OECD countries and China. **World crude production** rose markedly faster than demand. Output was 2.8 mn bbl/d or 3.6% up on 2002, at 79.3 mn bbl/d. After throttling back production in 2002, OPEC members pumped 30.5 mn bbl/d, lifting their market share to more than 38%. Output from Saudi Arabia, Iran and Kuwait hit record levels, more than compensating for production stoppages in Venezuela and Iraq (almost 1 mn bbl/d). Russia stepped up production by 10%. World crude inventories swelled by 0.7 mn bbl/d.

Crude prices were mainly driven by psychological factors, rather than fundamentals. Spot Brent averaged USD 28.84/bbl – 15% up on 2002. Prices peaked at almost USD 35/bbl in mid-March, shortly before the start of the Iraq conflict. Increases in the OPEC output ceiling in January and February prevented a sharper price spike. After the outbreak of hostilities the oil price briefly dipped below the USD 23/bbl mark, but market expectations of a rapid restoration of security and quick repairs to the oil infrastructure in Iraq were not fulfilled. Oil prices remained at relatively high levels in the second half of the year.

Rotterdam petroleum product prices only firmed slightly, as higher dollar prices were largely offset by the sliding **US dollar exchange rate**. Only automotive diesel recorded significant gains on a euro basis, putting on 12%.

The **Austrian energy price index** for private households rose by just under 1%. Transportation fuel prices were virtually static but heating oil was 1.5% and solid fuels 3% dearer. The kilowatt hour prices of electricity and gas prices inched up, but there were marked increases in system charges.

Crude price and EUR exchange rate up on last year
monthly average


USD/bbl
USD
35
30
25
20
15
10
5
0
1.40
1.30
1.20
1.10
1.00
0.90
0.80
J F M A M J J A S O N D
Brent price 2002
Brent price 2003
USD 2002
USD 2003

Growing energy demand

Initial estimates show rapid growth in primary energy use in 2003. Thermal generation and electricity imports were stepped up to meet the shortfall caused by a 3% increase in electricity consumption and a 15% drop in hydropower generation. Sales of petroleum products and natural gas jumped in the second half mainly reflecting inventory building ahead of energy tax increases on January 1, 2004.

According to first estimates **Austrian natural gas consumption** increased to a record level of 8.6 bcm. Domestic gas production was up by 10% to 2.1 bcm, while net imports surged by over 20% and gas in storage rose by 0.2 bcm.

Consumption of petroleum products stable at 82 mn tons


Montenegro
Bosnia-Herzegovina
Slovakia
Slovenia
Bulgaria
Serbia
Croatia
Hungary
Czech Republic
Triveneto (Italy)
Romania
Austria
Southern Germany
0 2 4 6 8 10 12 14 16 18 20 22 24 26
2002
2003

Demand in the **petroleum product markets** served by the OMV remained stable at 82 mn t. Diesel sales progressed by 3% while demand for gasoline and heating oil dipped by 1% and 2%, respectively. The 9% rise in Austrian petroleum product sales to 12.5 mn t topped the record set in 1979; however part of the increase was due to preemptive heating oil inventory building. Consumption of extra light heating oil rose by 12%, while that of heavy heating oil leapt by 40%. Demand for transportation fuels was also robust, gasoline sales expanding by 4% and diesel sales by 10%. Aviation fuel demand fell by 5% because of the shrinking long-haul holiday market. Petroleum product sales in Bavaria, Saxony and Thuringia as well as in Hungary were between 3–4% lower than in 2002. Sales in Bulgaria and the Czech Republic registered modest growth, while there were gains of over 3% in Croatia, Slovakia and Serbia. Transportation fuel demand expanded in Central Europe, and the Balkans. There were sharp falls in heating oil demand in Hungary and Romania.

Modest growth in melamine and polyolefin demand

Global **melamine** demand was only slightly higher, despite a positive trend in the construction sector in the USA towards the end of the year. However tightness on the supply side due to plant outages and less-than-expected capacity growth lifted prices by an average of 5%. The main features of the European **plant nutrient** market in 2003 were anemic demand – particularly for multinutrient fertilizer – and rising feedstock prices. Low rainfall impacted the market from March onwards. Fertilizer spreading declined and harvests were lost. Follow-up deliveries to agricultural merchants collapsed in the first half, but inventory building picked up strongly in the second half. Urea sales prices held up relatively well because of rising world market prices.

Increase in gas consumption, petroleum products markets stable

West European **polyolefin** demand grew by almost 1%, and capacity utilization improved slightly. Average polyolefin prices for the year were unchanged at 2002 levels. Polyethylene margins rose by 3%, but polypropylene margins slumped to a historic low.



International E & P business strengthened.





Exploration and Production.

At a glance in EUR mn	2003	2002	% change
Segment sales	864	734	18
Earnings before interest and tax (EBIT)	303	256	18
Capital expenditure	498	227	120
Return on fixed assets in %	25	31	(19)
Production in mn boe	43.6	30.4	43
Proved reserves as of December 31 in mn boe	410.1	343.1	20

Improved results through profitable growth

Strong growth in production volumes lifted both **segment sales** and **EBIT** by 18%, to EUR 864.42 mn and EUR 303.23 mn, respectively. The Preussag acquisition contributed about EUR 21 mn to these significantly improved earnings. Higher crude oil prices were offset by the fall in the USD/EUR exchange rate. There were special charges of EUR 40.55 mn in 2003. These mainly related to personnel reduction programs, as well as the non-scheduled depreciation of assets in Albania and Australia. Clean EBIT excluding these special effects was EUR 343.78 mn (2002: EUR 261.75 mn).

Major increases in production and reserves

In June 2003 OMV completed the acquisition of the international exploration and production portfolio of Preussag Energie International GmbH from TUI AG with effect from January 1, 2003. The new assets are mainly in our existing core regions, and are an excellent fit for our growth strategy.

The improvement in results stemmed mainly from a 43% increase in **production** to 43.6 mn boe. Average daily production increased from 83,000 boe/d in 2002 to approximately 120,000 boe/d. Aside from the Preussag assets, which accounted for 20,000 boe/d of the gain, organic production growth was still 19%. This came mainly from the Sawan gas field in Pakistan which was brought on stream during the year, and the build-up in production from the Murzuk Basin in Libya. **Production costs** (excluding royalties) rose from USD 5.01/boe to USD 5.24/boe, largely as a result of the devaluation of the US dollar versus the euro.

Total proved reserves grew to 410.1 mn boe (2002: 343.1 mn boe), in part due to the Preussag acquisitions, meaning that the reserve replacement rate (RRR) over the past three years was 174%. Our reserves are regularly evaluated by independent consultants; the last such review was performed by DeGolyer & MacNaughton in 2002.

Portfolio expansion

In 2003 OMV acquired 41 new licenses, including the Preussag assets. We had interests in 18 (2002: 21) exploration wells and 20 (2002: 23) appraisal wells drilled during the year. Of these, 23 resulted in discoveries, representing a success rate of 61%. The three-year rolling average for **finding costs** was USD 2.59/boe (2002: USD 2.26/boe), mainly due to higher exploration expenses, which rose by 30% to EUR 93.05 mn compared to last year. **Capital expenditure** rose from EUR 226.85 mn to EUR 498.36 mn, largely as a consequence of the Preussag acquisition.

Production and reserves up 43% and 20%, respectively

Balanced portfolio

In **Austria** we succeeded again in maintaining production at a high level (14.4 mn boe) due to a successful drilling and workover campaign. In order to offset the natural decline in production we drilled 13 wells, more than two-thirds of which were declared commercial.

Reserve replacement rate up to 174%



450
400
350
300
250
200
150
100
50
0
200%
150%
100%
50%
0%
340
343
410
2001
2002
2003

Proved reserves in million boe
Reserve replacement rate (3-year average in %)

Full production at Sawan, new licenses in the UK, interest in Pohokura gas field

An exploration well in Lower Austria's Weinviertel region led to the discovery of reserves of around 4.5 mn boe – the largest oil and gas find in the Vienna Basin in 25 years.

In the **United Kingdom** the first phase of development of the Jade gas and condensate field was successfully concluded. Our equity share of production in 2003 averaged around 3,000 boe/d. Meanwhile output from the Schiehallion field remained steady at 105,000 boe/d (OMV share 5.9%). Two exploration wells in the central North Sea in which we held stakes were unsuccessful. We acquired interests in six licenses under the 21st licensing round, and are already planning extensive seismic and drilling programs for 2004. We continued our exploration activities in the **Irish** sector of the North Sea. In **Albania** we hold two onshore exploration licenses. Our first exploration well in the Palokastra structure resulted only in traces of oil, and was plugged and abandoned. The Preussag takeover has given us a 17.5% stake in the Patos Marinza field redevelopment project. However, a production test showed that the heavy oil at the field was not producible at forecasted rates and would not be commercial. The joint venture partners therefore decided to cease their activities in March 2004. The onshore license in Block D was added to the existing portfolio, the Block E license expired in 2003. In **Bulgaria** OMV is the operator of the Varna-Deep Sea offshore license. In **Germany** new seismic data was acquired in 2003 and is currently being analyzed. We acquired two concessions as of December 31, 2002, and a third in January 2003, and at once commenced exploration activities as the operator in these areas.

In **Libya** we drilled an exploration well and an appraisal well in the Murzuk Basin, both of which were successful. Annual oil production rose by 15% to 23,400 boe/d. Total production at the El Shararah field was raised to an average of 200,000 boe/d (OMV share 7.5%). Production at the A field on block NC 186 began at an average of 9,000 boe/d (OMV share 9.6%). Development of the D field was approved during the year, and is due to come on stream in mid-2004. We acquired exploration blocks in the Murzuk and Kufra basins with a total area of 77,000 square kilometers in conjunction with Repsol.

The takeover of Preussag's international portfolio brought us exploration and production licenses in **Tunisia**. Our equity share of the oil production was 8,900 boe/d. One development well was sunk at the Ashtart field, and one at Cercina. An exploration well on the Cercina Sud block which struck oil was completed. In November we obtained an exploration license for the Jenein Sud block in southern Tunisia, near the El Bourma field. In **Sudan** we signed an agreement with the Indian national oil company ONGC, for the sale of our interests in Blocks 5A and 5B in September. Approval by the Sudanese authorities is expected to be given in the first half of 2004.

In **Pakistan** OMV operates the Miano and Sawan gas fields, and the South West Miano II, Gambat and Latif exploration blocks. We also acquired interests in offshore exploration blocks G and H as well as in the onshore block Nawabshah. Output at the Miano gas field (OMV share 17.7%) rose steadily to 165 mn scf/d or 27,500 boe/d. The Sawan gas field (OMV share 19.7%) was brought on stream in 2003 in two stages. By year end output had reached 380 mn scf/d (63,300 boe/d). This was the largest field development in OMV Group history; state-of-the-art technology was employed. With full production at Sawan, OMV is now the largest foreign gas operator in Pakistan. The OMV led consortium is meeting 18% of the country's gas demand. In 2003 we took over Preussag's stakes in Blocks 12 and 13 in **Qatar**. Block 12 includes the producing Al-Rayyan field. In **Iran** preparations to drill two exploration wells have been completed. In **Yemen** we returned Block 60 to the authorities after analysis of the exploration data. As part of the Preussag acquisition we gained a 44% interest in the exploration license for Block S2. Tests at two exploration wells showed indications of oil.

Activities in **Australia** and **New Zealand** are currently being restructured. Our headcount in New Zealand is being stepped up, as OMV's operations have been significantly expanded by the acquisition of Preussag's interest in the Pohokura gas field. Exploration in Australia in 2003 was again focused on the Timor Sea and the Carnarvon Basin. In the Gippsland Basin offshore Australia OMV successfully completed the Patricia Baleen gas field development as operator. Since April production has run at the expected average rate of 35 mn scf/d (5,700 boe/d; OMV share 40%). After drilling an appraisal well we dropped plans to develop the Audacious oil field. Our exploration license in **Vietnam** expired in 2003.

In **Ecuador** the first phase of the Yuralpa development project in Block 21 was completed in 2003. Extensive activities for production optimization was carried out in Block 7. We drilled a well in the fourth quarter, and the test results exceeded expectations. Daily production averaged around 11,800 boe/d (OMV share 25%). In **Venezuela** output remained at a constant level. Reservoir studies were completed at the Cabimas field operated by OMV, and a revised development plan was submitted to the authorities. Production averaged 5,600 boe/d (OMV share 90%). The development plan for the Boquerón field was also revised and submitted for approval. Gas injection to maintain reservoir pressure continued as planned. Average output was 8,900 boe/d (OMV share 30%).

Outlook for 2004

Latin American assets not core, disposal initiated

Since the Preussag operations have now been successfully integrated and no further start-up costs will be incurred, we anticipate another positive contribution to earnings in 2004. The E & P business will continue to focus on its five core regions. Steps to dispose of assets in Venezuela and Ecuador, acquired from Preussag Energie International GmbH in 2003, have already been initiated, as Latin America is not a core region for OMV.

	Oil and NGL		Natural gas		Oil equivalent	
	mn t	mn bbl	bcm	bcf	mn t	mn boe
Production in 2003						
Austria	0.93	6.8	1.23	45.9	1.97	14.4
Rest of Europe	0.56	4.2	0.26	9.8	0.78	5.9
Africa	1.56	11.8	—	—	1.56	11.8
Middle East	0.05	0.4	0.46	17.2	0.44	3.2
Southeast Asia	0.17	1.4	0.49	18.2	0.58	4.4
South America	0.57	3.9	—	—	0.57	3.9
Total	**3.83**	**28.5**	**2.44**	**91.2**	**5.90**	**43.6**
Proved reserves as of December 31, 2003						
Austria	8.75	63.3	14.31	534.2	20.87	152.3
Rest of Europe	3.43	26.4	1.54	57.5	4.73	36.0
Africa	13.39	101.1	0.53	19.6	13.84	104.3
Middle East	0.28	1.9	9.37	349.9	8.22	60.3
Southeast Asia	0.33	2.9	2.08	77.7	2.09	15.9
South America	6.03	41.4	—	—	6.03	41.4
Total	**32.20**	**237.0**	**27.83**	**1,038.8**	**55.78**	**410.1**

The conversions from t into bbl are field specific: 1 cbm equals 37.3 cf.
Conversion from gas to oil equivalent on basis of calorific value: 1 cbm of gas equals 0.847 kg of oil; 6,000 cf of gas equals 1 bbl of oil; some figures are rounded.


OMV

Acquisition led growth surge in R & M.



Refining and Marketing including petrochemicals.

At a glance in EUR mn	2003	2002	% change
Segment sales	6,023	4,923	22
Earnings before interest and tax (EBIT)	265	125	113
Capital expenditure	709	282	152
Return on fixed assets in %	15	8	74
Product sales Refining in mn t	13.91	11.67	19
Market share in %	12	10	20

Marked improvement in results

Segment sales increased by 22% to EUR 6,023.45 mn (2002: EUR 4,923.04 mn) due to sharp rises in product prices, acquisition related volume increases and OMV's marketing of output from Schwechat previously locked in by third-party processing agreements. **EBIT** was up by 113% to EUR 265.13 mn (2002: EUR 124.73 mn). This improvement was largely attributable to higher refining margins and increased contribution from basic petrochemicals. The latter's EBIT rose by 60% to EUR 91.85 mn due to higher volumes and margins (2002: EUR 57.55 mn). The acquisitions have not yet had a significant impact on reported earnings because of one-off transaction and integration expenses. EBIT excluding special charges grew by 113% to EUR 285.73 mn (2002: EUR 134.14 mn).

An important factor behind the marked improvement in earnings was higher **refining margins**. In 2003 the benchmark average Brent bulk refining margin in Rotterdam was USD 2.60/bbl, above the long-term average and 195% above the previous year's level (2002: USD 0.88/bbl). Stronger margins were driven partly by the Iraq conflict in the spring, and partly by the switch to more environmentally friendly products in the second half of the year ahead of the stricter EU specifications due to come into effect in 2005.

The main highlights of the year 2003 for the **petrochemicals business** were firm naphtha prices powered by the strength of crudes, and depressed polymer margins as a result of the poor economic environment. The weakness of the US dollar put further downward pressure on sales prices. The average West European Contract Price (WECP) based ethylene margin for the year fell by 1% while propylene margins gained 14%.

Margins in the **Marketing** business decreased as a result of high crude price levels and local price wars. Prices in the Austrian retail market were impacted by the 1999 agreement tying them to average EU prices.

Higher throughput and sales volume

Capacity utilization, relative to the increased nameplate capacity of 18.4 mn t (9.6 mn t in Schwechat, 3.4 mn t in Burghausen and 5.4 mn t from the BAYERNOIL refining network), was 95% as in 2002. The additional volumes resulting from the termination of Schwechat's third-party processing agreements as of December 31, 2002 were almost entirely marketed by OMV, and they made a positive contribution to earnings. Refining **sales volumes** registered a 19% year-on-year increase to 13.91 mn t. Schwechat accounted for 8.33 mn t of the total (2002: 8.52 mn t), while 3.11 mn t (2002: 3.15 mn t) came from Burghausen and 2.47 mn t from BAYERNOIL. The high price levels at the start of the year constrained exports to neighboring countries. The resultant decline in volumes was largely compensated for by increasing supplies to the home market.

Improved refining margins and sales volumes, market share increased

In **Marketing** sales volume rose by 24% to 9.92 mn t (2002: 7.98 mn t). Both the retail and the commercial business recorded increased volumes – the latter profiting from the additional products available due to the termination of third-party processing in Schwechat and from the BAYERNOIL investment. Our overall market share, including the retail and commercial businesses in all 12 countries served by OMV, increased from 10% to 12%.

Acquisition led growth surge

In 2003 we invested EUR 708.96 mn (2002: EUR 281.63 mn), mainly in the acquisition of a 45% interest in the **BAYERNOIL** refining network from Deutsche BP AG, effective July 1, 2003. BAYERNOIL operates three interconnected refineries with a combined distillation capacity of 250,000 bbl/d (12 mn t/year) in the Ingolstadt area. The conversion capacity is up to Central European standards, and the plant's capacity is large enough to meet OMV's supply requirements for the Bavarian and West Austrian markets. The deal brought us an additional 18% interest in the Transalpine oil pipeline, increasing our holding to 25%. As part of the transaction we also acquired 247 filling stations in southern Germany, 55 in Hungary and 11 in Slovakia.

Largest acquisition in OMV's history successfully integrated

We acquired the Austrian forecourt operator **Avanti** as of October 31, 2003. This acquisition added 139 outlets to our filling station network. It optimizes Schwechat's supply logistics, as the new stations are mostly within range of the refinery. We shall be maintaining a two-brand strategy as Avanti is a strong, well positioned brand and has a reputation for excellent customer service. The takeover has made OMV the only operator in Austria with a nationwide full service retail network.

Investment in the Schwechat refinery served predominantly to comply with the new EU transportation fuel specifications that come into effect on January 1, 2005. The necessary projects were brought forward, and all our products have been sulfur free since January 1, 2004. All three refineries are now producing fuels that conform to the standards set for 2005 and 2009.

In addition, we made preparations to transform Schwechat into one of Europe's leading production sites for **petrochemicals**. Up to 2005 some EUR 200 mn will be spent on expanding annual ethylene capacity from 350,000 t to 500,000 t, and propylene capacity from 300,000 t to 400,000 t per year. These investments will divert products from the shrinking gasoline market and use them as petrochemicals feedstock instead, thereby significantly improving economics in Schwechat.

Fast-growing forecourt network

As of year end 2003, OMV was operating a total of 1,782 filling stations (2002: 1,232) in 12 European countries, of which 1,174 or 65% are outside Austria. Our retail network grew by 45% during the year under review, largely as a result of the purchase of 313 BP and ARAL stations in southern Germany, Hungary and Slovakia. All of these outlets were upgraded to OMV standards in a mere six months, due to excellent planning. The Avanti acquisition added a further 108 stations in Austria, 11 in the Czech Republic and 20 in Slovakia. Organic network growth mainly took place in Bulgaria, Romania, as well as in Serbia and Montenegro.

In 2003 we again stepped up our non-oil **marketing activities**. By increasing the number of VIVA markets from 491 to 600, and the number of Vienna Café branded catering outlets from 100 to 139, we made further inroads in the non-oil retail business. Growth came largely from upgrading existing stations outside Austria as well as building new ones. We are looking to achieve robust growth in the earnings contribution of our non-oil business by supporting our shops with professional know-how.

OMV retail network expanded by 45%


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
522
573
626
715
1,157
558
548
534
517
626
1999
2000
2001
2002
2003
OMV International
OMV Austria

Improved performance from the commercial business

The ability of the commercial business to respond flexibly to customer requirements was improved by the termination of the Austrian third-party processing agreements and the BAYERNOIL investment. This resulted in higher volumes and an improvement in margins. The BAYERNOIL investment means that the supply of customers in the West of Austria can be handled more efficiently.

The **total sales** of the commercial business excluding supplies to the international oil companies, i.e. majors, increased by 26% compared to last year. Austrian freight companies are increasingly relying on OMV for their diesel fuel and lubricant requirements.

The **bitumen** business performed very well. This product showed the strongest gains in market shares of any product group. The BAYERNOIL acquisition enabled us to enter the west Austrian and Bavarian markets. Sales of polymer modified bitumen as the premium product were boosted by bringing 20,000 t of extra capacity on stream at the start of the season.

The **aviation** fuel business is now being run centrally in Austria, serving all OMV markets. The BAYERNOIL acquisition lifted aviation fuel sales by 26%.

The Austrian **lubricant market** continued to decrease slightly, while OMV was able to expand its share in 2003. For the very first time, the blending plant ran beyond its 25,000 t rated capacity. A major effort is being made to market automotive lubricants to automobile showrooms and workshops. Increased sales volumes, improved formulations and lower material costs all contributed to the impressive margins in the lubricants business.

Outlook for 2004

We anticipate some decline in bulk refining margins and a return to more normal levels in 2004. In Schwechat output will be reduced by a scheduled turnaround of the distillation unit, during which work on increasing the diesel yield will be completed. Margins in Marketing are expected to fall slightly. However, we anticipate significantly higher volumes because the acquisitions in 2003 did not take place until mid-year.

Increased earnings at Borealis

Polyolefin demand moved in step with sluggish economic growth in Europe, increasing by only about 0.5%. Average polyolefin prices for the year remained virtually unchanged from 2002. Polyethylene margins were some 3% above those for polypropylene processing due to very high propylene prices in the first half. However, prices fell by 24% from 2002 levels to reach a historic low. Borealis posted a net profit for the year of EUR 16.03 mn (2002: EUR 6.00 mn). OMV's equity share of the profit was EUR 4.00 mn which is reported under the financial items.

Petrochemicals and plastics: ethylene and propylene prices slightly above 2002
in EUR/ton



1,000
900
800
700
600
500
400
300
200
100
0
1999
2000
2001
2002
2003
Polyethylene
Polypropylene
Ethylene
Propylene
Naphtha

During the year under review the decision was taken to replace two old LDPE lines and a HDPE unit at Schwechat with an up-to-date polyethylene plant based on Borstar technology. This new 150,000 t unit will come on stream in the third quarter of 2005, as will the 100,000 t expansion of the Borstar polypropylene plant. **Borouge**, a 40:60 joint venture with the Abu Dhabi National Oil Company (ADNOC), produced excellent results in its second year of operation, prompting a decision to raise polyethylene capacity to 600,000 t. In addition work began on a feasibility study on the expansion of ethylene and polyolefin capacity by a further 1.3 mn t.

Improved conditions for Borealis anticipated, capacity expansion

The company's nine-quarter transformation program was brought to a successful conclusion in the fourth quarter of 2003. By improving its fixed cost base, optimizing cracker operation, reducing production losses from quality defects and increasing margins relative to those of commodity polyolefins, Borealis succeeded in significantly strengthening its earning power. The brighter economic outlook and the results of the performance improvement program should enable the company to report improved results for 2004.



Induktiv -
system
mbar
DIN

Front runner in a liberalized gas market.



Gas.

At a glance in EUR mn	2003	2002	% change
Segment sales	794	1,483	(46)
Earnings before interest and tax (EBIT)	79	115	(32)
Capital expenditure	24	104	(77)
Return on fixed assets in %	16	23	(33)
Imports in bcm	7.05	6.20	14
Transmission capacity sold in bcm	41.01	39.43	4

Drop in results due to reporting change

Presentation of the Gas segment's activities changed significantly in 2003, as the results of the operations now made by EconGas GmbH are no longer shown under consolidated EBIT, but are now reported under the financial result. Consequently **segment sales** dropped by 46% to EUR 794.38 mn. The decline was partly offset by increased sales of transportation capacity and storage activities. **EBIT** shrank by 32% to EUR 78.64 mn. The transfer of trading business to EconGas and regulation of the Austrian gas transmission were responsible for this fall.

Restructuring at OMV Erdgas

Now that the trading operations are performed by EconGas, the core business of OMV Erdgas is **transmission** and **storage**.

OMV is now active in all stages of the gas value chain, from gas production by the Exploration and Production segment through to transportation, storage and import by OMV Erdgas, and distribution and trading by EconGas.

EconGas (www.econgas.com), a joint venture in which OMV Erdgas holds 50%, commenced operations at the start of the year. It is a major European gas supplier which serves business customers and traders. It has proved possible to exploit the expected synergies created by the joint venture with EVN, WIEN ENERGIE Gasnetz, OÖ Ferngas, BEGAS and Linz AG. By merging the partners' activities, wholesale and distribution activities have been combined for the first time in the history of the Austrian energy sector.

Austrian Gas Grid Management AG **AGGM** (www.aggm.at) has been established to act as the control area manager for the East control area. Its main responsibilities are providing services for systems, transmission system control, schedule management, long-term planning, and congestion and balancing energy management. In 2003 AGGM handled around 8 bcm in gas sales. It also called 52 mn cbm of balancing gas via Austrian Gas Clearing and Settlement AG **AGCS** (www.agcs.at) and supplied 236 mn cbm of balancing energy. AGCS, in which OMV Erdgas holds an interest of about 20%, is the settlement agent for the East control area. It solicits bids for gas required by grid operators to balance their systems and offers of surplus gas, forwards these anonymously to AGGM, and settles the transactions with the balancing groups.

Increase of capacity sold and demand for storage products

Liberalization of trading and part-regulation of transport

Since October 1, 2002 all consumers in Austria have been free to choose their gas suppliers. Since then the transportation systems needed to meet domestic demand have been regulated in order to ensure that grid access is open to all customers. Uniform use of system charges must be paid irrespective of the distance from the infeed point.

Within OMV Erdgas, the department for **Domestic Gas Transmission** is responsible for the regulated domestic gas transportation activities, and international operations are handled by the **Transit** department.

The start of operation of the second stage of the TAG Loop II pipeline in January resulted in a 5% increase in sales of transportation capacity on the **North-South system** (Trans-Austria-Gasleitung and Süd-Ost-Leitung) to 31.14 bcm in 2003. Interruptible gas transmission services were offered for the first time in 2003. The amount of gas shipped on the **East-West system** (Hungária-Austria-Gasleitung, West-Austria-Gasleitung and PENTA West) rose slightly to 9.87 bcm.

A feasibility study on the planned **Nabucco** pipeline from Turkey to Austria has been in progress since May 2003. The aim of the project is to maintain long-term security of supply despite growing West European gas demand by opening up new sources of supply in the Caspian Sea region.

Transport capacity sold increased to 41.01 bcm


45
40
35
30
25
20
15
10
5
0
9.81
27.89
9.86
29.57
9.87
31.14
2001
2002
2003
East-West system
North-South system

Domestic Gas Transmission has to reconcile legal requirements and technical standards. The regulated system tariffs in Austria will be revised in 2004. The effect that this will have on investment in the East control area remains to be seen. This issue is a cause of great uncertainty among Austrian grid operators.

Increased storage demand

Gas hub Baumgarten established as Central European hub

The main function of our storage facilities is to meet seasonal fluctuations in gas demand. The new needs created by liberalization are fully met by our new **storage products** (for details visit www.omv.com). There was an overall increase in demand for storage products in 2003. Capacity utilization in the winter of 2003/2004 was 100%.

Most sales now via EconGas

Most of our gas is now sold via EconGas. OMV Erdgas' remaining sales volumes fell to 1.76 bcm in 2003. **Import volumes** were up by 14% on 2002, at 7.05 bcm, owing to cold weather and increased use of gas-fired capacity for power generation.

Investment on budget and schedule

Capital expenditure mainly reflected the remaining work on the second stage of the TAG Loop II construction project. Another focus was adjusting metering technology to the requirements of the liberalized market. Capital expenditure totaled EUR 23.65 – a planned decline of 77% compared to 2002.

First Austrian gas auction by the Central European Gas Hub

On July 17, 2003, eight bidders purchased a total of 250 mn cbm of gas in Austria's **first gas auction**, at the Baumgarten hub. The initial deliveries were made by EconGas in October 2003. The success of the online auction conducted by **Central European Gas Hub GmbH** – a wholly owned subsidiary of OMV Erdgas (www.gashub.at) – marks the first step towards establishing the Baumgarten gas hub as a marketplace. Gas is transported through Baumgarten on its way to Croatia, France, Germany, Hungary, Italy and Slovenia.

Outlook for 2004

The first definitive findings of the feasibility study on the **Nabucco project** are due by the end of 2004. A decision as to whether to build the pipeline between Turkey and Austria will be made on the basis of these findings. OMV Erdgas' partners in the study are BOTAS (Turkey), BULGARGAZ (Bulgaria), MOL (Hungary) and TRANSGAZ (Romania).

The third and final construction stage of the **TAG Loop II pipeline** is scheduled for completion by 2006. The last 117 km of a total of 375 km will extend the pipeline to the Italian border. A compressor station on the **West-Austria-Gasleitung** will be built in Rainbach. The additional capacity, available from 2005, is earmarked for transit to Western Europe.

The **Central European Gas Hub** is due to commence operations in the fall of 2004, and is expected to develop into one of Europe's main hubs over the next few years.



Chemicals focusing on melamine.



Chemicals.

At a glance in EUR mn	2003	2002	% change
Segment sales	491	469	5
Earnings before interest and tax (EBIT)	43	43	0
Capital expenditure	109	49	121
Return on fixed assets in %	13	14	(11)
Urea and melamine sales in mn t	0.30	0.28	7
Plant nutrient sales in mn t	1.14	1.11	3

Development of melamine high performance products

Earnings stable despite lower margins

Segment sales rose by 5% to EUR 490.86 mn despite the poor economic conditions, reflecting higher prices and sales volumes.

However, lower margins on all products meant that **EBIT** remained unchanged at EUR 42.90 mn (2002: EUR 42.75 mn). Underlying EBIT excluding special items – one-off gains on the disposal of land and extraordinary income from legal changes affecting pension obligations – advanced by 13% to EUR 40.21 mn.

Record melamine sales volumes

AMI Agrolinz Melamine International GmbH is a global melamine supplier. Slow economic growth meant that world **melamine demand** only rose slightly in 2003. However, the market was tight at times due to outages at major suppliers' plants, and average prices for the year were 5% up on 2002.

Business units' contributions to sales: melamine/urea increased to 39%



4% Animal feed supplements
44% Plant nutrients
13% Services and others
39% Melamine/urea

Thanks to a continued sales drive in its North American and Asian growth markets, and its close relationships with major European customers, AMI succeeded in increasing **melamine sales** by 2% to 122,000 t and maintaining its 16% world market share despite the harsh trading environment. The increasing importance of the Asia Pacific region to AMI was emphasized by the founding of a distribution company in Singapore. The Group now has regional subsidiaries in its main export markets, North America and Asia. Improved logistics in its export markets have strengthened AMI's competitiveness by enabling it to provide customers with first-rate service.

Piesteritz project on schedule

Construction of two melamine plants in Piesteritz, Germany is proceeding according to budget and schedule. The topping-out ceremony was held in August 2003, and completion is expected in the first half year of 2004. The melamine plants, with a combined annual capacity of 80,000 t, will come on stream in the third quarter as planned. They are being built by the future operator, Agrolinz Melamine International Deutschland GmbH.

Newly established division for melamine performance products

In 2003 AMI established a new melamine performance products division which will concentrate on developing and producing high-performance materials based on new melamine resins. Applications for the automotive, aviation and boatbuilding industries are currently in the pipeline.

The product portfolio also includes additives and high-performance chemicals for the wood materials industry, as well as powder resins and glues. In 2003 efforts focused on expanding sales of the existing melamine powder resins and additives, and commercializing AMI's new HIPE®COM (high performance composite) high-performance fiber composites.

Investing in the future – new resin plant in Castellanza

The introduction of new products with special properties that come from an innovative process also requires new capacity. Therefore, in December 2003 work started on a new melamine resin plant at the Castellanza site, based on AMI's patented process for producing its HIPE®ESIN high-performance resins. This will be the first step towards manufacturing novel proprietary melamine performance products, such as wood fiber composites.

R & D activity has been stepped up in order to add further product innovations to the melamine performance products division's portfolio.

Higher plant nutrient sales volumes

Following strong stockbuilding demand in autumn 2002 and satisfactory sales up to mid-March 2003, the drought in spring abruptly halted deliveries. The amount of fertilizer spread in AMI's European core markets declined and there were serious harvest losses.

The decline in multinutrient use was particularly severe. The rising cost of feedstock, particularly natural gas, meant that prices remained relatively stable despite stagnating sales. Prices were also supported by rising world market prices for the substitutes, urea and diammonium phosphate.

Stock replenishment in autumn 2003 generated very strong demand, and there was no difficulty in selling products in core markets. Prices remained firm, with urea and ammonia fertilizers hitting historic highs. Sales of calcium-ammonia nitrate were up by 39% year on year in the second half of 2003, and multinutrient fertilizer sales grew by 6%.

Successful launch of new fertilizer range and Agrohit e-commerce platform

AMI's *plant nutrient product portfolio* was successfully relaunched in 2003. The company began the 2003/04 fertilizer year with an improved program, reflecting the findings of extensive market research and customers' comments. The program is now being sold under the umbrella brand name LINZER WARE (Linz Goods) in the Danube region.

In the case of the multinutrient fertilizer it is not just the product and brand name that are new and improved; the color has been changed to green, which makes the product immediately recognizable.

The plant nutrient division's new e-commerce platform www.agrohit.com has performed well. It was introduced in Austria and Germany in 2002, and in 2003 Slovenian and Hungarian language user interfaces were added. All of AMI's fertilizer orders are now being processed via Agrohit, which has proved highly popular with customers.

Outlook for 2004

The economic outlook for 2004 is cautiously optimistic. The Austrian chemicals industry expects sales to grow by approximately 3%. However, the introduction of road pricing and rising energy prices will weigh on results, as there is little prospect of passing on increases.

New melamine capacity being built in Germany and Italy

AMI intends to accelerate the expansion of its **melamine** and melamine performance products divisions. In the second half the additional supplies from Piesteritz will open the way for increased exports, achieving a milestone towards global leadership. The economic recovery should generate strong demand, promoting a positive trend in melamine prices.

The improvement in urea prices since October 2003 and depleted inventories also point to a good spring season for **plant nutrients**, and a slight upturn in prices. AMI will continue to invest in plant modernization and automation, thereby enhancing its cost leadership.

Group financial condition in EUR mn	2003	2002	2001
Sales (excluding petroleum excise tax)	7,644	7,079	7,736
Earnings before interest and tax (EBIT)	644	495	610
Net income for the year	393	322	382
Net cash provided by operating activities	939	581	786
Capital expenditure	1,381	675	452
Personnel as of December 31	6,137	5,828	5,659

The Company enjoyed consistent business success throughout 2003, though trading conditions were mixed. This strong performance led to the best results in OMV's history, though earnings fell back compared to the strong performance in the fourth quarter of 2002.

30% rise in EBIT, 22% in net income

EBIT advanced by 30% to EUR 643.61 mn and net income for the year by 22% to EUR 393.05 mn. High refining margins made a major contribution to this improvement. While margins were extremely low at the start of 2002 and recovered in the course of the year, they remained at high levels throughout the year 2003. Exploration and Production (E & P) further improved on its good results in 2002, thanks to increases in both volumes and prices. However, these gratifying trends did not show up in full in the Company's consolidated statement of income because of the low USD exchange rate which prevailed throughout the year.

The downstream operations acquired from Deutsche BP AG and the international E & P activities purchased from Preussag Energie International GmbH have already contributed to earnings. Results for the second half of the year include those of third-party processing activities and of most of the 313 filling stations acquired in 2003. Integration costs mean that the figures are not yet representative. Integration has progressed excellently to date, and all 313 filling stations had been re-branded by year end.

Consolidated earnings include the contribution of the E & P acquisition for the entire year. Here, too, integration has gone well so far. In this connection, it should be noted that apart from the fields which are already producing and generating profits we acquired extensive exploration and development properties.

Restructuring of the domestic gas import and marketing businesses has also been successfully concluded. EconGas GmbH, a joint venture with other Austrian gas supply companies (see Note 29), commenced full business operations in 2003. Towards the end of 2003 we acquired AVANTI Tankstellenbetriebsgesellschaft m.b.H. (total of 139 filling stations in Austria, the Czech Republic and Slovakia). Integration was still under way at year end. Consolidation is planned for the start of 2004.

Although the results from the new investments were not fully accounted for, profitability improved again. Return on average capital employed (ROACE) for the Group increased from 11% to 12%; return on fixed assets (ROfA) was stable at 16%, and return on equity increased from 14% to 15%.

Earnings before interest and tax (EBIT)

In the **Exploration and Production (E & P)** segment both oil and gas volume and prices rose. Due to the devaluation of the US dollar against the euro these gains were not fully reflected in EBIT. Nevertheless, assisted by the additional production from the acquired assets, the segment's contribution to earnings climbed by 18% to EUR 303.23 mn.

Significantly improved refining margins benefited the results of the **Refining and Marketing including petrochemicals (R & M)** segment. R & M's contribution to earnings more than doubled, rising from EUR 140.41 mn to EUR 265.13 mn. The Marketing business recorded volume growth, but this was largely canceled out by weaker average margins. Due to writedowns and one-time charges related to the filling station acquisitions, the previous year's result was missed.

Earnings before interest and tax (EBIT) in EUR mn	2003	2002	2001
Exploration and Production (E&P)	303	256	273
Refining and Marketing including petrochemicals (R&M)	265	125	223
Gas	79	115	111
Chemicals	43	43	49
Corporate and Other (Co&O)	(46)	(44)	(46)
OMV Group	**644**	**495**	**610**

Marked increase in volumes in E&P, R&M and Gas

In the **Gas** segment volume grew but average prices were slightly below 2002 levels. The comparison with the previous year conceals this positive trend, as the EUR 14.90 mn increase in Group internal storage fees was offset by the reversal of a provision for refunds of storage charges related to third-party storage facilities.

The main reason for the reduction in the segment's EBIT contribution was the transfer of the import and trading business to the EconGas GmbH joint venture. Since 2003 the earnings from these operations have no longer been shown in EBIT, but our share of the joint venture's post-tax profits is reported at equity, under the financial result. The EUR 36.74 mn decline in the Gas segment's contribution to earnings to EUR 78.64 mn should be viewed in the above context.

In the **Chemicals** segment steep falls in average sales prices were compensated for by encouraging volume growth, but earnings were held back by the weakness of the US dollar. The segment's contribution registered a marginal improvement of EUR 0.15 mn, to stand at EUR 42.90 mn.

Expenses in the **Corporate and Other (Co&O)** segment rose by 5%, raising the loss to EUR 46.29 mn.

During the year under review further action was taken to improve the Company's cost base and thus to safeguard its long-term competitiveness by reducing personnel expenses. Separation expenses amounted to EUR 64.82 mn; a further personnel reduction plan, involving an additional EUR 20.00 mn in such expenses, was not agreed with the employees concerned until after the balance sheet date. A total of EUR 10.91 mn was expended on various one-time settlements of employee benefits.

At the same time an amendment to the legislation governing the early retirement age necessitated retroactive recognition of EUR 28.42 mn in additional expense arising from separations in previous years, due to longer periods for bridging payments. The overall increase in expense of EUR 104.15 mn was largely offset by the utilization of EUR 69.97 mn of the provision for personnel reduction plans and a net EUR 21.37 mn in reversals of provisions for severance payments, pensions and jubilee payments occasioned by the later retirement age. The net effect was thus EUR 12.81 mn.

Net income for 2002 was reduced by EUR 25.00 mn in provisions for personnel reduction plans and by a EUR 26.99 mn provision for top-up payments to the external pension fund, to cover losses on the fund's investments in that year.

A change in the accounting treatment of the turnover of raw materials and supplies (see Note 6) added EUR 12.63 mn to income in 2002.

There were no **significant after balance sheet date events in 2003**. The agreements to acquire the international upstream activities of Preussag Energie International GmbH and substantial downstream operations from Deutsche BP AG, and the takeover of a total of 72 filling stations in Bavaria and Saxony, agreed in 2002 but not effective until 2003, were reported in 2002. These businesses were successfully integrated during the year under review.

Summarized income statement in EUR mn	2003	2002	2001
Sales (excluding petroleum excise tax)	7,644	7,079	7,736
Direct selling expenses	(131)	(102)	(97)
Production cost	(6,274)	(5,913)	(6,480)
Other operating income	147	107	86
Selling and administrative expenses	(531)	(460)	(414)
Exploration, and research and development expenses	(97)	(84)	(87)
Other operating expenses	(115)	(132)	(134)
Earnings before interest and tax (EBIT)	**644**	**495**	**610**
Financial items	(47)	(21)	(40)
Income from ordinary activities	596	474	570
Taxes on income	(203)	(152)	(188)
Net income for the year	**393**	**322**	**382**

Earnings

Sales increase due to acquisitions

OMV is an integrated oil company with a strong downstream focus; the R&M segment is by far the largest contributor to Group sales. Oil produced by the E&P segment is either refined at Group refineries or marketed by R&M (Supply and Trading). The results of the R&M business are heavily dependent on refining margins. The wide fluctuations in the main determinants of earnings – crude oil prices and the US dollar exchange rate – mean that there are often large swings in sales and production costs, and the impacts on earnings are thus difficult to predict. Oil is unlike many other industries in that order backlog is of little importance or predictive value.

Group sales:
largest contribution from R&M



6% Chemicals
5% E&P
10% Gas
79% R&M

Consolidated sales excluding petroleum excise tax increased by 8% to EUR 7,644.43 mn in the year under review. The sales of the **R&M** segment rose by 22% to EUR 6,023.45 mn. From the second half onwards the improvement mainly stemmed from consolidation of the acquisitions. R&M was the largest contributor to consolidated sales, generating EUR 6,021.75 mn or 79% of the total (2002: EUR 4,920.04 mn or 69%).

Sales in the **E&P** segment were up by 18% to EUR 864.42 mn. Here, too, the increase was chiefly due to assets acquired during the period, as the impact of the highly favorable price trend and underlying volume was counterbalanced by the weakness of the USD exchange rate. After elimination of intra-group sales (crude oil and some gas) of EUR 523.91 mn, E&P's contribution to Group sales was EUR 340.51 mn or about 5% of the total (2002: EUR 202.37 mn or 3%).

Revenue from the **Gas** segment reflected the transfer of the importing and trading business to EconGas. This reduced segment sales by 46% to EUR 794.38 mn despite volume growth in continuing operations. Consolidated sales after the elimination of intra-group sales to the refineries were EUR 785.47 mn (2002: EUR 1,473.97 mn), representing a decline from 21% to 10% in the segment contribution.

The **Chemicals** segment posted a 5% gain in sales to EUR 490.86 mn. This came from higher sales volumes which outweighed lower prices and the drop in the USD exchange rate. The segment generated EUR 490.32 mn in consolidated sales (2002: EUR 468.44 mn), accounting for 6% (2002: 7%) of the total.

In terms of **geographical markets**, the German investments and the restructuring of the Gas segment resulted in a decrease in Austria's contribution to sales to EUR 3,318.57 mn or 43% (2002: EUR 4,023.45 mn or 57%). Sales generated in Germany doubled to EUR 1,860.44 mn or 24% of the total as a result of the acquisitions (2002: EUR 907.11 mn or 13%). The Group's market presence in Central Europe increased substantially. Sales climbed by 10% to EUR 1,612.95 mn, though the region's contribution to overall sales was unchanged at 21%. Following a steep decline in 2002 to 4%, sales in other European Union member states rebounded to reach EUR 529.16 mn or 7% of the total.

Sales in the rest of Europe were EUR 89.25 mn; the percentage contribution was approximately 2%, down on the previous year (2002: EUR 210.31 mn or 3%). The E&P acquisitions lifted sales to the rest of the world by EUR 83.73 mn to EUR 234.06 mn, and the proportionate contribution to 3% (2002: 2%).

Group sales by regions: strong growth in Germany


3% Rest of the world
2% Rest of Europe
7% Rest of EU
43% Austria
24% Germany
21% Central Europe [1]

[1] Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Serbia-Montenegro, Slovak Republic, Slovenia

Direct selling expenses which chiefly relate to third-party outgoing freight charges rose by EUR 28.60 mn to EUR 130.57 mn (2002: EUR 101.97 mn). In 2002 EUR 8.11 mn were reported under cost of goods sold.

Variable and fixed costs that can be allocated to sales and merchandise are reported under **production cost** which increased by 6% to EUR 6,274.42 mn.

Other operating income includes exchange gains, gains on the disposal of assets and the reversal of provisions, income from subsidies, trade discounts and licenses, and reversals of valuation allowances. This item increased by EUR 40.02 mn to EUR 147.18 mn.

Strong market presence in Austria, Germany and CEE

Selling expenses also climbed, mainly as a result of the acquisitions. OMV Deutschland GmbH was responsible for 50.14 mn of the EUR 58.42 mn increase to EUR 355.71 mn. **General administrative expenses** grew by EUR 12.93 mn to EUR 175.71 mn. OMV Aktiengesellschaft accounted for EUR 7.66 mn, and the acquisitions for most of the remaining expenditure.

Exploration and **research and development expenses** rose in total by EUR 12.95 mn to EUR 96.60 mn. The EUR 13.04 mn increase in exploration expenses to EUR 74.18 mn was chiefly due to the exploration activities acquired from Preussag Energie AG while spending in Australia, Austria and Vietnam was lower. Research and development expenses declined marginally to EUR 22.72 mn, of which EUR 11.39 mn went to the R&M business. EUR 8.69 mn were spent in the Chemicals segment and the remaining amount was directed to E&P activities.

Other operating expenses recorded a EUR 17.50 mn year-on-year fall to EUR 114.69 mn. The main items in 2003 were personnel reduction expenses at EUR 37.20 mn (2002: EUR 26.99 mn in provisions for top-up payments to the pension fund and EUR 25.00 mn in personnel reduction expenses).

The **financial items** show net expense of EUR 47.11 mn (2002: EUR 20.89 mn). The EUR 26.23 mn rise was due to increases in net interest expense (EUR 30.77 mn) and the net loss on other financial items (EUR 2.76 mn) which were partly offset by a EUR 7.31 mn improvement in income from investments.

Income from investments was EUR 26.05 mn (2002: EUR 18.74 mn), of which EUR 19.01 mn related to equity consolidated associates (2002: EUR 16.40 mn). This income was largely derived from the Gas investments (EUR 14.69 mn) and the interest in the Borealis Group (EUR 4.01 mn). **Net interest expense** grew by EUR 30.77 mn to EUR 63.93 mn, mainly as a result of long-term borrowing in connection with the acquisitions.

Interest and similar expenses rose by EUR 26.64 mn to EUR 94.74 mn while interest receivable including income from securities fell by EUR 4.14 mn to EUR 30.81 mn. The interest components of pension obligations, disclosed under interest expense, amounted to EUR 31.06 mn (2002: EUR 33.80 mn).

Taxes on income increased by EUR 51.75 mn to EUR 203.44 mn compared to last year. **Current taxes on income** were EUR 35.77 mn down on 2002 at EUR 118.91 mn. **Deferred taxes** of EUR 84.54 mn were recognized as expense in 2003.

CAPEX: 72% for growth

Comparison with 2002 should be viewed in the light of the capitalization of substantial deferred tax assets arising from a one-time effect connected with the tax-free reversal of a provision for severance payments. Deferred tax expense for the year rose by about the same amount due to a tax increase in the United Kingdom (catch-up effect) and a valuation allowance for capitalized tax-loss carry forwards in the light of an impending change in Australian fiscal legislation. Net deferred tax income of EUR 2.99 mn was recognized for 2002.

The **effective tax rate** for the year under review was 2.1 percentage points higher than in 2002, at 34.1%.

Capital expenditure

As a result of the investments in growth, capital expenditure doubled to EUR 1,380.73 mn (2002: EUR 674.50 mn).

The EUR 271.52 mn increase in capital expenditure in the **E&P** segment to EUR 498.37 mn chiefly reflected the purchase of Preussag Energie International GmbH from TUI AG (production properties in Albania, Ecuador, Qatar, Tunisia and Venezuela) and of exploration acreage in New Zealand, as well as field development projects in Australia, Pakistan and the UK.

The EUR 427.33 mn gain in capital expenditure in the **R&M** business to EUR 708.96 mn was principally due to the acquisition of a 45% interest in Bayernoil Raffineriegesellschaft mbH and of 313 filling stations in southern Germany, Hungary and Slovakia, as well as that from Deutsche BP AG of holdings (18%, respectively) in the Transalpine Ölleitung in Austria, Germany and Italy. Also included are the acquisition of the Avanti retail network with 139 retail stations and the acquisition of 72 filling stations in Bavaria and Saxony; the above acquisition was made in 2002, but the takeover was not completed until the start of 2003. In addition, the Company invested in the expansion and modernization of the existing filling station networks, and in the

Capital expenditure in EUR mn	2003	2002	2001
Exploration and Production (E&P)	498	227	132
Refining and Marketing including petrochemicals (R&M)	709	282	191
Gas	24	104	69
Chemicals	109	49	38
Corporate and Other (Co&O)	41	13	22
Total capital expenditure	**1,381**	**675**	**452**
+/– Changes in the consolidated Group, results of equity consolidated associates and restructuring	(651)	17	30
+ Securities held as fixed assets and loans	84	33	33
***Additions to fixed assets as shown* in statement of fixed assets**	**814**	**725**	**515**
+/– Currency translation and adjustments	(23)	(53) [1]	(33)
Investments in fixed assets as shown in statement of cash flows	**791**	**672**	**481**

[1] Presentation revised in 2002

Summarized balance sheet in EUR mn	2003	%	2002	%
Fixed assets	5,204	69	4,254	69
Inventories	707	9	459	7
Accounts receivable, other assets, prepaid expenses and deferred charges	1,264	17	1,081	18
Cash and cash equivalents	342	5	214	4
Deferred taxes	—	—	141	2
Stockholders' equity	2,685	36	2,411	39
Provisions	1,049	14	1,118	18
Bonds an long-term special financing	509	7	6	0
Amounts due to banks	903	12	673	11
Accrued restoration costs	299	4	228	4
Other liabilities and deferred incom	2,072	28	1,713	28
Total assets/liabilities	**7,517**	**100**	**6,149**	**100**

refineries. Most of the spending on refineries went to quality enhancement projects (product and process improvements).

Capital expenditure in the **Gas** segment of EUR 23.65 mn was largely devoted to the TAG Loop II transit pipeline expansion project.

The 121% jump in investment by the **Chemicals** segment to EUR 108.53 mn was mainly caused by the construction of a melamine plant in Piesteritz, Germany.

Assets and liabilities

An increase of 22% in **total assets** to EUR 7,516.69 mn was largely driven by the two large acquisitions made during the period. These resulted in the purchase of EUR 1,074.10 mn in fixed and current assets, and the assumption of EUR 280.34 mn in liabilities and provisions. The fixed assets ratio was unchanged at 69%, while the fixed assets ratio taking long-term debt into account remained at 106%. The ratio of fixed assets to net worth declined to 52% from 56% in 2002. The stable balance sheet structure was maintained by ensuring that investments in expansion were financed at matching maturities.

Fixed assets rose by EUR 949.70 mn to EUR 5,203.89 mn, EUR 209.57 mn of the increase being accounted for by financial assets. The acquisitions added EUR 637.66 mn to tangible and intangible assets (chiefly oil reserves and filling stations), and EUR 152.10 mn to financial assets. Additions to tangible and intangible assets of EUR 600.00 mn exceeded depreciation and disposals by EUR 192.67 mn. As regards movements in financial assets, apart from the acquisitions a EUR 70.00 mn loan to Borealis A/S is worthy of note. Foreign currency translation reduced fixed assets by EUR 61.13 mn, most of this decline relating to assets valued in USD.

Sound financial structure

Net current assets, defined as inventories, accounts receivable, and prepaid expenses and deferred charges amounting to EUR 1,971.24 mn (2002: EUR 1,540.14 mn) less liabilities (excluding financing) and deferred income (excluding tariff prepayments) of EUR 1,658.05 mn (2002: EUR 1,281.90 mn) increased by EUR 54.95 mn over the previous year.

Balance sheet structure in EUR mn:
fixed assets up by 22%


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,772
3,983
2,249
2,074
1,789
1,449
6,149
4,254
2,411
2,114
1,895
1,624
7,517
5,204
2,685
2,811
2,313
2,020
2001
2002
2003
Fixed assets
Current assets
Stockholders'equity
Long-term liabilities
Short-term liabilities

Growth in inventories, accounts receivable and liabilities due to third party processing

The growth of EUR 248.34 mn in inventories relates largely to third-party processing stocks at the Bayernoil refineries and to higher inventories of crude and petroleum products held by marketing companies.

Accounts receivable and other assets including prepaid expenses and deferred charges rose by EUR 182.76 mn, largely reflecting marketing of the products of the German third-party processing business (increase of EUR 159.66 mn in accounts receivable by OMV Deutschland GmbH).

Nevertheless, extra-group receivables from trade were little changed, as OMV Erdgas GmbH has had little occasion to invoice third parties since the formation of EconGas GmbH. The gas joint venture also accounts for the increase in accounts receivable from associated companies.

The Company previously had net deferred tax assets. In 2003, an increase in deferred tax liabilities due to the revaluation of acquisitions, and the utilization of deferred tax assets meant that for the first time there were net deferred tax liabilities.

Newly issued bonds broaden financing

Provisions declined by EUR 68.37 mn. Provisions for severance payments and pensions accounted for EUR 44.37 mn of the decrease, which reflected the utilization of provisions and reversals of provisions related to the increase in the retirement age in equal measure. With respect to other provisions, the utilization of EUR 55.73 mn for personnel separations and one-time employee benefit settlements stood out.

Due to an increase in accruals for services not yet invoiced, mainly related to filling station rebranding, there was an overall decline of only EUR 12.15 mn.

Liabilities and deferred income rose by EUR 359.22 mn or 21%. Most of the difference was accounted for by a EUR 216.33 mn increase in accounts payable from trade which was attributable to financing of the third-party processing inventories acquired, and to higher crude inventories held for resale.

Other liabilities climbed by EUR 146.59, largely because of an increase in outstanding value added and petroleum excise tax, but also as a result of an increase of EUR 19.83 mn in personnel separation expenses.

With the intention of financing the increasing debt volume over a broad maturity profile and creditor base, apart from taking out EUR 413.85 mn in project related loans, most of them long-term, the Company placed two bond issues with durations between seven and twelve years, totaling EUR 532.89 mn. Meanwhile amounts due to banks grew by only EUR 229.31 mn, due to scheduled repayments and a reduction in the use of short-term credit lines.

Revaluation of the dollar denominated bond (USD 320 mn) at balance sheet date resulted in a significant reduction in carrying value as compared to the time of the issue, as the financial statements are expressed in euro. However these unrealized exchange gains were netted against stockholders' equity in the ACC accounts, and were income neutral. The increase in bonds and special financing was EUR 503.15 mn.

Cash and cash equivalents, and securities held as current assets rose by EUR 127.71 mn, short-term money market investments accounting for EUR 26.35 mn of the increase.

Gearing ratio

The two largest acquisitions in the history of the OMV Group meant that investment was far beyond internal financing capacity, and led to an increase in amounts owed to banks and outstanding bonds. As of December 31, 2003 long and short-term borrowings were EUR 1,411.74 mn (2002: EUR 679.22 mn) while current financial assets totaled EUR 330.77 mn (2002: EUR 201.68 mn).

Net debt rose by EUR 603.42 mn to stand at EUR 1,080.97 mn. At year end the **gearing ratio**, defined as the ratio of net debt to stockholders' equity, was 40% (2002: 20%).

Gearing ratio increased due to investments in growth


3,000
2,500
2,000
1,500
1,000
500
0
(500)
(1,000)
(1,500)
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2,248
2,411
2,685
(386)
(478)
(1,081)
2001
2002
2003

Net debt in EUR million
Equity in EUR million
Gearing ratio in %

Cash flows

Net cash provided by operating activities registered a year-on-year improvement of EUR 358.29 mn or 62%, to stand at EUR 938.93 mn. Some EUR 183.96 mn of the increase is accounted for by the adjustment of net income to reflect cash neutral expenses and income. Net non-cash expenses were EUR 410.28 mn compared to EUR 297.19 mn in 2002.

Depreciation and amortization rose by EUR 87.52 mn due to higher bases (acquisitions and other investments). By contrast the utilization of much of the provision for personnel reduction plans and reversals of provisions for pensions and severance payments due to the change in the retirement age led to a downward adjustment of EUR 83.04 mn, whereas an increase in the provision for personnel reduction plans had resulted in an upward adjustment of EUR 21.15 mn in the 2002 reconciliation.

In the case of other long-term provisions and provisions for restoration costs there was an upward adjustment of EUR 35.75 mn which was mainly occasioned by increased provisions for restoration costs (2002: downward adjustment of EUR 4.26 mn).

Strong cash flow supports investments for growth

Deferred tax expense, which is non cash by definition, necessitated an upward adjustment of EUR 84.54 mn in 2003 (2002: downward adjustment of EUR 2.99 mn). Recognition of non-cash income from OMV's share of the profits of associated companies net of dividends resulted in a downward adjustment of EUR 5.14 mn (2002: EUR 5.18 mn).

The depreciation components of tariff prepayments and subsidies were written to net cash provided by financing activities (repayments) and deferred income, and were adjusted in the reconciliation of net income and cash flows. The adjustment in 2003 amounted to EUR 58.19 mn (2002: EUR 47.30 mn). Other adjustments (disposal of fixed assets, write-ups, etc.) increased cash flow by EUR 1.83 mn (2002: reduction of EUR 11.09 mn).

Strong cash flows in EUR mn


1,000
900
800
700
600
500
400
300
200
100
0
(100)
(200)
(300)
(400)
(500)
(600)
786
(419)
(302)
581
(622)
58
939
(1,496)
670
2001
2002
2003

from operating activities
from investing activities
from financial activities

Funds tied up in current assets declined by comparison with December 31, 2002. This raised net cash provided by operating activities by EUR 135.60 mn, whereas an increase in 2002 had reduced cash flow by EUR 38.73 mn. Only changes in working capital arising from the acquisitions occurring after consolidation are shown as net cash provided by operating activities, as the overall effect of the acquisitions is presented under net cash used in investing activities.

Investments largely financed by long-term debt

Funds tied up in inventories were up by EUR 123.43 mn as of year end 2003; most of the increase related to crude inventories held for resale.

The EUR 100.18 mn rise in accounts receivable chiefly reflected the marketing of third-party processing inventories by OMV Deutschland GmbH, as only the inventories were purchased along with the Bayernoil acquisition. The increased funds tied up as a result of these two items were largely simultaneously financed by increased trade payables.

Apart from these changes in the volume of business, liabilities were increased by higher outstanding transaction taxes (timing effect) and staff separations during the current period, as well as subsequent charges arising from the change in the early retirement age.

Investment outflows, which rose strongly to EUR 1,588.52 mn as a result of the acquisitions (2002: EUR 692.70 mn), were partly offset by proceeds from disposals of EUR 92.51 mn (2002: EUR 71.07 mn). The overall increase in **net cash used in investing activities** was thus EUR 1,496.01 mn (2002: EUR 621.63 mn). These investments were largely financed by the assumption of long-term debt. **Net cash provided by financing activities** shows long-term borrowings of EUR 946.74 mn (2002: EUR 122.08 mn) and a repayment of EUR 91.55 mn (2002: EUR 0.21 mn). Short-term debt was run down by EUR 86.55 mn, having increased by EUR 70.14 mn in 2002. Liquidity of the businesss year 2003 was reduced by dividend payments of EUR 96.97 mn (2002: EUR 118.19 mn) and the transfer of EUR 16.63 mn in pension obligations to an external pension fund in 2002.

Results according to US GAAP

The main reasons for the divergence between net income and stockholders' equity as reported under US GAAP and ACC are the differing standards for the valuation of assets and liabilities, for the treatment of changes in the basis of valuation, and for the timing of the recording of transactions. Net income under US GAAP was EUR 371.97 mn (2002: 301.44 mn). This was EUR 20.14 mn (2002: EUR 17.10 mn) lower than the ACC result (excluding minorities).

Net income and stockholders' equity
(ACC and US GAAP) in EUR mn



3,600
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
400
350
300
250
200
150
100
50
0
2,248
2,345
2,411
2,455
2,685
2,723
2001
2002
2003
ACC:
US GAAP:
Stockholders' equity
Stockholders' equity
Net income
Net income

In the past, changes in valuation methods and in the assumptions upon which valuation is based have necessitated various cumulative retroactive adjustments. The main effect of the prolongation of the useful lives of processing plants in the R&M segment, resulting in considerably higher depreciation bases, was an increase of EUR 29.57 mn in depreciation (2002: EUR 40.64 mn).

The depreciation of fixed assets also reflects the reversal of goodwill amortization (see Note 32) which had a positive income effect of EUR 6.61 mn (2002: EUR 5.41 mn). The change in the accounting treatment of raw materials and supplies under ACC, which necessitated a cumulative retroactive adjustment – whereas US GAAP requires a prospective approach – largely accounts for the upward adjustment of EUR 2.34 mn in the reconciliation for 2003, following a downward adjustment to US GAAP net income of EUR 10.70 mn in 2002.

The different treatment of E&P assets under US GAAP (see Note 33) added EUR 28.59 mn to net income (2002: EUR 1.16 mn). This is the balance of EUR 69.55 mn in income from the recognition of assets in connection with decommissioning obligations which commenced in 2003 (see Note 38) and a EUR 23.51 mn increase in depreciation arising from other differences in the valuation of E&P assets, as well as another expense item of EUR 17.45 mn which was balanced by an income item stated under other provisions.

Income from decommissioning obligations is netted against expenses of EUR 44.58 mn carried under other provisions, and in consequence the overall positive impact on pretax US GAAP income from decommissioning obligations, as compared to ACC, was EUR 24.97 mn.

The different method of calculating provisions for severance payments, pensions and jubilee payments, and separation expenses reduced net income under US GAAP by EUR 44.90 mn as compared to ACC (2002: increase of EUR 31.88 mn). One of the main reasons for this was the different treatment of the new legislation governing the early retirement age in Austria. The retroactive adjustments for longer bridging periods for staff whose employment has already been terminated took immediate effect under both standards. While the effect of the later retirement age on the provisions for defined benefit pension plans and for severance payments, and the EUR 23.74 mn increase in provisions for jubilee payments were immediately expensed under ACC, under US GAAP the effect is on the actuarial result.

Additional charges under US GAAP arose from the current payments and the realization of actuarial losses. In 2002 period expense under US GAAP chiefly related to provisions for pension fund top-up payments and funding shortfalls which were EUR 26.99 mn less than the amount reported under ACC.

The rules for accounting for provisions are more restrictive under US GAAP (see Notes 37 and 38). The provision for personnel reduction programs under ACC – which are not recognized under US GAAP – were EUR 74.72 mn at year end 2002. In 2003, all but EUR 2.62 mn of the ACC provision for separation expenses, one-time settlements of employee benefits and retroactive separation expenses was utilized. A new EUR 20 mn personnel separation program was launched during the year, but did not qualify for a provision because the necessary signatures pursuant to SFAS 88 had not been obtained by balance sheet date. Staff terminations and one-time settlements increased expense by EUR 52.10 mn in the US GAAP presentation, whereas in 2002 the elimination of allocations to provisions added EUR 22.93 mn to net income.

Net income under US GAAP slightly below ACC result

The overall increase in expense for other provisions under US GAAP to EUR 16.34 mn (2002: EUR 0.14 mn) reflects an amount of EUR 27.13 mn (EUR 44.58 mn less an adjustment of EUR 17.45 mn) in respect of the aforementioned decommissioning obligations, and of EUR 11.06 mn in income from the elimination of the allocation to the provision for the compulsory crude inventories.

The positive income effect of foreign currency transactions, which amounted to EUR 33.46 mn (2002: negative impact of EUR 0.90 mn) largely resulted from the valuation of the USD denominated bond issue at balance sheet as required by US GAAP, which resulted in unrealized exchange gains of EUR 23.44 mn (see Note 39).

The valuation of derivative instruments at fair value under US GAAP reduced net income by EUR 1.05 mn at balance sheet date (2002: EUR 30.96 mn in expenses, mostly arising from the reversal of gains in 2001, see Note 42).

Since the introduction of the full application of deferred taxation in the ACC accounting, adjustments to deferred taxes in the reconciliation have related only to the effects of the US GAAP adjustments.

Risk management

OMV is an integrated international oil group with activities in the chemical industry. Its operations extend from oil and gas exploration and production (E & P), and processing (Refining) through to trading and marketing (Supply, Marketing, Gas, Chemicals and Plastics).

OMV takes the view that in the long term some of the risks associated with the downstream business are counterbalanced by opposite developments in the upstream operations. However, the balancing effects of integration in the sense of opposing industry risks are often lagged, and may be altogether absent in the short run. Hedging instruments are therefore used to lock in oil production revenue and procurement prices, and in particular to safeguard refining margins (see Note 26).

New group-wide risk management system

A groupwide risk management system run by Group Treasury was introduced during 2003. Risks are identified and assessed on a rolling basis throughout the three-year planning period, and records kept of any action taken and further action required. Production and marketing risks arising from the business segments in question, environmental risks, risks in connection with key individuals, and in particular, financial risks related to market prices and interest rates, and liquidity risk are regularly assessed. The Executive Board is regularly informed of the findings.

Outlook for 2004

We are rapidly integrating the major acquisitions of the past year, in order to smooth the path for further growth which will take us towards our goal of doubling in size by 2008. The drivers of Group performance – crude and natural gas prices, refining margins and exchange rates, among others – are subject to exceptional uncertainties this year, if only because of the forthcoming presidential election in the US.

As regards **crude oil prices**, we anticipate a paradigm change in the market. During the nineties our benchmark, Brent, tended to move in a band between USD 10/bbl and USD 20/bbl, and over the past three years it has ranged between USD 19/bbl and USD 31/bbl. At the start of 2003 the grade settled at around USD 30/bbl, but there are widespread expectations of lower price levels this year.

The **USD exchange rate** plays an important role, because crude is quoted in dollars, and the weaker the dollar is, the cheaper oil becomes within the Eurozone. We are basing our planning on a softer dollar in 2004.

In 2003 we acquired and integrated the international **E & P** operations of Preussag Energie International GmbH. We can now look forward to growth combined with a sustained contribution to earnings in the absence of start-up costs. The focus of our E & P business will be on its core regions, and the disposal of assets outside these areas is under consideration. For instance, in 2003 we took the decision to divest exploration blocks in Sudan, and expect to complete the sale in the first half of 2004.

Our **Marketing** operates in a mature market. We will seek to differentiate ourselves by growing our non-oil business. We will be looking for significant increases in our shop and catering revenues over the next few years. In the growth markets the focus will be on growing our market shares by building new outlets, along with growth by smaller acquisitions.

We anticipate a decline in earnings from our **Refining** business, as planned shutdowns at Schwechat will inevitably affect results. The main reasons for these are investments in improved quality and maintenance turnarounds, both of which will result in reduced throughput. At the same time we expect bulk margins to retreat from last year's high levels.

The earnings of our **Gas** segment should stabilize now that the present business units are firmly established. We also expect the EconGas joint venture – the results are now reported under the financial items instead of EBIT – to post stable or slightly higher earnings.

We see the **Chemicals** segment generating increased earnings. The main reason for this is the additional volume that will result from commissioning of a new plant in Germany.

The reduction in the corporate tax rate from 34% to 25%, which the Austrian government plans to introduce in 2005, will in all likelihood negatively impact earnings in 2004 due to the necessary adjustment of deferred taxes.

To summarize, on the basis of current condition and outlook we anticipate that overall results for financial 2004, including special income such as the proceeds of the Sudan disposal, should be broadly similar to those for 2003.

Overall results 2004 expected to be similar to last year

During the year under review we invested EUR 1.38 bn, an amount well above the average for recent – and future – years. In order to hit our target of doubling the size of our upstream and downstream operations, our **investment budget** is scheduled to total about EUR 3 bn for the three years through 2006. These investments will be financed in large part from expected cash flow, and a reduction in net debt is likely this year.

The gearing ratio, defined as the ratio of net debt to stockholders' equity, will probably be above the long-term target level of 30%, but lower than in 2003; this will not deflect us from our medium-term objective for this indicator. Management takes a value based approach to all investment decisions. We are aware that this is essential if we are to hit our long-term target of a return on average capital employed (ROACE) 3% higher than the weighted average cost of capital (WACC).

Vienna, March 5, 2004

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

David C. Davies

Helmut Langanger

Accounts 2003. Financial statements according to Austrian Commercial Code

Note	Assets EUR 1,000	2003	2002
5	**A. Fixed assets**		
	I. Intangible assets	160,284	138,316
	II. Tangible assets	3,858,141	3,139,969
	III. Financial assets	1,185,468	975,902
		5,203,893	**4,254,187**
	B. Current assets		
6	I. Inventories		
	1. Raw materials and supplies	181,351	159,631
	2. Work in progress and services not yet invoiced	160,833	104,614
	3. Finished goods and merchandise	361,987	191,447
	4. Payments on account	3,066	3,210
		707,237	458,902
7	II. Accounts receivable and other assets		
	1. Receivables from trade	840,967	833,172
	2. Receivables from non-consolidated subsidiary companies	39,943	25,471
	3. Receivables from associated companies	157,199	44,159
	4. Other receivables and other assets	199,073	146,666
		1,237,182	1,049,468
	III. Securities and investments thereof own shares 2003: 12,1711 (2002: 12,181)	44,192	17,846
	IV. Cash in hand, checks and cash at bank	297,362	196,001
		2,285,973	**1,722,217**
8	**C. Deferred taxes**	**—**	**140,601**
	D. Prepaid expenses and deferred charges	**26,820**	**31,773**
		7,516,686	**6,148,778**

Balance sheet. Consolidated balance sheet as of December 31, 2003

Liabilities EUR 1,000	2003	2002	Note
A. Stockholders' equity			9
I. Capital stock	196,290	196,290	
II. Capital reserves	417,663	417,663	
III. Revenue reserves	1,925,480	1,664,077	
IV. Reserves for own shares	12,171	12,181	9
V. Minority interests	26,144	26,628	
VI. Unappropriated income	107,588	94,356	
thereof income brought forward in 2003: 312 (2002: 311)			
	2,685,336	**2,411,195**	
B. Provisions			
1. Provisions for severance payments	97,377	110,952	10
2. Provisions for pensions	576,509	607,313	10
3. Provisions for taxes	28,181	40,031	8
4. Other provisions	347,332	359,471	11
	1,049,399	**1,117,767**	
C. Liabilities			12
1. Loans	503,365	—	
2. Long-term special financing, not shown under items 3 to 8	5,743	5,963	
3. Amounts due to banks	902,570	673,261	
4. Payments received on account	27,110	20,727	
5. Accounts payable from trade	845,800	629,469	
6. Accounts payable to non-consolidated subsidiary companies	1,073	1,232	
7. Accounts payable to associated companies	49,207	54,024	
8. Other liabilities	667,426	520,837	
	3,002,294	**1,905,513**	
D. Accrued decommissioning and environmental costs	**298,679**	**228,223**	13
E. Deferred income	**480,978**	**486,080**	14
	7,516,686	**6,148,778**	
Contingent liabilities	91,280	43,760	23

Statement of fixed assets.

EUR 1,000	As of 1.1.2003	Foreign currency differences	Changes in the consolidated Group	Additions
	At acquisition			
I. Intangible assets				
1. Concessions, patents, similar rights and licenses	217,495	(1,715)	21,134	21,254
2. Goodwill	135,402	(305)	—	2,112
3. Payments on account	—	—	—	21
	352,897	**(2,020)**	**21,134**	**23,387**
thereof segments:				
Exploration and Production	32,639	19	—	4,072
Refining and Marketing including petrochemicals	231,204	(2,039)	21,134	6,150
Gas	56,475	—	—	5,849
Chemicals	17,373	—	—	357
Corporate and Other	15,206	—	—	6,959
II. Tangible assets				
1. Developed and undeveloped land, buildings and buildings on third-party property	1,909,156	(86,876)	324,304	71,734
2. Plant and machinery	5,962,881	(81,518)	51,675	234,525
3. Other fixed assets, tools and equipment	952,848	(5,575)	227,678	146,443
4. Assets under construction	272,402	(646)	1,437	202,097
5. Payments on account	16,063	(169)	517	11,811
	9,113,350	**(174,784)**	**605,611**	**666,610**
thereof segments:				
Exploration and Production	2,442,852	(144,478)	359,070	211,878
Refining and Marketing including petrochemicals	4,213,961	(25,753)	246,541	325,553
Gas	1,546,677	—	—	16,947
Chemicals	843,427	(4,553)	—	104,664
Corporate and Other	66,433	—	—	7,568
III. Financial assets				
1. Investments in non-consolidated subsidiaries	31,335	(30)	(2,529)	8,268
2. Loans to non-consolidated subsidiaries	500	—	—	60
3. Other investments	280,010	(138)	—	2,871
4. Loans to enterprises in which a participating interest is held	7,412	—	54,000	70,000
5. Investments arising from equity consolidation	470,625	(3,576)	106,662	28,787
6. Securities	192,252	(39)	3,925	10,076
7. Other loans	28,622	(11)	—	4,048
	1,010,756	**(3,794)**	**162,058**	**124,110**
	10,477,003	**(180,598)**	**788,803**	**814,107**

o r p r o d u c t i o n c o s t s

Disposals	Transfers	As of 31.12.2003	Writeups	Depreciation (cumulative)	Net book value 31.12.2003	Net book value 31.12.2002	Depreciation 2003	Depreciation 2002
8,038	11,297	261,427	—	138,556	122,871	96,429	21,450	19,099
—	—	137,209	—	99,817	37,392	41,887	6,610	5,409
—	—	21	—	—	21	—	—	—
8,038	**11,297**	**398,657**	**—**	**238,373**	**160,284**	**138,316**	**28,060**	**24,508**
3,565	7,656	40,821	—	17,445	23,376	20,202	6,379	5,019
2,807	2,752	256,394	—	168,796	87,598	74,414	13,708	11,452
10	(2,130)	60,184	—	26,448	33,736	30,778	2,136	2,596
342	743	18,131	—	16,046	2,085	2,082	1,097	924
1,314	2,276	23,127	—	9,638	13,489	10,840	4,740	4,517
63,437	19,162	2,174,043	—	993,224	1,180,819	906,543	58,787	36,122
49,926	184,586	6,302,223	2,019	4,393,282	1,908,941	1,713,093	245,859	222,428
34,471	28,640	1,315,563	—	795,371	520,192	238,281	99,616	56,325
2,604	(236,558)	236,128	130	6,212	229,916	266,057	—	—
2,694	(7,127)	18,401	—	128	18,273	15,995	63	—
153,132	**(11,297)**	**10,046,358**	**2,149**	**6,188,217**	**3,858,141**	**3,139,969**	**404,325**	**314,875**
51,500	(1,790)	2,816,032	1,181	1,645,372	1,170,660	836,632	163,909	106,137
87,499	(6,076)	4,666,727	968	2,845,000	1,821,727	1,469,831	154,920	127,019
1,824	(403)	1,561,397	—	1,107,289	454,108	486,561	48,366	50,197
9,146	(743)	933,649	—	561,246	372,403	305,717	29,117	28,776
3,163	(2,285)	68,553	—	29,310	39,243	41,228	8,013	2,746
—	—	37,044	—	17,149	19,895	14,456	270	—
—	—	560	—	60	500	500	60	—
168	(14,360)	268,215	—	—	268,215	280,010	—	—
—	—	131,412	9	72	131,340	7,331	—	—
24,076	(14,890)	593,312	—	12,241	581,071	468,528	—	—
30,702	(530)	174,982	216	15,133	159,849	176,795	563	7,453
6,492	—	26,167	4	1,569	24,598	28,282	1,233	—
61,438	**—**	**1,231,692**	**229**	**46,224**	**1,185,468**	**975,902**	**2,126**	**7,453**
222,608	**—**	**11,676,707**	**2,378**	**6,472,814**	**5,203,893**	**4,254,187**	**434,511**	**346,836**

Income. Consolidated statement of income

Note	EUR 1,000	2003	2002
	1. Sales including petroleum excise tax	10,036,757	9,175,219
	2. Petroleum excise tax	(2,392,325)	(2,095,817)
	3. Subtotal of items 1 to 2 (Sales)	**7,644,432**	**7,079,402**
	4. Direct selling expenses	(130,566)	(101,972)
	5. Cost of goods sold	(6,274,421)	(5,913,548)
	6. Gross profit	**1,239,445**	**1,063,882**
15	7. Other operating income	147,182	107,163
	8. Selling expenses	(355,706)	(297,290)
	9. Administrative expenses	(175,714)	(162,849)
	10. Exploration expenses	(74,181)	(61,139)
	11. Research and development expenses	(22,724)	(22,813)
16	12. Other operating expenses	(114,693)	(132,193)
	13. Subtotal of items 6 to 12 (Earnings before interest and tax)	**643,609**	**494,761**
17	14. Income from investments	29,685	23,691
	15. Income from other securities and loans shown under financial assets	10,442	9,924
	16. Other interest and similar income	20,370	25,024
	17. Income from the disposal and writeup of financial assets and securities held as current assets	1,310	275
18	18. Expenses arising from financial investments and securities held as current assets	(14,177)	(11,695)
19	19. Interest and similar expenses	(94,744)	(68,107)
	20. Subtotal of items 14 to 19 (Financial items)	**(47,114)**	**(20,888)**
	21. Income from ordinary activities	**596,495**	**473,873**
20	22. Taxes on income	(203,442)	(151,688)
	23. Net income for the year	**393,053**	**322,185**
	thereof minority interests	945	3,643

Notes. Statement of cash flows

EUR 1,000	2003	2002	Note
Net income for the year	393,053	322,185	
Depreciation	434,511	346,836	
Writeups of fixed assets	(2,378)	(1,314)	
Deferred taxes	84,535	(2,988)	
Losses (gains) from the disposal of fixed assets	7,674	(7,447)	
Net change in provisions for pensions and severance payments	(83,035)	21,154	
Net change in other long-term provisions	35,754	(4,257)	
–/+ Other adjustments	(66,780)	(54,791)	
	803,334	**619,378**	
Decrease (increase) in inventories	(123,427)	(82,612)	
Decrease (increase) in accounts receivable	(100,178)	(69,794)	
(Decrease) increase in liabilities	338,465	67,354	
(Decrease) increase in short-term provisions	(32,299)	53,533	
+/– Other changes	53,035	(7,215)	
Net cash provided by operating activities	**938,930**	**580,644**	
Investments:			
Intangible and tangible fixed assets	(691,068)	(611,120)	
Investments, loans and other financial assets	(99,632)	(61,104)	
Acquisitions of subsidiaries, net of cash acquired	(767,471)	(20,474)	
Decrease (increase) in short-term financial assets	(30,348)	21,906	
Proceeds from the sale of fixed assets	92,512	49,160	
Net cash used in investing activities	**(1,496,007)**	**(621,632)**	
Increase in long-term borrowings	946,735	122,084	
Repayments of long-term debt	(91,548)	(205)	
(Decrease) increase in short-term debt	(86,549)	70,143	
(Decrease) increase in Group cash pooling	(1,205)	611	22
Dividends paid	(96,974)	(118,188)	
Transfer of pension obligations to pension fund	—	(16,626)	49
Net cash provided by financing activities	**670,459**	**57,819**	
Effect of exchange rate changes on cash and cash equivalents	(12,021)	(9,972)	
Net increase in cash and cash equivalents	**101,361**	**6,859**	
Cash and cash equivalents at beginning of year	196,001	189,142	
Cash and cash equivalents at end of year	297,362	196,001	

Notes. Changes in stockholders' equity

Note	EUR 1,000	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interests	Unappropriated income OMV AG	Stockholders' equity
									2003
	January 1, 2003	196,290	417,663	1,694,063	(29,986)	12,181	26,628	94,356	2,411,195
	Net income 2003:								
	Allocation	—	—	284,832	—	—	945	(227)	285,550
	Recommended dividend	—	—	—	—	—	—	107,503	107,503
	Foreign exchange differences	—	—	—	(23,439)	—	—	—	(23,439)
	Dividend paid	—	—	—	—	—	(2,930)	(94,044)	(96,974)
	Changes	—	—	10	—	(10)	1,501	—	1,501
9	**December 31, 2003**	**196,290**	**417,663**	**1,978,905**	**(53,425)**	**12,171**	**26,144**	**107,588**	**2,685,336**

EUR 1,000	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interests	Unappropriated income OMV AG	Stockholders' equity
								2002
January 1, 2002	196,290	417,663	1,473,493	11,442	9,036	24,484	115,998	2,248,406
Net income 2002:								
Allocation	—	—	224,497	—	—	3,643	—	228,140
Dividend recommendation	—	—	—	—	—	—	94,045	94,045
Foreign exchange differences	—	—	—	(41,428)	—	—	—	(41,428)
Dividend paid	—	—	—	—	—	(2,501)	(115,687)	(118,188)
Changes	—	—	(3,927)	—	3,145	1,002	—	220
December 31, 2002	**196,290**	**417,663**	**1,694,063**	**(29,986)**	**12,181**	**26,628**	**94,356**	**2,411,195**

Summary of significant accounting policies

1
Legal principles and general accounting policies

The consolidated balance sheet (including the consolidated statement of fixed assets) and the consolidated statement of income have been drawn up in accordance with the **Austrian Commercial Code (ACC).** The notes to the consolidated accounts on pages 55 to 81 relate to the ACC balance sheet and statement of income, and cover both the disclosures in accordance with the ACC and the supplementary disclosures required by United States Generally Accepted Accounting Principles (US GAAP).

The **reconciliation statements** on page 83 and 84 set out all the material differences in accounting principles between the ACC and US GAAP. The **US GAAP disclosures** that follow on pages 84 to 95 are based on US GAAP accounting principles, and include all required disclosures not discussed on pages 55 to 81.

The **supplementary information on Exploration and Production** (E & P), on pages 95 to 100, does not form part of the notes to the consolidated accounts. This additional information was drawn up on the basis of SFAS 69, Disclosures about "Oil and Gas Producing Activities", in accordance with the ACC.

The consolidated financial statements for 2003 are presented in units of one thousand euro (EUR 1,000).

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the assets, liabilities, income and expenses reported therein, as well as amounts disclosed in the notes thereto. Actual results may differ from these estimates. The Executive Board believes that any deviations from these estimates would not be such as to have a material influence on the consolidated financial statements in the near-term. The Board does not believe that OMV is exposed to negative near-term impacts arising from any major concentration of risk.

2 Accounting and valuation principles

a) Fixed assets

Intangible and tangible fixed assets are capitalized at acquisition or production cost and, with the exception of E & P activities outside Austria, depreciated on a straight-line basis. In addition, permanent impairment of fixed assets is recognized by unscheduled depreciation.

Scheduled depreciation, predominantly on a straight-line basis, is largely based on the following **useful economic lives:**

Category		Useful life (years)
Intangible assets:		
Goodwill		15
Software		3–5
Concessions, licenses, etc.		5–20 or contract duration
Segment-specific tangible assets:		
E & P	Oil and gas wells (Austria)[1]	8 or 30
R & M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station equipment	10
	Filling station buildings and outdoor facilities	20–25
Gas	Gas pipelines	30
Chemicals	Corrosion resistant plant	8–20
Other tangible assets:		
Production and office buildings		20 or 40–50
Other plant and equipment		10–20
Tools and equipment		5–10

[1] Oil and gas wells abroad are depreciated on a unit-of-production basis.

The successful efforts method is applied to **E & P activities abroad.** Depreciation is on a field-by-field, unit-of-production basis, and on the basis of proved reserves. Unscheduled depreciation is applied to dry exploration wells; dry development wells are depreciated on a field-by-field, unit-of-production basis. The cost of geological and geophysical studies is expensed as incurred. In **Austria** the direct cost of exploration and development drilling is capitalized on a well-by-well basis, and straight-line depreciation is applied except where dry wells lead to unscheduled depreciation.

Interest on borrowings incurred in connection with the production of fixed assets in international E & P activities over more than one accounting period is capitalized as part of the acquisition cost of the assets.

Tools and equipment are depreciated on a straight-line basis over useful lives of five to ten years. Base stock valuation, of which limited use had previously been made, ceased completely at the start of 2003. The effects of this change on the Company's balance sheet and income statement are immaterial.

The directly attributable capital cost of comprehensive upgrading of large-scale plants is capitalized and depreciated on a straight-line basis over the period until the next upgrade, using the component method. Costs relating solely to maintenance and repairs are expensed as incurred.

Financial assets

Investments are carried at acquisition cost less any likely permanent impairment. Interest bearing loans are stated at nominal value, and interest free loans at present value. Securities held as fixed assets are carried at the lower of cost or market value at balance sheet date.

b) Inventories

Own production of **crude oil, other raw materials, semi-finished and finished products** is reported at the lower of production cost, determined by the average cost method, or market value. Purchased crude, apart from inventories held purely for trading, as well as work-in-progress and finished petroleum products and petrochemicals in the Refining and Marketing including petrochemicals (R & M) segment, and work-in-progress and finished products at AMI Agrolinz Melamine International GmbH, are valued according to the last-in, first-out (LIFO) method.

Materials and supplies are valued at the lower of cost (determined by the moving average method) or market. **Safety equipment and non-standard spare parts** are written down in accordance with the rate of inventory turnover. Slow-moving inventories were previously written off after four years, which understated their value. A residual value of 25% from the fifth year onwards was therefore introduced in 2002, whilst recognizing the cost of holding stocks of safety equipment and spare parts for long periods. At the same time the depreciation rates for individual years were adjusted to reflect economic circumstances. This change was made retroactively in 2002.

c) Accounts receivable and other assets

These are stated at the lower of acquisition cost or market value at balance sheet date. Foreign currency accounts receivable from Group cash pooling activities are translated at mid-market rates. All recognizable risks are accounted for by means of corresponding valuation allowances.

d) Reversal of unscheduled depreciation

The relevant items in the consolidated accounts contain no material unrecorded writeups in the meaning of section 208 (2) ACC.

e) Provisions

Provisions are normally made for existing obligations of uncertain amount or timing. Provisions are also set up for risks regarded as likely to lead to obligations, the amount of which can be reasonably estimated.

Legal, contractual or de facto decommissioning and restoration obligations arising at the time of an investment are highly material to consolidated results, and are therefore presented as a separate item (see Note 2 g). Provisions for other environmental risks and measures are formed if such commitments are likely to arise, and if their extent can be reasonably estimated.

Provisions for severance payments are calculated according to actuarial principles, using the discounted standard entry age method and local mortality tables. Pension obligations are accounted for by setting up **provisions for pensions** or by expensing payments to an **external pension fund**. Calculation of the provisions for pensions is likewise according to actuarial principles, using the discounted standard entry age method and local mortality tables.

At most consolidated companies with company pension plans, pension entitlements have progressively been entirely or partially transferred to external pension funds in recent years (see Note 10). In the case of defined contribution plans administered by pension funds no provisions are formed as no obligations arise. In that of the defined benefit plans provision is made for funding shortfalls and anticipated obligations to make top-up payments to fund plans.

Entitlements to **jubilee payments** are calculated in accordance with actuarial principles. The provision for jubilee payments is reported under "Other provisions" (see Note 11 – Personnel provisions).

f) Liabilities

Liabilities are carried at the higher of the amount repayable, nominal value, or fair value at the balance sheet date. Foreign currency liabilities are valued at the higher of the rate ruling at time of acquisition or that at the balance sheet date.

If trade payables have not yet been invoiced but the time and amount are known, the accrued obligation is carried as a liability and not as a provision. Similarly, commitments to make severance payments, the amounts and disbursement periods of which are established by individual agreements, are reported as liabilities.

g) Decommissioning and restoration obligations

Decommissioning and restoration obligations (demolition or dismantling of plant, soil remediation, etc.) are systematically accrued over the operation and production periods if they arise at the time when investments are made and their timing is predictable, as this portion of the revenue streams is already committed to the future expenses (see Note 13). Such obligations frequently arise in connection with the Group's core activities, and have a major impact on the income of the E & P (oil and gas wells, and surface equipment) and R & M (filling stations on third-party property) segments.

h) Deferred taxes
Deferred taxes on all temporary differences (differences between book values for consolidated accounting and tax purposes which are equalized in subsequent years) are recognized. Tax-loss carry forwards are taken into account in calculating deferred tax assets.

Group-wide deferred tax assets and liabilities are netted and the balance is reported either under provisions (liabilities) or as a separate item before "Prepaid expenses and deferred charges" (assets). If the probability of deferred tax assets' being realized is in excess of 50%, then the values are retained. Otherwise a valuation allowance is reported as a separate item.

When eliminating unrealized intra-group profits on inventories, current income taxes are accrued.

With the exception of investment allowances, deferred taxes are carried as untaxed reserves. The untaxed reserves after deferred taxes are reported under "Revenue reserves" in the consolidated accounts.

Petroleum Revenue Tax (PRT) is payable on the net cash flow generated by oil and gas production from certain fields in the United Kingdom, and Petroleum Resource Rent Tax (PRRT) in Australia. The total anticipated liability to these taxes is charged on a unit-of-production basis over the lifetime of a field. Any difference between the tax liability on a unit-of-production basis, and PRT and PRRT payable in a given year is shown as deferred taxation. Levies paid under the tax paid cost (TPC) system in Libya are likewise reported under taxes on income.

i) Revenue recognition
In general, revenues are recognized when products or services are delivered to customers, and the amount receivable is fixed and determinable, and collection probable. In the E & P segment revenues are recognized when products are delivered and the risk of ownership has passed to the customer. In the retail business revenues from the Group's own filling stations are recognized when products are supplied to the customer. In the case of non-Group filling stations revenues are recognized when products are delivered to the stations. In the Refining business, and in the Chemicals and Plastics businesses, fees due under third-party processing agreements are recognized on the basis of the volumes processed. In the Gas segment sales under long-term contracts are realized on delivery. Additional volumes supplied under these contracts are recognized when accepted by the customer. Gas storage revenues are recognized on the basis of committed storage and withdrawal rates.

j) Cost of sales format
The consolidated statement of income is presented according to the cost of sales format. In addition to the minimum requirement under the ACC for the cost of sales format, the line items **"Direct selling expenses"**, **"Exploration expenses"** and **"Research and development expenses"** are included. Direct selling expenses comprise in particular costs of freights charged to customers. Separate presentation was chosen in order to give a clearer picture of the value added by operations. The exploration expenses are a supplementary industry specific disclosure. Research and development costs are expensed as incurred.

In 2002 there was a change in the items under which internal services are reported. This increased administrative expenses by some EUR 26.1 million and decreased cost of goods sold and selling expenses by EUR 19.8 million and EUR 6.3 million, respectively.

3 Foreign currency translation

As a rule, the financial statements of non-domestic Group companies are translated according to the current rate method. Differences arising from the translation of stockholders' equity at current rather than historic rates are disclosed as a separate balancing item under changes in stockholders' equity ("Foreign exchange differences"). Income statement items are translated at average rates for the period (mid-market rates). Differences arising from the application of average as opposed to current rates likewise result in direct adjustments to stockholders' equity. In cases where the functional currency differs from the national currency, and under hyperinflationary conditions the temporal method is used, monetary assets being valued at current, and non-monetary assets at historic rates. Where the functional currency does not correspond to the Group's reporting currency, financial statements expressed in functional currencies are translated into the Group currency at closing rates.

The main rates applied in converting currencies were as follows:

Exchange rates	2003 Balance sheet date	2003 Average	2002 Balance sheet date	2002 Average
US Dollar (USD)	1.263	1.131	1.048	0.945
Australian Dollar (AUD)	1.680	1.738	1.855	1.737
Hungarian Forint (HUF)	262.500	253.610	236.290	242.960
Slovak Crown (SKK)	41.170	41.489	41.503	42.694
Czech Crown (CZK)	32.410	31.846	31.577	30.804
Bulgarian Leva (BGN)	1.956	1.949	1.954	1.949
Malaysian Ringgit (MYR)	4.799	4.298	3.985	3.593
Pound Sterling (GBP)	0.705	0.692	0.651	0.629
New Zealand Dollar (NZD)	1.924	1.944	1.998	2.035
Romanian Leu (ROL)	41,158	37,551	35,135	31,270

4 Consolidation

Intra-group sales are eliminated from the consolidated financial statements. The purchase method of accounting, whereby acquisition costs are offset against the fair value of the assets acquired and the debts incurred, is applied to the capital consolidation of affiliates and associates. Goodwill arising from initial consolidation is capitalized and amortized over its estimated useful life.

The financial statements of all consolidated companies have been prepared with a balance sheet date of December 31, in accordance with uniform Group-wide accounting and valuation standards. In the case of companies consolidated at equity, adjustments to conform to Group principles are made to the extent that they are material.

The list of investments on pages 79 to 81 gives an overview of Group companies consolidated fully or at equity, and of other investments.

The number of consolidated companies has changed as follows:

	Full consolidation 2003	Full consolidation 2002	Equity consolidation 2003	Equity consolidation 2002
As of December 31 previous year	**48**	**45**	**15**	**16**
First consolidated in year under review	12	4	5	—
Merged in year under review	(3)	—	—	(1)
Disposed of during year under review	—	(1)	—	—
As of December 31	**57**	**48**	**20**	**15**
[thereof domiciled and operating abroad]	[22]	[18]	[9]	[6]
[thereof domiciled and operating in Austria, and operating abroad]	[15]	[12]	[—]	[—]

At the start of 2003 the Company acquired Preussag Energie International GmbH from TUI AG, as well as the latter's exploration activities in New Zealand. Preussag Energie International GmbH, domiciled in Germany, undertakes exploration and production activities in Ecuador, Qatar, Tunisia and Venezuela, as well as exploration activities in Albania and Yemen. OMV gained effective control of Preussag Energie International GmbH in mid-2003. In conformity with the agreement consolidation was retroactive to January 1, 2003.

The E&P companies OMV (BAYERN) Explorations GmbH and OMV New Zealand Ltd., founded towards the end of 2002, were also consolidated during the year under review. Other additions to the consolidated Group are OMV (Bulgaria) Offshore Exploration GmbH and OMV (Yemen Block S2) Exploration GmbH, which is in the start-up phase of operations.

The acquisitions of a 45% interest in Bayernoil Raffineriegesellschaft mbH (engaged in third-party processing business) together with its crude oil and petroleum product inventories, of 313 filling stations in southern Germany, Hungary and Slovakia, and of 18% interests in the Transalpine Ölleitung (oil pipeline through Austria, Germany and Italy) from Deutsche BP AG, respectively, were completed by mid-2003. Initial consolidation of the activities in Germany took place on July 1, 2003. The entities acquired in Germany were merged with OMV Deutschland GmbH before the end of the year. The holdings in Bayernoil and the operating companies of the

Transalpine Ölleitung (interest since increased to 25%) are consolidated at equity. Consolidation of the filling station companies in Hungary and Slovakia (OMV Bratislava s.r.o) took place on April 1, 2003; these entities were merged with OMV Hungária Asványolaj Kft before the end of the year.

The newly founded Diramic Insurance Limited, an insurance broker forming part of the Corporate and Other segment, was consolidated in the course of the year. OMV Refining & Marketing AG and OMV Austria Exploration & Production AG were formed in the run-up to the changeover to the new holding company structure.

The impact on assets and subsequent adjustments to the statement of cash flows necessitated by the takeover of the E&P activities of TUI AG, the acquisitions of refining and oil pipeline interests and filling stations from Deutsche BP AG, and the takeover of the Martin filling stations in Bavaria – which was agreed in 2002 but did not become effective until the start of the year under review – were as follows:

EUR 1,000	2003	2002
Intangible and tangible assets	637,655	16,081
Financial assets	152,101	(4,740)
Current assets	**284,333**	**5,716**
Liabilities	280,341	4,384
Net assets	793,748	12,673
Consolidation (including goodwill)	1,007	7,801
Additions	794,755	20,684
Cash and cash equivalents acquired with businesses	(27,284)	(210)
Net cash used for the acquisition of businesses	**767,471**	**20,474**

Various distribution organizations and shell companies are not consolidated due to their immateriality.

Notes to the annual financial statements

5
Fixed assets

Movements in **goodwill** during the year were as follows:

EUR 1,000			2003
	Gross value	Depreciation	Net value
Goodwill as of January 1	135,402	(93,515)	41,887
Foreign currency differences	(305)	308	3
Additions	2,112	(6,610)	(4,498)
Goodwill as of December 31	**137,209**	**(99,817)**	**37,392**

The changes in the consolidated Group in 2003 and 2002 had the following impact on the structure of fixed assets:

Additions EUR 1,000			2003			2002
	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Intangible assets	21,134	(1,112)	20,022	(1,193)	(1,205)	12
Tangible assets	605,611	(22,976)	582,635	17,033	964	16,069
Financial assets	162,058	(10,144)	151,914	(4,740)	—	(4,740)
Total	**788,803**	**(34,232)**	**754,571**	**11,100**	**(241)**	**11,341**

The **"Developed and undeveloped land, buildings and buildings on third-party property"** item includes oil and gas properties acquired by foreign E&P companies to a value of EUR 277,987 thousand (2002: EUR 158,125 thousand), and land to a value of EUR 291,395 thousand (2002: EUR 234,204 thousand).

Extension of the useful life of gas pipelines reduced depreciation by EUR 2,851 thousand from the previous year.

Unscheduled depreciation of fixed assets amounted to EUR 17,302 thousand (2002: EUR 10,945 thousand), financial assets accounting for EUR 2,126 thousand (2002: EUR 7,453 thousand).

Interest on borrowings in connection with the production of fixed assets amounting to EUR 1,451 thousand (2002: EUR 1,515 thousand) was capitalized. The book value recognized was EUR 18,040 thousand (2002: EUR 21,818 thousand).

Loans with maturities of up to one year amounted to EUR 760 thousand (2002: EUR 741 thousand); loans to affiliated companies stood at EUR 500 thousand (2002: EUR 500 thousand).

As of December 31, 2003, **loans to members of the Executive Board and chief executive officers of subsidiaries** stood at EUR 450 thousand (December 31, 2002: EUR 506 thousand). In 2003 EUR 50 thousand were repaid (2002: EUR 44 thousand). The loans are either interest free or bear interest rates of 1% or 6%. They have various maturities and are partly secured by mortgages.

The change in the carrying value of associated companies accounted for at equity was as follows:

EUR 1,000	2003	2002
Book value of equity interests consolidated at equity	531,024	415,796
Share of net assets	581,071	469,011
Dividend paid	13,873	11,214
Translation differences	(3,576)	(4,832)
Net income from associated companies [1]	19,009	16,398

[1] see Notes 17 and 18

The summarized balance sheet and income statement data for investments carried at equity are as follows:

EUR 1,000	2003	2002
Current assets	1,900,357	1,277,116
Fixed assets	3,219,012	2,885,707
Liabilities	3,312,289	2,611,648
Net sales	6,440,762	5,045,312
Earnings before interest and tax	99,503	133,587
Net income for the year	65,227	39,616

There are material sales to the associate Borealis A/S. Sales to the Borealis Group were EUR 523.87 million (2002: EUR 510.69 million), and as of the end of 2002 receivables were EUR 45.26 million (2002: EUR 44.17 million). The sales of Oberösterreichische Ferngas AG fell by EUR 4.75 million (2002: EUR 160.54 million) as a result of its investment in EconGas GmbH. As of the end of 2003 net outstanding accounts were EUR 0.40 million compared with EUR 2.98 million at the end of 2002. The Group-wide sales to EconGas GmbH amounted to EUR 99.63 million and the net outstanding amounts were at EUR 95.84 million as per year end.

In general, in the case of associated companies intra-group profits and losses are not eliminated if sales are at normal market terms.

6 Inventories

During the year under review inventories increased by EUR 248,336 thousand or 54%, to EUR 707,237 thousand. LIFO valued inventories of crude oil and petroleum products grew by 41% to EUR 352,371 thousand (2002: EUR 250,280 thousand). Crude oil inventories carried as merchandise were up from EUR 30,572 thousand to EUR 120,408 thousand. The increase in inventories of crude oil and petroleum products was chiefly attributable to the processing activities at Bayernoil.

Although the LIFO valued inventories of **crude oil** and **petroleum products** rose sharply overall, as in the previous year there were reductions in individual layers which did not result in positive income effects because the costs of spending on materials exceeded the average replacement costs of the period whereas 2002 showed an positive result impact of EUR 1,764 thousand due to exceeding replacement costs. LIFO valued inventories held by the **Chemicals segment** were virtually unchanged at EUR 22,700 thousand. In all, LIFO valued inventories stood at EUR 375.071 thousand, compared to EUR 273,606 thousand in 2002 – an increase of 37%. The low USD/EUR exchange rate as per year end led to a significant reduction in the replacement costs of crude oil and petroleum products. At balance sheet date the replacement value of LIFO valued inventories was EUR 167,381 thousand (2002: EUR 198,183 thousand) higher than the carrying amount.

At year end crude oil and petroleum products and inventories in the Chemicals segment valued according to the LIFO method represented approximately 53% (2002: 60%).

The accounting rules for safety equipment and spare parts were changed in 2002 (see Note 2b), resulting in a total positive income effect of EUR 12,634 thousand.

7 Accounts receivable and other assets

Receivables of EUR 2,081 thousand (2002: EUR 2,041 thousand) were secured by bills of exchange. Accrued income of EUR 19,022 thousand (2002: EUR 29,761 thousand) is included in other receivables and assets.

EUR 1,000	2003		2002	
	< 1 year	> 1 year	< 1 year	> 1 year
Receivables from trade	837,700	3,267	832,988	184
Receivables from affiliated companies	36,435	3,508	22,677	2,794
[thereof from trade]	[35,009]	[3,315]	[22,546]	[2,603]
[thereof financing and cash pooling]	[1,386]	[193]	[10]	[191]
Receivables from associated companies	157,199	—	44,159	—
[thereof from trade]	[148,064]	[—]	[42,989]	[—]
Other receivables and assets	174,887	24,186	144,673	1,993
Total	**1,206,221**	**30,961**	**1,044,497**	**4,971**

Trade receivables from affiliated companies were as follows:

EUR 1,000	2003		2002	
	< 1 year	> 1 year	< 1 year	> 1 year
Agrolinz Ceské Budějovice s.r.o.	2,131	—	2,187	—
Agrolinz Melamine International Asia Pacific Pte.Ltd.	136	—	—	—
Agrolinz Melamine International Magyarorszag Kft.	9,260	—	13,296	—
Agrolinz Melamine International North America Inc.	2,764	—	2,612	—
AVANTI Tankstellenbetriebsgesellschaft m.b.H.	13,488	—	—	—
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H.	360	—	367	—
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H.	2,453	—	36	—
Polyfelt Geosynthetics Iberia S.L.	13	—	86	—
Polyfelt Geosynthetics Italia S.r.l.	4,192	—	3,888	—
Polyfelt Geosynthetics Pte. Ltd.	—	262	15	246
Polyfelt Geosynthetics Sdn. Bhd.	—	2,115	24	1,801
Polyfelt Geosynthetics (Thailand) Ltd.	—	938	—	556
Polyfelt Geosynthetics (UK) Ltd.	162	—	—	—
Other	50	—	35	—
Total	**35,009**	**3,315**	**22,546**	**2,603**

Individual and lump-sum valuation allowances were as follows:

EUR 1,000						2003
	Jan. 1	Additions (reversals)	Disposals	Translation difference	Dec. 31	[thereof lump-sum adjustment]
Receivables from trade	20,591	1,897	(592)	(539)	21,357	[2,328]
Receivables from other affiliated companies	250	(9)	(219)	—	22	[—]
Other receivables and assets	827	712	—	—	1,539	[—]
Total	**21,668**	**2,600**	**(811)**	**(539)**	**22,918**	**[2,328]**

EUR 1,000						2002
Receivables from trade	21,366	2,567	(3,580)	238	20,591	[1,393]
Receivables from other affiliated companies	285	(35)	—	—	250	[—]
Other receivables and assets	857	(14)	(16)	—	827	[—]
Total	**22,508**	**2,518**	**(3,596)**	**238**	**21,668**	**[1,393]**

8 Deferred taxes

The assignment of deferred taxes to temporary differences and tax-loss carry forwards results in net deferred tax liabilities for 2003, the breakdown of which is as follows:

EUR 1,000				2003
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	9,450	—	3,375	6,075
Tangible fixed assets	9,361	—	223,633	(214,272)
Financial assets	10,343	—	20,230	(9,887)
Deferred PRT asset	25,610	—	—	25,610
Corporation tax on deferred PRT assets	—	—	10,244	(10,244)
Inventories	39,140	—	3	39,137
Accounts receivable and other assets	2,419	—	5,911	(3,492)
Untaxed reserves	14,373	—	23,702	(9,329)
Provisions for pensions and severance payments	73,258	—	—	73,258
Other provisions	73,197	23,633	—	49,564
Liabilities	656	—	38	618
Other deferred taxes unattributable to balance sheet items	16,353	549	51,850	(36,046)
Tax-loss carry forwards	123,490	36,784	—	86,706
Total	**397,650**	**60,966**	**338,986**	**(2,302)**

EUR 1,000				2002
	Deferred tax assets	Valuation allowance	Deferred tax liabilities	Balance
Intangible fixed assets	92	—	503	(411)
Tangible fixed assets	5,337	—	109,678	(104,341)
Financial assets	35,639	—	15,061	20,578
Deferred PRT asset	23,594	—	—	23,594
Corporation tax on deferred PRT assets	—	—	9,437	(9,437)
Inventories	45,485	—	—	45,485
Accounts receivable and other assets	1,371	—	3,230	(1,859)
Untaxed reserves	—	—	23,717	(23,717)
Provisions for pensions and severance payments	79,412	—	—	79,412
Other provisions	61,752	218	—	61,534
Liabilities	415	—	—	415
Other deferred taxes unattributable to balance sheet items	18,573	—	24,862	(6,289)
Tax-loss carry forwards	81,132	25,495	—	55,637
Total	**352,802**	**25,713**	**186,488**	**140,601**

The change of EUR 142.91 million was largely caused by income neutral additions to deferred tax liabilities arising from the acquisitions made in 2003.

Deferred taxes on the retained earnings of Group companies are generally only recognized where there is no possibility of tax-free transfers to the parent company or where consolidation entries do not give rise to income tax expense.

At the end of 2003 OMV had **tax-loss carry forwards** of EUR 363,532 thousand (2002: EUR 234,454 thousand). Eligibility for carry forwards over time is as follows:

EUR 1,000	2003		2002
		2003	969
2004	9,656	2004	6.965
2005	10,131	2005	7,587
2006	7,413	2006	7,798
2007	887	2007	4,422
2008	1,448	Beyond 2007	13,594
Beyond 2008	35,543	Indefinite	193,119
Indefinite	298,454		
Total	**363,532**	**Total**	**234,454**

9 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft consists of 27,000,000 shares of no par value corresponding to a total nominal value of EUR 196,290 thousand.

The Annual Stockholders' Meetings of 2000, 2001, 2002 and 2003 approved the repurchase of **own shares** for stock option plans as follows:

Year	Amount	Nominal value in EUR	Acquisition cost in EUR
2000	70,000	508,900	6,478,671
2001	26,000	189,020	2,729,256
2002	35,760	259,975	3,532,666
2003	19,952	145,051	2,127,358
Total	**151,712**	**1,102,946**	**14,867,951**

The following shares were resold to plan participants in order to satisfy options:

Year	Amount	Nominal value in EUR	Sales proceeds in EUR	Net gains (losses) in EUR
2002	1,590	11,559	148,241	(3,424)
2003	25,961	188,736	3,102,256	628,264
Total	**27,551**	**200,295**	**3,250,497**	**624,840**

The book value of the remaining 124,161 (2002: 130,170) shares was EUR 12,171 thousand at balance sheet date (2002: EUR 12,181 thousand) and is disclosed as a separate item.

The 2001 Annual Stockholders' Meeting authorized the Executive Board to increase the capital stock by up to EUR 58,160,000 by issuing up to eight million shares against cash or contribution in kind, subject to the partial or complete exclusion of subscription rights (authorized capital). This authorization was conferred for a maximum period of five years.

The **revenue reserves** include the net income and losses of the fully and equity consolidated affiliates, valued according to the form of consolidation.

Untaxed reserves, net of deferred taxes, reported in the individual accounts of subsidiaries, in an amount of EUR 23,702 thousand (2002: EUR 95,560 thousand) are included in the revenue reserves.

The **unappropriated income** of the Group corresponds to that of the parent company, OMV Aktiengesellschaft.

10 Provisions for severance payments and pensions

a) Provisions for severance payments

The discount rate applied to the provisions for severance payments is 3.5%. The pension reform adopted during the year under review reduced expenses by EUR 14,687 thousand. This is due to the increase in the retirement age and the resulting extension in the accrual period for severance payments.

b) Provisions for pensions

A uniform discount rate of 4% is applied to all indexed pension commitments. The indexed pension commitments to active employees at OMV Aktiengesellschaft have been transferred to an external pension fund run by APK-Pensionskasse AG. Because of this, OMV Aktiengesellschaft no longer makes any pension provisions for active employees. In the year under review, employees' pension entitlements amounting to a Group-wide total of some EUR 1,914 thousand (2002: EUR 16,626 thousand) were transferred to APK-Pensionskasse AG. These transfers relate exclusively to the Chemicals segment. A discount rate of 6% is applied to a group of non-indexed pension commitments to retired employees of AMI Agrolinz Melamine International GmbH. Amendments to the ASVG (General Social Insurance Act) introduced in 2003 led to a reduction of EUR 12,676 thousand in the expenses arising from the defined benefit pension commitments transferred to APK-Pensionskasse AG.

11 Other provisions

EUR 1,000	2003		2002	
	< 1 year	> 1 year	< 1 year	> 1 year
Compulsory crude inventories	—	57,411	—	46,143
Decommissioning, restoration and environmental costs	450	9,076	648	11,806
Personnel provisions (including jubilee payments)	44,224	106,693	47,063	139,726
Accrued additions to fixed assets and other trade payables	17,444	—	17,990	—
Other	89,632	22,402	87,301	8,794
Total	**151,750**	**195,582**	**153,002**	**206,469**

Obligations arising from existing personnel reduction programs are reported under "Other liabilities" if the amount and timing are known. That part of the obligations in question to which uncertainties attach remains under "Personnel provisions".

The provision for restructuring expenses contained in the previous year's personnel provisions was largely exhausted by separation expenses (see Note 12 – Other liabilities) and, to a lesser extent, one-time settlements of employee benefit entitlements. Due to allocations to new personnel reduction programs in the year under review provisions of EUR 20 million for restructuring expenses were made at year end. The provision for jubilee payments is calculated according to the discounted standard entry age method, applying a discount rate of 3.5% and the tables for salaried staff of the Austrian Association of Actuaries (AVÖ 1999-P). The pension reform led to an increase in expense for jubilee payment provisions of EUR 3,621 thousand.

12 Liabilities

EUR 1,000					2003
			thereof maturity		
	Total	< 1 year	> 1 < 5 years	> 5 years	Collaterals
Bonds	503,365	—	—	503,365	—
Long-term special financing	5,743	1,361	2,204	2,178	—
Amounts due to banks	902,570	377,389	321,037	204,144	49,593[1]
Payments received on account	27,110	3,058	1,716	22,336	—
Accounts payable from trade	845,800	841,096	1,838	2,866	—
Accounts payable to affiliated companies	1,073	1,073	—	—	—
[thereof financing and cash pooling]	[62]	[62]	[—]	[—]	[—]
[thereof from trade]	[512]	[512]	[—]	[—]	[—]
Accounts payable to associated companies	49,207	41,192	8,015	—	—
[thereof from trade]	[38,625]	[38,625]	[—]	[—]	[—]
Other liabilities	667,426	515,116	151,360	950	—
Total	**3,002,294**	**1,780,285**	**486,170**	**735,839**	**49,593**

EUR 1,000					2002
			thereof maturity		
	Total	< 1 year	> 1 < 5 years	> 5 years	Collaterals
Long-term special financing	5,963	255	1,208	4,500	
Amounts due to banks	673,261	255,212	276,601	141,448	41,698[1]
Payments received on account	20,727	19,209	1,518	—	—
Accounts payable from trade	629,469	625,052	1,130	3,287	—
Accounts payable to affiliated companies	1,232	1,232	—	—	—
[thereof from trade]	[855]	[855]	[—]	[—]	[—]
Accounts payable to associated companies	54,024	49,990	4,028	6	—
[thereof from trade]	[25,179]	[25,179]	[—]	[—]	[—]
Other liabilities	520,837	396,337	123,854	646	—
Total	**1,905,513**	**1,347,287**	**408,339**	**149,887**	**41,698**

[1] Amounts due to banks are secured by pledged securities of OMV Aktiengesellschaft and AMI Agrolinz Melamine International GmbH.

Bonds issued	Amount	Cupon	Repayment	Carring value as of Dec. 31, EUR 1,000
Domestic corporate bond	EUR 250,000,000	3.75% fix	June 30, 2010	250,000
US private placement	USD 182,000,000	4.73% fix	June 27, 2013	144,101
	USD 138,000,000	4.88% fix	June 27, 2015	109,264
Total				**503,365**

Long-term special financing includes interest-bearing loans from non-banks. Some of the Group's financing agreements contained financial covenants, most of which related to adjusted equity ratios, cash flow provided by operating activities net of interest expense and income, and earnings before interest, tax, depreciation and amortization (EBITDA). At balance sheet date the Group was in full compliance with all debt covenants.

A EUR 32.7 million investment loan to finance the refinery modernization project in Schwechat is secured by the pledging of securities.

Loan financing (largely unsecured) and long-term special financing have the following maturities:

EUR 1,000	2003	2002
Short-term loan financing	130,901	191,832
Short-term component of long-term loan financing	247,848	63,635
Total short term	**378,749**	**255,467**
Long-term loan financing repayment schedule:		
2004	247,848	
2005	103,426	
2006	104,096	
2007	72,042	
2008	43,677	
2009 and subsequent years	709,687	
Total from 2005 onwards	**1,032,928**	

Breakdown of special financing, and amounts due to banks, by currency and interest rate:

EUR 1,000	2003	Weighted average interest rate	2002	Weighted average interest rate
Long-term debt rates				
Fixed rates:				
Bulgarian Leva (BGN)	38	11.00%	—	—
Euro (EUR)	472,256	4.01%	138,336	4.86%
US Dollar (USD)	253,365	4.79%	—	—
Total	**725,659**		**138,336**	
Variable rates:				
Australian Dollar (AUD)	20,670	5.93%	23,353	5.13%
Czech Crown (CZK)	23,141	2.32%	39,519	2.98%
Euro (EUR)	360,468	2.45%	159,338	2.73%
Pound Sterling (GBP)	818	5.50%	1,036	5.50%
Malaysian Ringgit (MYR)	2,227	3.93%	3,508	3.94%
New Zealand Dollar (NZD)	37,120	5.99%	—	—
US Dollar (USD)	110,674	1.47%	122,302	1.97%
Total	**555,118**		**349,056**	
Short-term debt rates				
Australian Dollar (AUD)	18,748	5.99%	33,143	5.27%
Bulgarian Leva (BGN)	32,839	4.78%	38,763	5.72%
Czech Crown (CZK)	1,352	2.13%	—	—
Euro (EUR)	46,030	2.40%	58,499	3.60%
Hungarian Forint (HUF)	2,724	12.71%	3,223	8.06%
Malaysian Ringgit (MYR)	1,771	3.65%	2,133	4.25%
Romanian Leu (ROL)	1,619	23.50%	—	—
Slovak Crown (SKK)	988	5.96%	453	8.63%
US Dollar (USD)	24,830	1.41%	55,618	1.73%
Total	**130,901**		**191,832**	

At balance sheet date OMV had unused short-term credit lines of EUR 200.00 million (2002: EUR 143.14 million) and unused long-term credit lines of EUR 778.00 million (2002: EUR 500.00 million).

Determined amounts of obligations arising from personnel reduction plans in respect of employees who have accepted voluntary redundancy in the past are reported under other liabilities (see Note 11). At year end these liabilities amounted to EUR 173,383 thousand (2002: EUR 152,332 thousand). The short-term component thereof includes EUR 346,557 thousand in tax liabilities (2002: EUR 236,127 thousand) and EUR 6,220 thousand in social security contributions payable (2002: EUR 5,861 thousand). Expenses of EUR 315,716 thousand (2002: EUR 174,371 thousand), falling due after balance sheet date, are shown under other liabilities.

13 Accrued decommissioning and restoration costs

EUR 1,000	2003		2002	
	< 1 year	> 1 year	< 1 year	> 1 year
Wells and other E & P facilities	—	291,576	—	224,861
Other	—	7,103	—	3,362
Total	**—**	**298,679**	**—**	**228,223**

14 Deferred income

This item includes EUR 413,550 thousand in advance tariff payments to fund the Trans-Austria-Gasleitung (TAG) gas pipeline (2002: EUR 430,471 thousand), and investment subsidies of EUR 37,872 thousand (2002: EUR 13,655 thousand) as well as deferred income to finance the Hungária-Austria-Gasleitung (HAG) gas pipeline project, amounting to EUR 8,663 thousand (2002: EUR 15,161 thousand).

15 Other operating income

EUR 1,000	2003	2002
Other operating income	**147,182**	**107,163**
[thereof gains on the disposal and writeup of fixed assets, excluding financial assets]	[2,077]	[11,917]
[thereof income from the release of provisions]	[21,434]	[24,291]
[thereof exchange gains arising from operating activities]	[19,486]	[12,414]

16 Other operating expenses

EUR 1,000	2003	2002
Other operating expenses	**114,693**	**132,193**
[thereof exchange losses arising from operating activities]	[14,833]	[18,705]
[thereof losses on the disposal of fixed assets, excluding financial assets]	[8,431]	[5,170]

Other operating expenses include EUR 37,197 thousand in personnel reduction expenses (2002: EUR 25,000 thousand). During the year under review there were no top-up payments to cover funding shortfalls (2002 EUR 26.989 thousand), in respect of obligations under defined benefit pension plans transferred to a pension fund and no expenses arising from the transfer to the pension fund (2002: EUR 1,772 thousand).

17 Income from investments

EUR 1,000	2003	2002
Income from investments – affiliated companies	346	617
Income from investments – others	7,059	6,394
Income from associated companies	22,273	16,680
Income from the disposal of investments	7	—
Total	**29,685**	**23,691**

18 Expenses arising from financial assets and securities held as current assets

Expenses arising from investments in affiliated companies were EUR 368 thousand (2002: 0) of which EUR 270 thousand related to writedowns of investments. Writedowns of securities held as current assets amounted to EUR 4,000 thousand (2002: EUR 235 thousand). This item also includes expenses arising from equity consolidated companies in an amount of EUR 3,264 thousand (2002: EUR 282 thousand).

19 Interest and similar expenses

The interest component of provisions for pensions, reported in the financial result, amounted to EUR 31,055 thousand (2002: EUR 33,799 thousand).

20 Taxes on income

The income tax burden during the current period and the pretax earnings determining the effective tax rate were as follows:

EUR 1,000	2003	2002
Income from ordinary activities:		
Austria	337,685	344,858
Foreign	258,810	129,015
Total	**596,495**	**473,873**
Income taxes:		
Austria	41,213	80,320
Foreign	77,694	74,356
Deferred taxes	84,535	(2,988)
Total – expense	**203,442**	**151,688**

The **effective tax rate** represents the ratio of income tax expense – to the extent that it is attributable to income from ordinary activities – to income from ordinary activities. The resultant tax rate is compared with the Austrian standard corporate income tax rate of 34%, and the major differences shown, in the table below. The Austrian government has announced its intention to reduce the corporate tax rate from 34% to 25%, effective January 1, 2005; this will necessitate an adjustment of deferred taxes.

Taxes on income in %	2003	2002
Austrian corporate income tax rate	**34.0**	**34.0**
Tax effect of:		
Foreign tax rate differential	5.0	5.6
Non-deductible expenses	3.7	1.7
Non-taxable income	(9.0)	(9.4)
Investment allowances	—	(0.1)
Lapsed tax-loss carry forwards	0.6	1.7
PRT and PRRT (see Note 2 h)	0.6	2.8
Tax-free reversal of provisions (section 14 Austrian Income Tax Act)	—	(6.4)
Change in valuation allowance for deferred taxes	0.4	0.5
Other	(1.2)	1.6
Effective income tax rate	**34.1**	**32.0**

OMV Aktiengesellschaft has tax pooling arrangements with all the main subsidiaries in Austria, except for AMI Agrolinz Melamine International GmbH and POLYFELT Gesellschaft m.b.H. Profits transferred from domestic subsidiaries are normally exempt from taxation. Dividends from foreign investments in which there is a holding of 25% or more are also tax exempt at parent company level.

During the year under review use was made of EUR 35,505 thousand in tax-loss carry forwards (2002: EUR 30,004 thousand), which gave rise to EUR 10,674 thousand in deferred taxes (2002: EUR 10,223 thousand).

21 Supplementary information on the income statement

Personnel expenses EUR 1,000	2003	2002
Wages and salaries	335,655	322,894
Cost of defined benefit plans	45,777	72,475
Cost of defined contribution plans (pension fund contributions)	8,891	9,581
Cost of other employee benefits	75,618	74,642
Total	**465,941**	**479,592**

The total remuneration of the Executive Board of OMV Aktiengesellschaft was EUR 3,782 thousand (2002: EUR 2,609 thousand), of which EUR 3,123 thousand (2002: EUR 2,266 thousand) comprised basic remuneration, EUR 363 thousand (2002: EUR 343 thousand) pension contributions, benefits in kind and expenses, and EUR 296 thousand gains from the exercise of stock options. In 2003 performance related compensation represented 108% (2002: 49%) and other compensation 22% (2002: 23%) of basic salaries.

The **compensation** of individual Board members was as follows [1]:

EUR 1,000	2003	2002
Davies	750	479
Langanger	723	409
Roiss	790	655
Ruttenstorfer	860	723

[1] Compensation excluding benefits in kind, expenses, pension fund contributions and stock options (2002 adjusted).

The total remuneration of 34 (2002: 39) members of the executive boards of consolidated subsidiaries was EUR 6,642 thousand (2002: EUR 7,345 thousand). Payments to former members of the Executive Board and chief executive officers of affiliated companies, and their surviving dependants amounted to EUR 2,163 thousand (2002: EUR 2,997 thousand). Members of supervisory boards and boards of directors received a total of EUR 273 thousand for their activities (2002: EUR 281 thousand).

Average number of employees	2003	2002
Salaried staff	3,638	3,379
Non-salaried staff	2,453	2,369
Average payroll	**6,091**	**5,748**

Expenses for severance payments and pensions EUR 1,000	2003		2002	
	Severance payments	Pensions	Severance payments	Pensions
Executive Board members and directors	5	792	321	305
Senior executives	1,046	2,969	651	2,895
Other employees	3,996	46,218	12,313	65,571
Total	**5,047**	**49,979**	**13,285**	**68,771**

Depreciation and amortization EUR 1,000	2003	2002
Goodwill amortization	6,610	5,409
Scheduled depreciation	410,599	330,482
Unscheduled depreciation	15,176	3,492
Total	**432,385**	**339,383**

Advertising expenses and donations EUR 1,000	2003	2002
General advertising expenses	23,298	17,316
Arts and sport sponsoring expenses	8,328	4,383
Social sponsoring expenses	2,010	1,035
Arts and sport donations and membership fees	248	190
Social donations and membership fees	589	736
Total	**34,473**	**23,660**

Supplementary information on the financial position

22 Statement of cash flows

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i.e. negligible short-term exchange and interest risks. The maximum maturity for such investments is three months.

Cash paid EUR 1,000	2003	2002
Interest	117,020	40,233
Taxes on income	126,564	152,395

Net cash provided by disposals of fixed assets are disclosed in the statement of cash flows under the period when the payment was received. This reduced cash flow by EUR 2,848 thousand in 2003 and increased it by EUR 1,474 thousand in 2002.

Following the transfer of further obligations in 2002, the pension entitlements of all active employees of OMV Aktiengesellschaft have now been transferred to the pension fund. As the transfer of pension obligations to an external pension fund was primarily a financial decision, it was reported under "Net cash provided by financing activities" in the year up to and including 2002.

"Group cash pooling" comprises short-term financing of non-consolidated Group companies.

23 Contingent liabilities

Contingent liabilities EUR 1,000	2003	2002
Sureties	6,224	787
[thereof to affiliated companies]	[—]	[—]
Guarantees	80,010	36,355
[thereof to affiliated companies]	[7,514]	[4,839]
Notes payable	430	251
Other	4,616	6,367
Total	**91,280**	**43,760**
[thereof to affiliated companies]	**[7,514]**	**[4,839]**

24 Other commitments and contingencies

OMV makes provisions for probable obligations arising from litigation. Management is of the opinion that litigation, to the extent not covered by provisions or insurance, will not materially affect the Group's financial position. The production facilities or properties of all Group companies are subject to a variety of environmental protection laws and regulations in the countries where they operate. Provisions are made for probable obligations arising from environmental protection measures. Management believes that compliance with current legislation and regulations, and future more stringent laws and regulations, will not have a material negative impact on consolidated results in the next three years.

Disposals of subsidiaries in past years (Chemie Linz GmbH and PCD Polymere GmbH) have led to the Company's assuming liability for potential environmental risks and, in the case of the PCD, for other liabilities. The total amount of these contingent liabilities is limited to EUR 101.74 million. As of the balance sheet date no claims had arisen in consequence of the above disposals.

In connection with the sale of the PCD Group in 1998, call and put options maturing in 2017 have been taken out on real estate in Schwechat and Burghausen; these would lead to an exchange of properties if exercised.

The shareholders of Ferngas Beteiligungs-Aktiengesellschaft (minority interest) have an option to sell their shares to OMV Erdgas GmbH up to 2005.

In connection with its oil trading activities, OMV issues letters of indemnity to cover the delays in the arrival of original documents establishing title which commonly occur in such transactions. Of the letters of indemnity issued in the six months prior to balance sheet date, EUR 77,669 thousand (2002: EUR 44,945 thousand) were outstanding at balance sheet date.

OMV has also guaranteed the lease payments to be made by a third party service provider. The guarantee extends for 10 years, beginning December 30, 2003. OMV will be required to perform under the guarantee in an event that the third-party fails to make lease payments. In this event, OMV replaces the third party as the lessee under the lease agreement. The undiscounted maximum potential liability under the guarantee is approximately EUR 2.9 million as of the balance sheet date. No amount has been recognised for this guarantee at the balance sheet date.

Provisions for decommissioning and restoration are formed for oil and gas pipelines if an obligation has already arisen as of balance sheet date. In accordance with the going concern principle, no provisions were set up for contingent obligations in respect of decommissioning, the timing of which cannot be predicted.

The OMV Group imports natural gas from Germany, Norway and Russia. Under long-term contracts expiring up to 2022, the Group is committed to total uptake of some 59 bcm of gas. In 2002, OMV founded a joint venture, EconGas GmbH (OMV Erdgas GmbH holding 50% – see Note 29) together with a number of Austrian regional gas distribution companies. The business logic behind this decision lay in the link it created between the wholesale activities of OMV Erdgas GmbH and the distribution companies' sales networks, and hence the sharing of purchasing and selling risk. Gas prices are based on certain formulas, and are periodically adjusted to movements in petroleum product prices. Gas volumes not contractually tied to EconGas GmbH are predominantly sold on to the regional gas companies by way of simultaneous contracts.

25 Leasing and rental agreements

The OMV Group makes use of both operating and capital leases. Operating leases are used mainly to finance the use of filling station sites, IT equipment and the vehicle fleet. In 2003 such leases gave rise to expenses of EUR 54,082 thousand (2002: EUR 32,248 thousand).

In addition, the tangible fixed assets include capitalized amounts arising from capital leasing contracts. These were entered into by OMV (U.K.) Limited for a gas processing plant and OMV Slovensko, s.r.o. and OMV Ceská republika, s.r.o. for filling stations and land.

EUR 1,000	2003	2002
Acquisition cost	45,086	47,431
Cumulative depreciation	(25,029)	(27,308)
Book value	**20,057**	**20,123**

At balance sheet date 2003 commitments under operating and capital leases were as follows:

EUR 1,000	Operating leases	Capital leases
2004	42,628	369
2005	35,826	389
2006	33,539	639
2007	30,298	652
2008	28,318	668
2009 and subsequent years	183,533	5,360
Total commitment	**354,142**	**8,077**
less incidental costs and interest		2,421
Total net capital lease payments		**5,656**
less short-term part		161
Long-term capital lease commitments		**5,495**

26 Derivative instruments

Derivative instruments are used to manage risk associated with changes in interest rates, currency exchange rates and commodity prices.

Commodity price risk management

Financial instruments were used to hedge the main risks associated with the extreme price volatility experienced during the period under review – such as the highly negative potential impact of low oil prices on sales – in accordance with an internal corporate guideline on the management of market risk. OMV chiefly uses put options, call/put spreads and collars to lock in the earnings of the E & P segment, and margin swaps and call/buy options to hedge the refining margin.

The Company's crude oil deliveries are mainly hedged by over-the-counter contracts with expirations of up to 24 months. These are generally based on Brent crude. The premium paid for put options is capitalized, and amortized to income over the maturity of the options. The results of swaps and collars are accounted for as adjustments to sales for the same period as that in which the underlying transaction occurs.

In the Refining business limited use is made of derivative instruments both to stabilize earnings and to minimize exposure to price risk relating to inventories. Swaps and options are used to hedge the refining margin – the difference between crude and bulk product prices. The premium paid for put options is capitalized, and recognition as income spread over the maturity of the options. Gains and losses on swaps and collars are recorded as production cost for the period in question.

Exchange traded oil futures and over-the-counter contracts for difference are sometimes used to hedge market price risk exposure in Supply and Trading. Gains and losses from derivative transactions are recognized in the periods during which the underlying transactions take place. Gains and losses on hedging transactions are allocated to the R & M segment.

Collars and swaps do not require an initial investment. Settlement normally takes place at the end of the quarter. The premiums on put options are payable when the contracts are purchased. If the options are exercised, payment of the difference between the strike price and the average market price over the period in question takes place upon expiration.

The notional value of open positions as of December 31 was as follows:

EUR 1,000	2003	2002
Commodity futures	3,243	—
Commodity put options	10,299	4,141
Commodity call/put spread	246,202	269,428
Commodity collars	—	44,864
Commodity swaps	47,162	45,771
Refining margin swaps	—	89,973
Refining margin call/buy options	—	89,973

Foreign exchange risk management
Short dated forward EUR/USD contracts were used to hedge against USD receivables risk in 2004. Depending on the nature of the underlying transactions, the results of such operations are reported either as other operating income/expenses or as interest income/expenses.

In R & M long-term EUR/USD risk is not hedged, as the main petroleum products refined are quoted in USD, and movements in the dollar exchange rate are thus reflected in the euro prices of these products.

In some cases intercompany loans denominated in euro are extended to E & P subsidiaries. Forward exchange transactions are employed to hedge the EUR/USD risk. Forward exchange contracts attributable to specific transactions are treated as part of the underlying transaction. The results of the transaction are reported as income or expense in the same period as the underlying transaction.

At balance sheet date the following nominal value contracts were open hedging the USD receivables risk:

EUR 1,000	2003
Currency forwards	20,982
Currency swaps	32,700
Currency options	20,982

At balance sheet date there were no open positions to hedge against exchange risk.

Interest rate management
Variable rate is sometimes converted into fixed rate debt by means of interest rate swaps. The spread between the swap and the loan is accounted for as an adjustment of interest expense. As of December 31, 2003 and 2002 there were no open contracts.

Credit risk management
Counterparty credit risk is assessed and monitored on a uniform Group-wide basis. Contracts involving financial instruments are only entered into with counterparties with prime credit ratings. In the interests of risk diversification, financial agreements are always concluded with a number of banks.

27
Fair value of financial items

Estimates of fair value at balance sheet date, discussed below, are normally based on the market information available.

The fair value of securities held as fixed assets, and of securities and investments held as current assets is calculated on the basis of quoted market prices. In the event that there is no quoted price, the determination of a fair value is impracticable.

The book values of the balance sheet items accounts receivables and other assets and cash in hand, checks and cash at bank are reasonable estimates of their fair values, as the assets in question in the main have maturities of less than one year.

The fair value of financial liabilities was estimated by discounting future cash flows, applying the interest rates for similar liabilities with like maturities prevailing at balance sheet date.

Because of their generally short maturities, the book value of the liabilities carried under other liabilities is effectively the same as their fair value.

The fair value attributed to derivative financial instruments reflects the amounts that OMV would pay or receive if the positions were closed at balance sheet date, and thus the current unrealized gains and losses on open positions. Quotations from banks or appropriate pricing models have been used to estimate the fair value of financial instruments at balance sheet date. Due to the fact that the other contingent liabilities relate to transactions closely tailored to individual requirements, estimation of their fair value is not feasible.

EUR 1,000		2003		2002
	Book value	Estimated fair value	Book value	Estimated fair value
Balance sheet item:				
Securities held as fixed assets [1]	**343,463**	**—**	**360,409**	**—**
Fair value estimation feasible	333,585	389,353	355,848	394,523
Not feasible	9,878	—	4,561	—
Accounts receivable and other assets	**1,237,182**	**—**	**1,049,468**	**—**
Carring value (except options) – approximating to fair value	1,229,876	1,229,876	1,041,585	1,041,585
Put and call/put options, forwards	7,306	(5,194)	7,883	(1,842)
Securities held as current assets	**44,192**	**—**	**17,846**	**—**
Fair value estimation feasible	31,000	31,000	2,440	2,440
Not feasible	1,021	—	3,225	—
Own shares				
Fair value estimation feasible	12,171	14,661	12,181	—
Cash in hand, checks, and cash at bank	**297,362**	**—**	**196,001**	**—**
Financial liabilities	**1,411,678**	**—**	**679,224**	**—**
Fixed rates	725,659	730,765	138,336	144,192
Variable rates	686,019	686,019	540,888	540,888
Other liabilities	**1,590,616**	**1,590,616**	**1,226,289**	**1,226,289**
Off balance sheet:				
Risk management				
Commodity collars	—	—	—	(1,655)
Commodity futures	—	47	—	—
Commodity swaps	—	(3,120)	—	46
Foreign exchange swaps	—	286	—	—
Refining margin swaps	—	—	—	(789)
Foreign exchange forwards	—	2,109	—	—

[1] including shares in the Hungarian oil and gas company MOL reported under investments

28 Stock option plan

The Annual Stockholders' Meeting on May 20, 2003 approved a long-term incentive plan for the Executive Board and certain senior executives of the Group. The beneficiaries of these value related plans are granted options to acquire OMV stock. The options entitle holders to subscribe to OMV stock at a fixed exercise price or to request payment of the difference between the share price on the exercise date and the exercise price. The options can only be exercised during a specified period (exercise window) within the exercise period if the OMV share price is at least 15% higher than the exercise price at the time of exercise.

At the times of award the plans were as follows:

Main conditions of plan	2003	2002	2001	2000
Plan commencement	Sept. 1, 2003	July 1, 2002	July 1, 2001	July 1, 2000
Plan expiration	Aug. 31, 2008	June 30, 2007	June 30, 2006	June 30, 2005
Blocking period	2 years	2 years	2 years	2 years
Exercise price in EUR	104.04	100.90	103.92	91.43
Number of options per own share held	15	10	10	10
Eligibility conditions:				
Own investment, Executive Board	560 shares [1]	595 shares [1]	420 shares	477 shares
Own investment, senior executives	186 shares [1]	199 shares [1]	140 shares	159 shares
Number of options granted				
Executive Board members:				
Davies	8,400	5,950		
Langanger	8,400	4,460		1,590
Roiss	8,400	5,950	4,200	4,770
Ruttenstorfer	8,400	5,950	4,200	4,770
Total, Executive Board	**33,600**	**22,310**	**8,400**	**11,130**
Former Executive Board members:				
Peyrer-Heimstätt			4,200	4,770
Schenz			4,200	4,770
Total, former Executive Board members			**8,400**	**9,540**
Total, other senior executives	28,605	13,430	25,200	31,800
Total number of options granted	**62,205**	**35,740**	**42,000**	**52,470**
Plan threshold – share price in EUR	**119.65**	**116.04**	**119.51**	**105.14** [2]

[1] or 25%, 50% or 75% thereof [2] 15% increase in ROACE compared to 1999

Participation in the stock option plans is subject to the following terms and conditions:

1. Eligibility for participation in the stock option plans is conditional on own investments which must be held at plan commencement and for the entire period until exercise.
2. For all plans, the number of shares participants are required to hold are calculated by dividing the maximum permitted own investment by the average price of the stock in the month of May in the year of issue. Under the 2002 and 2003 plans the exercise of options on 25%, 50% or 75% of the maximum holding is permitted.
3. In the event of the disposal of participants' own equity interests the option rights are forfeited. The options are not transferable and expire if not exercised.
4. The exercise price for the 2000, 2001 and 2002 plans is the average price for the month of May in the year of issue; for the 2003 plan it is the average price for the period from May 20 to August 20, 2003.
5. Provided that the plan thresholds are attained the options can be exercised during the 20 trading days after publication of the quarterly reports (exercise window). Evidence of participants' own investment in the Company must be furnished when exercising an option. The options may be exercised by acquiring the optioned shares, by requesting payment of the difference between the current share price and the exercise price in cash, or by surrendering options with a fair value equal to the aggregate exercise price.

The following table summarizes movements in options under the stock option plans for financial 2003 and 2002:

EUR 1,000	2003		2002	
	Options	Weighted average exercise price	Options	Weighted average exercise price
	Amount	in EUR	Amount	in EUR
Outstanding options as of Jan. 1	130,210	98.06	96,060	96.89
Options granted	62,205	104.04	35,740	100.90
Options exercised	(61,310)	94.57	—	—
Forfeited options	(1,400)	103.92	(1,590)	91.43
Outstanding options as of Dec. 31	129,705	102.51	130,210	98.06
Exercisable at year end	6,560	91.43	—	—
Weighted average fair value of the options granted during the period under review		14.18		15.14

The threshold (price of EUR 105.14) for the 2000 plan was not attained during the two exercise windows in the second half of 2002, and it was thus not possible to exercise options.

During the year under review 61,310 options granted under the 2000 and 2001 plans were exercised. In all cases the difference between the current share price and the exercise price was paid; the amount due in respect of 2,980 options was paid in shares.

Exercise of options by plan participants	2003		2002
	Options exercised	Average exercise price in EUR	No options exercised
Executive Board members:			
Davies	—	—	
Langanger	1,590	91.43	
Roiss	4,770	91,43	
Ruttenstorfer	4,770	91.43	
Total, Executive Board	**11,130**	**91.43**	**—**
Former Executive Board members:			
Peyrer-Heimstätt	8,970	97.28	
Schenz	4,770	91.43	
Total, former Executive Board members	**13,740**	**95.25**	**—**
Total, other senior executives	36,440	95.27	
Total number of options exercised	**61,310**	**94.57**	**—**

Compensation expense arising from the exercise of options, which was reported under personnel expenses, amounted to EUR 912 thousand under the 2000 plan and EUR 252 thousand under the 2001 plan.

As of December 31, 2003 outstanding options under the various plans were as follows:

Plan	Exercise price in EUR	Outstanding options	Maturities in years	Exercisable at year end
2000	91.43	6,560	1.5	6,560
2001	103.92	25,200	2.5	—
2002	100.90	35,740	3.5	—
2003	104.04	62,205	4.7	—
Total		**129,705**		**6,560**

Valuation of the options is according to the Black-Scholes model. The fair value as of December 31, 2003 is calculated on the basis of outstanding options, while the fair value as of the time of award is based on all options issued. Assuming that the conditions are fulfilled during the exercise period, the fair market value of the stock option plans is as follows:

	2003 plan	2002 plan	2001 plan	2000 plan
Valuation as of December 31, 2003				
Total market value in EUR 1,000	1,289	749	466	163
Calculation variables:				
Market price of the stock in EUR	118.08	118.08	118.08	118.08
Risk-free interest rate	3.70%	3.39%	3.06%	2.63%
Term of the options (including blocking period)	4.5 years	3.5 years	2.5 years	1.5 years
Average dividend yield	4.8%	4.6%	4.2%	4.4%
Stock price volatility	21%	21%	21%	21%
Valuation at time of award as of	**Sept. 1, 2003**	**July 1, 2002**	**July 1, 2001**	**July 1, 2000**
Total market value in EUR 1,000	882	541	743	1.080
Calculation variables:				
Market price of the stock in EUR	105.7	100.0	102.0	90.6
Risk-free interest rate	3.7%	4.8%	5.25%	5%
Term of the options (including blocking period)	5 years	5 years	5 years	5 years
Average dividend yield	4.8%	4.6%	4%	4%
Stock price volatility	21%	21%	21%	28%

Up to and including 2002 the fair value of the outstanding options was entirely covered by own shares purchased at the time of award of the option plans, and therefore no compensation expense was recognized.

At balance sheet date 5,544 options were not backed by own shares. A provision of EUR 114 thousand was formed for this shortfall.

Segment reporting

29 Business operations and key markets

The OMV Group is divided into four operating segments: Exploration and Production (E & P), Refining and Marketing including petrochemicals (R & M), Gas and Chemicals. Group management, financing activities and certain service functions are concentrated in the Corporate and Other (Co & O) segment. Group segment reporting is in accordance with the principles of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information".

The oil and gas industry, by its nature, exposes the Group to certain risks. These include political stability, economic conditions, changes in legislation or fiscal regimes, as well as other operating risks inherent in the industry. A variety of measures are used to manage these risks.

Apart from the integration of up- and downstream operations, and the policy of maintaining a balanced portfolio of OECD and non-OECD assets in the E & P segment, the main instruments used are operational in nature. There is a Group-wide environmental risk reporting system, designed to identify existing and potential obligations so as to enable timely action to be taken. Insurance and fiscal matters are also dealt with on a Group-wide basis. OMV has information on the political situation in all the countries where it operates.

Regular surveys are undertaken across the Group to identify current litigation and pending court and administrative proceedings.

Business decisions of fundamental importance are made by the Executive Board of OMV. The business segments are independently managed, as each represents a strategic unit, with different products and markets.

The **E & P** activities are mainly focused on Albania, Australia, Austria, Iran, Ireland, Libya, New Zealand, Pakistan, Qatar, Tunisia, the UK, Vietnam and Yemen. Further activities are in Ecuador, Sudan and Venezuela.

The **R & M** segment operates two refineries, in Schwechat and Burghausen, and holds a 45% interest in Bayernoil Raffineriegesellschaft mbH which operates toll processing refineries, as well as a 25% stake in The Rompetrol Group NV (Romania). It has strong positions in the retail and commercial businesses in its markets Austria and Central and Eastern Europe. The segment's 25% stake in Borealis A/S gives it a strong foothold in the polyolefin business.

The **Gas** segment has a strong position in trans-European gas transit, gas importing and storage. OMV is the sole operator of long-distance gas transmission pipelines in Austria. The Gas segment's lead company is OMV Erdgas GmbH. In response to gas market liberalization, in 2002 a joint venture – EconGas GmbH – was formed together with a number of regional gas distribution companies. OMV Erdgas GmbH holds a 50% interest in this company. The shareholders' wholesale and distribution activities have been merged into this enterprise, which has been the first player on the European gas market to target business customers. The joint venture agreement was signed near the end of 2002, and the investment entered into legal effect with the entry of the new company in the commercial register in January 2003. Following the merging of the Gas segment's business into EconGas GmbH since 2003 it has no longer been included consolidated sales; instead, the after-tax profit, prorated according to the equity holding, is reported under the financial items.

The **Chemicals** segment is a leading melamine and fertilizer producer. The Polyfelt Group, which produces plastics (geotextiles), is included in the Chemicals segment.

The key measure of operating performance used is earnings before interest and tax (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Inter-group sales and cost allocations of the parent company are recognized in accordance with internal OMV policies. Management takes the view that the transfer prices of goods and services exchanged between segments correspond to market prices. The income effects of business transactions not attributable to operating segments are recognized in the results of the Co & O segment.

30 Industry segment information

EUR million							Industry segment
		E & P	R & M	Gas	Chemicals	Co & O	**Total**
Sales of segment [1]	2003	864.42	6,023.45	794.38	490.86	110.88	**8,283.99**
	2002	733.90	4,923.04	1,483.11	469.06	95.12	**7,704.23**
less intra-group sales	2003	(523.91)	(1.70)	(8.91)	(0.54)	(104.50)	**(639.56)**
	2002	(531.53)	(2.60)	(9.14)	(0.62)	(80.94)	**(624.83)**
Net sales to customers	2003	340.51	6,021.75	785.47	490.32	6.38	**7,644.43**
	2002	202.37	4,920.44	1,473.97	468.44	14.18	**7,079.40**
EBIT [2]	2003	303.23	265.13	78.64	42.90	(46.29)	**643.61**
	2002	256.14	124.72	115.38	42.75	(44.23)	**494.76**
Identifiable assets	2003	1,464.78	3,643.42	809.36	1,173.32	425.81	**7,516.69**
	2002	990.44	2,706.01	895.15	865.15	692.03	**6,148.78**
[thereof goodwill]	2003	[—]	[37.39]	[—]	[—]	[—]	**[37.39]**
	2002	[0.04]	[41.60]	[—]	[0.25]	[—]	**[41.89]**
Capital expenditure [3]	2003	498.37	708.96	23.65	108.53	41.23	**1,380.74**
	2002	226.85	281.63	104.30	49.05	12.67	**674.50**
Depreciation	2003	170.29	168.63	50.50	30.21	12.75	**432.38**
	2002	111.16	138.47	52.79	29.70	7.26	**339.38**

[1] sales excluding petroleum tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year
[3] not identical to additions to fixed assets; the difference largely results from additions to securities and changes in the consolidated Group

Income from associated companies (see Note 17) is accounted for by R & M at EUR 2,879 thousand (2002: EUR 1,325 thousand), by Gas at EUR 15,386 thousand (2002: EUR 13,855 thousand) and by Chemicals at EUR 4,008 thousand (2002: EUR 1,500 thousand).

31 Geographical segment information

EUR million								Geographical segment
		Austria	Germany	Other EU	CEE	Rest of Europe	Rest of the world	**Total**
Sales by destination [1]	2003	3,318.57	1,860.44	529.16	1,612.95	89.25	234.06	**7,644.43**
	2002	4,023.45	907.11	317.81	1,470.39	210.31	150.33	**7,079.40**
EBIT [2]	2003	374.80	82.90	47.38	10.58	9.42	118.53	**643.61**
	2002	268.68	32.24	52.53	26.05	1.65	113.61	**494.76**
Intangible assets and tangible assets	2003	1,772.70	631.56	270.89	548.30	5.19	789.79	**4,018.43**
	2002	1,702.43	363.75	314.31	472.68	1.10	424.01	**3,278.28**

[1] sales excluding petroleum tax
[2] see consolidated statement of income for reconciliation of EBIT to net income for the year

Notes. Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20%

Domestic	Parent company	Equity interest in %	Type of consolidation[1]
Exploration and Production			
ALTEC Umwelttechnik GmbH, Vienna	OPROT	55.56	FC
Kärntner Restmüllverwertungs GmbH, Klagenfurt	OPROT	28.50	OI
OMV (ALBANIEN) offshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (ALBANIEN) onshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Austria Exploration & Production AG, Vienna	OMVEP	100.00	FC
OMV (BAYERN) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (Bulgaria) Offshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Exploration & Production GmbH, Vienna (OMVEP)	OMV	100.00	FC
OMV (IRAN) onshore Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (IRELAND) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Oil and Gas Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Oil Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV Oil Production GmbH, Vienna (OILP)	OMVEP	100.00	FC
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMV	100.00	FC
OMV Petroleum Exploration GmbH, Vienna	OMVEP	100.00	NCS
OMV Proterra GmbH, Vienna (OPROT)	OMV	100.00	FC
OMV (SUDAN BLOCK 5B) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (SUDAN) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (VIETNAM BLOCK 111) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (Yemen Block S2) Exploration GmbH, Vienna	OMVEP	100.00	FC
OMV (YEMEN) Exploration GmbH, Vienna	OMVEP	100.00	FC
van Sickle Gesellschaft m.b.H., Neusiedl/Zaya	OMV	100.00	FC
Refining and Marketing including petrochemicals			
Adria-Wien Pipeline Gesellschaft m.b.H., Klagenfurt	OMV	55.00	ACE①
Aircraft Refuelling Company GmbH, Vienna	OMV	50.00	OI
AUSTRIA Mineralöl GmbH, Vienna (AUS)	OMV	100.00	FC
Autobahn-Betriebe Gesellschaft m.b.H., Vienna	OMV	47.19	OI
AVANTI Tankstellenbetriebsgesellschaft m.b.H., Vienna (ATBG)	OMV	100.00	OI
BSP Bratislava-Schwechat Pipeline GmbH, Vienna	OMV	26.00	OI
Colpack Austria Brennstoffhandel GmbH, Vienna	OMV	50.00	ACE
Erdöl-Lagergesellschaft m.b.H., Lannach	OMV	55.60	ACE①
GENOL Gesellschaft m.b.H., Vienna	OMV	29.00	OI
GENOL Gesellschaft m.b.H. & Co, Vienna	OMV	29.00	ACE
HOFER Mineralölvertrieb GmbH, Wilfersdorf	AUS	70.00	NCS
OMV – International Services Ges. m.b.H., Vienna	OMV	100.00	FC
OMV Refining & Marketing AG, Vienna	OMV	100.00	FC
Transalpine Ölleitung in Österreich Gesellschaft m.b.H., Innsbruck	OMV	25.00	ACE
VIVA Tankstellenbetriebs-GmbH, Vienna	OMV	100.00	NCS
WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau	OMV	79.67	FC
Gas			
AGCS Gas Clearing and Settlement AG, Vienna	OERDG	20.22	
	OOEFG	5.01	OI
AGGM Austrian Gas Grid Management AG, Vienna	OERDG	100.00	FC
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OERDG	51.00	ACE
Central European Gas Hub GmbH, Vienna	OERDG	100.00	FC
Cogeneration-Kraftwerke Management Oberösterreich Gesellschaft m.b.H., Linz	COG	50.00	ACE
Cogeneration-Kraftwerke Management Steiermark Gesellschaft m.b.H., Graz	COG	33.33	ACE
EconGas GmbH, Vienna (ECON)	OERDG	50.00	
	OOEFG	15.55	ACE
Erdgasindustrieversorgungs GmbH, Linz	ECON	100.00	OI
Erdgas Oberösterreich GmbH, Linz	OOEFG	100.00	OI
Erdgas Oberösterreich GmbH & Co KG, Linz	OOEFG	100.00	OI
ENSERV Energieservice GmbH, Linz	OOEFG	37.00	OI
ENSERV Energieservice GmbH & Co KG, Linz	OOEFG	37.00	OI
Ferngas Beteiligungs-Aktiengesellschaft, Vienna (FBET)	OEBG	68.23	FC
GWH Gas- und Warenhandelsgesellschaft m.b.H., Vienna	OERDG	50.00	ACE
Oberösterreichische Ferngas AG, Linz (OOEFG)	FBET	50.00	ACE
OMV Cogeneration GmbH, Vienna (COG)	OERDG	100.00	FC
OMV Erdgas GmbH, Vienna (OERDG)	OMV	100.00	FC
OMV Erdgas-Beteiligungsgesellschaft mbH, Vienna (OEBG)	OERDG	100.00	FC
Chemicals			
AMI Agrolinz Melamine International GmbH, Linz (AMG)	OMV	100.00	FC
Chemiepark Linz Betriebsfeuerwehr Gesellschaft m.b.H., Linz	AMG	47.50	OI
GWCL Gemeinnützige Wohnungsgesellschaft m.b.H., Linz	AMG	100.00	OI
POLYFELT Gesellschaft m.b.H., Linz (PFG)	OMV	100.00	FC
Corporate and Other			
Kompetenz- und Informationszentrum für Humanvermögen und interdisziplinäre Arbeits- und Unternehmensforschung GmbH, Klosterneuburg	SNO	24.44	OI
OMV Clearing und Treasury GmbH, Vienna	SNO	100.00	FC
OMV Energiebevorratung GmbH, Vienna	OMV	100.00	NCS
OMV Service Netzwerk GmbH, Vienna (SNO)	OMV	100.00	FC
VA OMV Personalholding GmbH, Linz	SNO	50.00	OI

Non-domestic	Parent company	Equity interest in %	Type of consolidation[1]
Exploration und Production			
OMV AUSTRALIA PTY LTD., Perth (OAUST)	OMV	100.00	FC
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMV	100.00	FC
OMV New Zealand Ltd., Wellington	OMVEP	100.00	FC
OMV OF LIBYA LIMITED, Douglas	OMV	100.00	FC
OMV Petroleum Pty Ltd., Perth	OAUST	100.00	FC
OMV (U.K.) Limited, London	OMV	100.00	FC
Preussag Energie International GmbH, Lingen	OMV	100.00	FC
Repsol Inco AG, Zug	OILP	30.00	OI
Repsol Oil Operations AG, Zug	OILP	30.00	OI
Refining and Marketing including petrochemicals			
Abu Dhabi Petroleum Investments LLC, Abu Dhabi	OMV	25.00	OI
ACORD spol. s.r.o., Bratislava	ATBG	100.00	OI
AVANTI Bulgaria EOOD, Sofia	ATBG	100.00	NCS
AVANTI CZ spol. S.r.o., Prague	ATBG	100.00	
Bayernoil Raffineriegesellschaft mbH, Vohburg	OMVD	45.00	ACE
Borealis A/S, Lyngby	IOB	50.00	ACE
Deutsche Transalpine Oelleitung GmbH, Munich	OMVD	25.00	ACE
DUNATÁR Köolajtermék Tároló és Kereskedelmi Kft., Budapest	OHUN	48.28	OI
INTEROIL d.o.o., Srebrenik	OSLOM	80.00	OI
IOB Holdings A/S, Copenhagen (IOB)	OMV	50.00	ACE
Istrabenz holdinška družba, d.d., Koper (ISTR)	OMV	25.00	OI
OMV Bratislava s.r.o., Bratislava	OSLO	100.00	FC
OMV Bulgarien EOOD Einmanngesellschaft mbH, Sofia (BULG)	OMV	100.00	FC
OMV Ceská republika, s.r.o., Prague (OTCH)	OMV	100.00	FC
OMV Deutschland GmbH, Burghausen (OMVD)	OMV	100.00	FC
OMV Hungária Asványolaj Kft., Budapest (OHUN)	OMV	100.00	FC
OMV ISTRABENZ BiH d.o.o., Sarajevo	OSLOM	100.00	OI
OMV ISTRABENZ d.o.o., Zagreb (ISTRA)	OSLOM	100.00	ACE
OMV ISTRABENZ Holding Plc., Koper (OSLOM)	OMV	50.00	
	ISTR	50.00	ACE
OMV ISTRABENZ trgovina z nafto in naftnimi derivati, d.o.o., Koper	OSLOM	90.00	ACE
OMV Italia S.r.l., Verona	OSLOM	100.00	ACE
OMV – JUGOSLAVIJA d.o.o., Belgrade	OMV	100.00	FC
OMV Slovensko, s.r.o., Bratislava (OSLO)	OMV	100.00	FC
OMV Supply & Trading AG, Zug	OMV	100.00	FC
OMV Trading s.r.o., Bratislava	OSLO	100.00	FC
OMV TRADING SERVICES LIMITED, London	OMV	100.00	NCS
OMV Viva Kereskedelmi és Szolgáltatások Kft., Budapest	OHUN	96.67	NCS
Routex B.V., Amsterdam	OMV	26.67	OI
SC OMV Romania Mineraloel s.r.l., Bucharest	OMV	100.00	FC
Societa Italiana l'Oleodotto Transalpino S.p.A., Trieste	OMV	25.00	ACE
The Rompetrol Group NV, Rotterdam	OMV	25.10	OI
Gas			
ADRIA LNG STUDY COMPANY LIMITED, Valletta	OERDG	28.37	OI
Ferngas Bohemia s.r.o., Budweis	OOEFG	100.00	OI
OMV Cogeneration d.o.o., Belgrade	COG	100.00	NCS
Chemicals			
Agrokémia Békéscsaba Kft., Békéscsaba	ALMAG	100.00	NCS
Agrokémia Dombóvár Kft., Dombóvár	ALMAG	100.00	NCS
Agrokémia Szolnok Kft., Szolnok	ALMAG	99.92	NCS
Agrokémiai Kft., Beled	ALMAG	100.00	NCS
Agrolinz Ceské Budějovice s.r.o., Budweis	AMG	100.00	NCS
Agrolinz Inc., Memphis	AMG	100.00	NCS
Agrolinz Melamine International Asia Pacific Pte. Ltd., Singapore	AMG	100.00	NCS
Agrolinz Melamine International Deutschland GmbH, Lutherstadt Wittenberg	AMG	75.00	FC
Agrolinz Melamine International Italia S.r.l., Castellanza	AMG	100.00	FC
Agrolinz Melamine International Magyarorszag Kft., Budapest (ALMAG)	AMG	100.00	NCS
Agrolinz Melamine International North America Inc., Chicago	AMG	100.00	NCS
Agrolinz Slovakia s.r.o., Chotin	AMG	100.00	NCS
BIDIM Geosynthetics S.A., Bezons (BIDIM)	PFG	100.00	FC
Commodity Trading International Ltd., Hamilton, Bermuda	PFG	50.00	OI
Polyfelt Asia Sdn. Bhd., Kuala Lumpur/Shah Alam (PFMAL)	PFG	100.00	FC
POLYFELT Deutschland GmbH, Dietzenbach	PFG	100.00	NCS
Polyfelt Geosynthetics Brasil Ltd. i.L., Sao Paolo	PFG	94.24	
	PFE	5.76	NCS
Polyfelt Geosynthetics Iberia S.L., Madrid (PFE)	PFG	95.00	
	BIDIM	5.00	NCS
Polyfelt Geosynthetics Italia S.r.l., Lazzate	PFG	100.00	NCS
Polyfelt Geosynthetics Pte. Ltd., Singapore	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Schweiz) AG, Zurich	PFG	100.00	NCS
Polyfelt Geosynthetics Sdn. Bhd., Kuala Lumpur/Shah Alam	PFMAL	100.00	NCS
Polyfelt Geosynthetics (Thailand) Ltd., Bangkok	PFMAL	48.83	OI
Polyfelt Geosynthetics (UK) Ltd., Telford	PFG	100.00	NCS
Polyfelt Tschechien s.r.o., Prague	PFG	80.00	
	BIDIM	20.00	NCS

Auditors' opinion.

Non-domestic	Parent company	Equity interest in %	Type of consolidation[1]
Corporate and Other			
Amical Insurance Limited, Douglas (AMIC)	OMV	100.00	FC
Diramic Insurance Limited, Gibraltar	AMIC	100.00	FC

[1] Type of consolidation:
FC Full consolidation
ACE Associated companies consolidated under the equity method
ACE① Despite a majority stockholding the rights of OMV Aktiengesellschaft are subject to considerable and lasting limitations due to syndicate agreements which prevent OMV from exercising control (section 249 paragraph 1.1 of the ACC)
NC Non-consolidated subsidiaries
S *Because of immateriality in terms of providing a true and fair view of the asset position, financial position and profit position of the Group not* consolidated (section 249 paragraph 2 of the ACC)
OI Other investments at acquisition costs – not consolidated
Because of immateriality in terms of providing a true and fair view of the asset, financial and profit position of the Group not equity consolidation (section 263 paragraph 2 of the ACC)
The companies not fully consolidated mainly operate at a low level or are marketing companies, whereby the aggregate sales, net income and net assets of these companies are below 2% of the Group totals.

Vienna, March 5, 2004 The Executive Board

Auditors' report:

We have audited the Group financial statements of OMV Aktiengesellschaft, as of December 31, 2003, which were prepared in accordance with Austrian generally accepted accounting principles and the supplementary provisions of the articles of association. Our audit also included the bookkeeping of the company. These Group financial statements are the responsibility of the Group's legal representatives. Our responsibility is to express an opinion on these Group financial statements based on our audit.

We conducted our audit in accordance with legal requirements and generally accepted standards on auditing applicable in Austria. These standards require us to plan and perform the audit to obtain reasonable assurance of whether the Group financial statements are free of material misstatements. The audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the Group financial statements. The audit also includes an assessment of the accounting principles used and significant estimates made by the Group's legal representatives, as well as an evaluation of the overall Group financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion. Based on the results of our audit, we hereby award the Group financial statements as of December 31, 2003 and the Directors' report for 2003 of OMV Aktiengesellschaft, Vienna as shown on pages 22 to 23 and 38 to 81 the following unqualified

Opinion:

After due examination, we certify that the consolidated financial statements comply with the legal regulations. The Group financial statements give a true and fair view of the Group's assets, liabilities, financial position and profitability, and are in accordance with generally accepted accounting principles in Austria. The Directors' report corresponds with the financial statements.

Vienna, March 5, 2004

Deloitte Touche Tohmatsu
WirtschaftsprüfungsgmbH

Michael Schober **Manfred Geritzer**

Certified public accountants

Deloitte.

US GAAP. Auditors' report

We have audited the reconciliation statements of consolidated net income for the years ended December 31, 2003 and 2002 and stockholders' equity as of December 31, 2003 and 2002, set out on pages 83 and 84 of the notes to the Group's annual financial statements. These statements reconcile consolidated net income for the year and stockholders' equity as determined in accordance with generally accepted accounting principles in Austria (Austrian GAAP) and as reported in the audited consolidated accounts of the OMV Group, to net income for the year and stockholders' equity as determined in conformity with accounting principles generally accepted in the United States (US GAAP) and the accounting policies set out in Notes 32 to 43.

We have also audited the supplementary US GAAP disclosures presented in Notes 44 to 51 which provide the information, additional to that disclosed in the audited Austrian consolidated accounts, that is required by US GAAP. These supplementary US GAAP disclosures should be read in conjunction with the audited consolidated financial statements prepared in accordance with Austrian GAAP.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of the financial statements and the related reconciliation statements on pages 83 and 84 and the supplementary disclosures set out in Notes 32 to 51. In particular, the directors should select suitable accounting policies and apply them consistently and make judgments and estimates that are reasonable and prudent. The directors are also responsible for ensuring that the company keeps proper accounting records and for safeguarding the assets of the company.

It is our responsibility as auditors to form an independent opinion, based on our audit, on the reconciliation statements set out on pages 83 and 84 and the supplementary US GAAP disclosures set out in Notes 32 to 51.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on pages 83 and 84 and in Notes 32 to 51. An audit also includes assessing the accounting principles applied and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the reconciliation statements present fairly, in all material respects, the reconciliations of stockholders' equity as of December 31, 2003 and 2002 and consolidated net income for the years then ended, as shown in the audited consolidated financial statements and determined in accordance with Austrian GAAP, to stockholders' equity and net income as determined in accordance with US GAAP.

Further, in our opinion, the supplementary disclosures set out in Notes 44 to 51 in respect of the years ended December 31, 2003 and 2002 present fairly such information, additional to that disclosed in the audited consolidated financial statements of the OMV Group set out on pages 50 to 81 and determined in accordance with Austrian GAAP, required by US GAAP.

Vienna, March 5, 2004

Deloitte Touche Tohmatsu
WirtschaftsprüfungsgmbH

Michael Schober **Manfred Geritzer**

Certified public accountants

Deloitte.

US GAAP. Reconciliation of net income and stockholders' equity

Net income EUR 1,000	2003	2002	Note
Net income according to ACC	393,053	22,185	
Income attributable to minority interests	(945)	(3,643)	
Net income after minority interests	**392,108**	**318,542**	
Depreciation and amortization of fixed assets (other than E & P assets)	(22,963)	(35,235)	32
Depreciation of fixed assets in E & P	28,590	1,161	33
Sale and leaseback transactions	—	1,074	34
Own shares – reversal of valuation	(559)	234	40
Stock option plans	(532)	—	41
Purchase of associates	2,738	2,260	35
Severance payments, pensions and jubilee payments	(44,901)	31,876	36, 45
Restructuring programs	(52,104)	22,930	37
Other provisions	(16,340)	(140)	38
Foreign currency translation and transactions	33,462	(897)	39
Securities	(322)	4,811	40
Derivative instruments	(1,054)	(30,962)	42
Difference from change in accounting principles	2,341	(10,699)	48
Deferred taxes	51,502	(3,511)	43, 46
Net income according to US GAAP	**371,966**	**301,444**	
Calculation of other comprehensive income (net of tax):			44
Foreign currency translation adjustments	(42,673)	(38,757)	
Minimum pension obligation adjustment	21,258	(43,700)	36, 45
Unrealized gains on securities	10,715	9,680	47
less reclassification adjustments	779	1,458	
Other comprehensive income	**(9,921)**	**(71,319)**	
Comprehensive income	**362,045**	**230,125**	

Stockholders' equity EUR 1,000	2003	2002	
Stockholders' equity according to ACC	2,685,336	2,411,195	
Minority interests	(26,144)	(26,628)	
Stockholders' equity after minority interests	**2,659,192**	**2,384,567**	
Depreciation of fixed assets (other than E & P assets)	98,898	121,939	32
Fixed assets in E & P: Scheduled depreciation	116,348	93,874	33
Impairment	(95,487)	(115,000)	
Gross up	71,071	85,554	
Own shares	(12,171)	(12,181)	40
Stock option plans	(532)	—	41
Sale and leaseback transactions	—	—	34
Purchase of associates	(7,938)	(10,703)	35
Severance payments, pensions and jubilee payments	(177,253)	(164,701)	36, 45
Restructuring programs	22,620	74,724	37
Other provisions	43,905	60,018	38
Foreign currency translation and transactions	11,817	1,082	39
Securities	55,770	38,677	40
Derivative instruments	(13,178)	(12,124)	42
Difference from change in accounting principles	(7,579)	(9,920)	48
Deferred taxes	(42,123)	(81,017)	43, 46
Stockholders' equity according to US GAAP	**2,723,360**	**2,454,789**	

Reconciliation of movements in stockholders' equity	2003
Stockholders' equity as of January 1, 2003 EUR 1,000	**2,454,789**
Net income according to US GAAP	371,966
Dividends	(94,043)
Accumulated movement in other comprehensive income (net of tax – see Note 44)	(9,921)
Increase resulting from disposal of own shares	569
Stockholders' equity as of December 31, 2003	**2,723,360**

Earnings per share (EPS)	Income 2003 EUR 1,000	Number of shares 2003	EPS 2003 EUR	EPS 2002 EUR
Basic EPS according to ACC	392,108	26,863,363	14.60	11.85
Diluted EPS according to ACC	392,108	26,866,035	14.60	11.85
Net income according to US GAAP	371,966			
Basic EPS according to US GAAP	357,971	26,863,363	13.33	11.21
Diluted EPS according to US GAAP	357,971	26,866,035	13.32	11.21

Options to purchase 25,200 common shares under the stock option plans at EUR 103.92 per share and 62,205 common shares under the plans at EUR 104.04 per share (2002: 42,000 common shares under the plans at EUR 103.92 per share and 35,760 common shares under the plans at EUR 100.90 per share) were in circulation and were not included in the calculation of diluted EPS.

Notes to the reconciliation

32 Depreciation and amortization of fixed assets (other than E & P assets)

In the mid-1990s the depreciation lives of certain processing units, which had been set up according to a conservative approach, were prolonged on the basis of expert technical opinions. This extension of service lives has been accounted for prospectively under ACC; i.e. the net book value of the assets concerned is depreciated over the new estimated remaining life. By contrast, under US GAAP the change in useful economic lives has been accounted for retrospectively.

Under Statement of Financial Accounting Standards (SFAS) 142 goodwill is no longer amortized but is tested for impairment annually or whenever indications of impairment emerge. Likewise, goodwill related to investments valued at equity is no longer amortized. Here, the impairment test prescribed by APB Opinion 18, "The Equity Method of Accounting for Investments in Common Stock", is retained. This has had a positive impact on income in 2003 due to the reversal of EUR 6,610 thousand in goodwill amortization recognized under ACC (2002: EUR 5,409 thousand).

Under SFAS 142 intangible assets with indefinite useful lives are not amortized, and instead are measured at the lower of acquisition cost or market, and are subjected to impairment tests at least annually. All other capitalized intangible assets continue to be amortized over their useful economic lives.

33 Depreciation of fixed assets in E & P

The accounting treatment under ACC is disclosed in Note 2 a. Except as noted below, the approach taken is consistent with US GAAP.

Under US GAAP, all capitalized exploration and development costs, and support equipment are depreciated on a unit-of-production basis, based on proved developed reserves except that capitalized acquisition costs are depreciated based on total proved reserves. At year end an impairment test is performed on a field-by-field basis, by comparing estimated undiscounted future net revenues before taxes (based on management's best estimate of future costs and prices) with the net book value of the oil and gas assets. Where this indicates a decrease in value, the writedown is calculated as the difference between projected discounted future net cash flow before taxes and the net book value of oil and gas assets.

US GAAP requires a deferred tax liability to be recognized as the difference between the fair value of oil and gas properties acquired and their corresponding tax basis. Since goodwill is generally not recognized upon the acquisition of oil and gas properties this results in an increase in the purchase price attributed to oil and gas properties. ACC does not require a procedure of this sort.

34 Sale and leaseback transactions

In 1988 OMV Deutschland GmbH entered into sale and leaseback transactions in respect of tank farms. Under ACC the gains on these transactions were recognized when the agreements were signed, and subsequent lease payments were charged to the income statement as incurred. As these agreements represent financing transactions under US GAAP, gains on disposals have been eliminated from the proceeds. In 1998 the repurchase option for the last outstanding agreement was exercised. At the balance sheet date no sale and leaseback agreement was in force.

35 Purchase of associates

Under ACC acquisitions of companies and investments therein are recognized at the time of the transfer of control, whereas under US GAAP recognition is at the effective date of closure of the transaction. When OMV acquired its interest in Borealis A/S the gap between the date of the acquisition and initial consolidation resulted in differences in asset valuations according to the accounting basis. The difference is being amortized over the useful economic life of the assets which is 15 years. As a result of the application of SFAS 142 this item also reflects the positive effect of the reversal of goodwill amortization of EUR 1,281 thousand relating to further associates valued at equity (see Note 32).

36 Severance payments, pensions and jubilee payments

Under ACC the Group provides for pension obligations, severance and jubilee payments according to actuarial principles, using the standard entry age method. Actuarial gains and losses are recognized in full as they arise.

Under US GAAP such provisions are calculated according to the projected unit credit method. Actuarial gains and losses that fall within a corridor defined as 10% of the greater of the projected benefit obligations and the market value of plan assets at the beginning of the year are not recognized. The excess actuarial gains and losses that fall outside this corridor are amortized over the average remaining service period of active employees participating in the plan. US GAAP also requires an additional minimum pension obligation to be recorded if the accumulated benefit obligation exceeds the fair value of plan assets plus the existing accrued liability. If an additional obligation required to be recognized exceeds unrecognized prior service entitlement the excess is recorded in other comprehensive income net of taxes. Under ACC the interest element of the pension charge is carried under the pension provisions whereas under US GAAP it would be reported under operating expenses.

37 Restructuring programs

Under ACC the Group forms provisions for voluntary modifications to employees' remuneration agreements, and voluntary or involuntary separations if it is probable that these will give rise to expenses and the amounts can be reasonably estimated. Under US GAAP voluntary modifications to employees' remuneration arrangements are recorded if the employees concerned have accepted the Company's offer at the balance sheet date. Provisions for discretionary severance payments in respect of involuntary separations are recorded if a detailed plan, which has been approved by management, is communicated to the employees prior to balance sheet date.

38 Other provisions

OMV has been applying SFAS 143, "Accounting for Asset Retirement Obligations", since January 1, 2003. Until 2002 the cost of asset retirement had been accrued over the productive lifetime of the assets, allocating the expected costs according to the unit-of-production method for upstream activities, whilst for other activities provisions had been accrued on a straight line basis over the useful economic lives. Under ACC the cost of future decommissioning and restoration is accrued on a straight-line basis and reported under a separate liability item.

SFAS 143 requires full provision to be recognized when the obligation is incurred by recording the future restoration expenses as a liability at fair value. The fair value of the retirement obligation is also capitalized as part of the book value of the long-lived asset. The calculation of the obligation is principally based on anticipated fair values rather than best estimates, which were previously widely used.

The capitalized asset is depreciated by use of the unit-of-production method or on a straight line basis, and the obligation is accreted at each balance sheet date until asset retirement. Upon adoption the provisions as well as the corresponding fixed assets must be recalculated retroactively but with assumptions (interest rates, reserves, economic lifetimes and expected costs) as at period end 2002. The effect is recorded as a cumulative effect of a change in accounting principle.

This retroactive restatement method increased the provision by EUR 18.37 million as of January 1, 2003, as compared with the ACC provision; the amortized asset value as of January 1, 2003 was EUR 36.50 million. This resulted in a one-time restatement gain of EUR 18.13 million, or EUR 13.99 million after taxes.

In the reconciliation statement the changes in asset carrying value are reported under fixed assets, and those in the provisions under other provisions.

In the event of subsequent changes in estimated restoration costs only the effect of the change in fair value is measured in the period concerned. If the value increases it is depreciated over the remaining useful life of the asset, and if it decreases it is deducted from capitalized asset value. During the period under review there was a significant increase in decommissioning and restoration costs – mainly as a result of the introduction of stricter statutory regulations governing E & P activities in Austria. The total impact on income under US GAAP was EUR 24.97 million more than under ACC, or EUR 18.04 million more after taxes.

EUR 1,000	First-time implementation Jan. 1, 2003	Acquisitions (no effect on income)	Changes current period (effect on income)	Total as of Dec. 31, 2003
1. Capitalized asset retirement cost				
Additions:				
New obligations	36,497	27,770	14,013	78,820
Revisions in estimates	—	—	17,374	17,374
Depreciation current period	—	—	(15,200)	(15,200)
Disposals	—	—	(10,904)	(10,904)
Total	**36,497**	**27,770**	**5,283**	**69,550**
2. Provision for asset retirement and restoration cost				
New provisions	234,495	58,586	1,681	294,762
Revisions	—	—	19,574	19,574
Unwinding effect	—	—	8,560	8,560
Settlements	—	—	(9,813)	(9,813)
Total	**234,495**	**58,586**	**20,002**	**313,083**
3. Accrued decommissioning and environmental cost (under ACC)	216,130 [1]	48,265	21,558	285,953 [1]
4. Balance provision (US GAAP) and accrued decommissioning cost (ACC item 2 less item 3)	18,365	10,321	(1,556)	27,130
US GAAP reconciliation (item 1 less item 4)	**18,132**	**17,449** [2]	**6,839**	**42,420**

[1] ACC amounts reduced by adjustments of EUR 12,093 thousand as of January 1, and EUR 12,726 thousand as of December 31, respectively.
[2] This amount is offset by a reduction of assets (Tunisia) in the same amount.

OMV also has an obligation to maintain strategic crude oil and petroleum product reserves in Austria, the size of which is based on the volumes imported in the past. Under ACC, OMV provides for the resultant future storage costs as of the balance sheet date. Under US GAAP these storage costs do not qualify as a loss contingency and therefore are not recorded as liabilities at balance sheet date.

39 Foreign currency translation and transactions

Under ACC, individual capitalized monetary items denominated in foreign currencies are translated into the reporting currency using the higher of the transaction rate or the period end closing rate, in the case of liabilities, and the lower of the two in the case of assets. As a result unrealized exchange gains are not recognized.

Under US GAAP, monetary assets and liabilities are recorded at period end rates, and any resulting unrealized gain or loss is recognized in the income statement. The USD bond issue during the year under review is recorded at the buying rate in the ACC statements. Valuation at the rate ruling at period end results in unrealized exchange gains of EUR 23,440 thousand, which are recognized in the US GAAP accounts.

40 Securities

Debt and equity securities are accounted for at the lower of cost or market in the ACC consolidated financial statements. The investment in the Hungarian oil and gas company MOL (a 9.09% interest) is recorded at cost. Under US GAAP these securities are classified as available-for-sale. Temporary decreases and all increases in fair value are excluded from income and carried under stockholders' equity. Other than temporary impairments are recognized in the income statement.

The credit-linked-notes are held-to-maturity securities which are stated at amortized cost subject to other temporary impairment.

During 2003 OMV acquired two first-to-default-credit-linked-notes, for EUR 5 million each and one credit-linked-note for EUR 25 million. Under the terms of these notes OMV guarantees the value of the investments underlying the notes issued by the counterparties. The term of the guarantee started in August and September 2003, and terminates on May 28, 2004 and September 6, 2004 for the first-to-default-credit-linked-notes and on March 20, 2004 for the credit-linked-note. In the event of a credit event, which arises where the value of the investments underlying the notes decreases due to a bankruptcy or inability of the entity to fulfill its payment obligations, OMV incurs a loss equal to the nominal value of the underlying security. Accordingly, OMV's maximum exposure is EUR 35 million; however, this loss may be offset if the investments underlying the notes, which OMV receives in the event of a credit default, have value.

The current carrying amount of the liability from this exposure would be EUR 177 thousand (the initial amount of the liability would have been EUR 307 thousand).

Own shares

Under ACC own shares purchased are recorded under securities and investments at the lower of cost and market value. Any impairments are recognized in the income statement. Under US GAAP own shares are recorded as a deduction from stockholders' equity. Impairments of own shares are not charged to income.

41 Stock option plan

The stock option plans are largely accounted for at fair value in the ACC statements. Own shares acquired in connection with the stock option plans are not netted against stockholders' equity (see Note 40), and are stated at the lower of cost or market. As they are repurchased shortly before implementation of the stock option plans, any increase in the fair value of the plans is offset by the rise in that of the own shares. A provision for compensation expense is only formed if the fair value of the plans is not covered by the increase in the value of own shares. Compensation expense arising from the exercise of options is reported under personnel expenses. The related gains from the sale of own shares represent financial income.

This treatment is not in accordance with US GAAP. For US GAAP purposes the presentation of stock option plans is based on APB Opinion 25, "Accounting for stock issued to Employees". Under APB Opinion 25, compensation cost is equal to the difference between the market price of the shares and the exercise price on the measurement date (the date upon which both the number of shares the employee is entitled to receive and the option price is known). Because the options may be net settled the measurement date corresponds to the exercise date. Furthermore, since exercise of the options is dependent upon achieving a target share price no compensation expense is recognised until the first date on which the options can be exercised.

The share price was either roughly equal to or below the exercise price at the award dates in 2000, 2001 and 2002 and the subsequent balance sheet dates up to 2002, thus no compensation expense was recognized prior to December 31, 2002.

Due to the sharp increase in the share price in 2003, particularly in the second half, there was a marked change in the situation, and most of the options granted under the 2000 plan and almost half of those awarded under the 2001 plan have already been exercised. Applying APB Opinion 25, total compensation expense amounts to EUR 2,156 thousand. No compensation expense has been recognized to date in respect of the 2002 and 2003 stock option plans. The impact on net income by comparison with ACC is that of an additional compensation expense of EUR 532 thousand or EUR 351 thousand after taxes.

If the compensation expense arising from the stock option plans had been determined at the time of plan implementation, the commitments made under the plans and the Company's earnings per share would have been reduced or increased to the pro forma amounts set out below, in accordance with the method required by SFAS 123, "Accounting for Stock-Based-Compensation".

		2003	2002[1]
Basis of EPS according to US GAAP in EUR 1,000	reported	357,971	301,444
	pro forma	358,614	300,667
Basic EPS in EUR	reported	13.33	11.21
	pro forma	13.35	11.18
Diluted EPS in EUR	reported	13.32	11.21
	pro forma	13.35	11.18

[1] 2002 figures adjusted to US GAAP

42 Derivative instruments

Under ACC, provision is made for unrealized losses on derivative transactions not qualifying for hedge accounting. Unrealized gains are not recognized.

The OMV Group adopted SFAS 133 on January 1, 2001. For the purposes of identifying embedded derivatives only contracts entered into or modified after January 1, 1999 were considered.

SFAS 133 requires measurement of all derivatives and embedded derivatives at fair value and establishes detailed rules for hedge accounting. OMV Group has no plans at present to adopt hedge accounting under this standard. Accordingly, all derivatives were marked to market through income, and this resulted in a negative adjustment of EUR 1,054 thousand (2002: a negative adjustment EUR 30,962 thousand).

Book value EUR 1,000	2003	2002
Derivative Instruments as of December 31 – carrying amount under ACC	7,306	7,883
Reconciliation	(13,178)	(12,124)
Fair value equals carrying value as of December 31	**(5,872)**	**(4,241)**

43 Deferred taxes

The reconciliation of net income and stockholders' equity in respect of deferred taxes relates solely to the tax effects of the other US GAAP adjustments.

The deferred taxes relating to the corresponding balance sheet items (see Notes 8 and 46) are shown both for ACC and for US GAAP without netting-off of deferred tax assets and liabilities. In the balance sheet deferred tax assets and liabilities are netted off, in accordance with ACC. Under US GAAP netting is only permissible in respect of taxable items within the same tax jurisdiction and where the timing corresponds.

Supplementary US GAAP disclosures

44 Other comprehensive income

The following table sets out the disclosures, required under US GAAP, not included in the net income reconciliation:

EUR 1,000			2003			2002
	Gross	Taxes	Net	Gross	Taxes	Net
Foreign currency translation adjustments	(42,673)	—	(42,673)	(38,757)	—	(38,757)
Minimum pension liability adjustment	32,349	(11,091)	21,258	(66,369)	22,669	(43,700)
Unrecognized gains (losses) on securities	16,234	(5,519)	10,715	14,665	(4,985)	9,680
less reclassification adjustments	1,181	(402)	779	2,210	(752)	1,458
Other comprehensive income	**7,091**	**(17,012)**	**(9,921)**	**(88,251)**	**16,932**	**(71,319)**

The breakdown of accumulated other comprehensive income, net of tax, is as follows:

EUR 1,000	Dec. 31, 2003	Changes in 2003	Dec. 31, 2003	Changes in 2002	Jan. 1, 2002
Foreign currency translation adjustments	(61,141)	(42,673)	(18,468)	(38,757)	20,289
Minimum pension liability adjustment	(102,506)	21,258	(123,764)	(43,700)	(80,064)
Unrecognized gains (losses) on securities	29,747	11,494	18,253	11,138	7,115
Accumulated other comprehensive income	**(133,900)**	**(9,921)**	**(123,979)**	**(71,319)**	**(52,660)**

45 **Severance payments, pensions and jubilee payments**

Severance payments

Employees of Austrian companies are entitled to receive severance payments upon termination of their employment or reaching normal retirement age. The entitlements depend on years of service and final compensation levels. Although these obligations are partly funded for tax reasons, the debt instruments and fund shares do not qualify as plan assets under US GAAP. Agrolinz Melamine International Italia S.r.l. operates defined contribution plans for severance payments. The payments are due upon termination of employment.

Pensions

There are defined benefit plans for 22% of the workforce and defined contribution plans for 47%. The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years. Although the Group has purchased securities to fund part of the obligations under the defined benefit plans, these assets do not qualify as plan assets under US GAAP. These pension plans are non-contributory. In the case of the defined contribution plans the reported expense corresponds to the contributions payable for the period.

Jubilee payments

In certain industries in Austria and Germany employees are entitled to jubilee payments after completion of a given number of years of service. These plans are non-contributory and unfunded.

The measurement date used for the actuarial calculations is December 31.

The following table shows the status of the **main defined benefit plans**:

	Pensions		**Severance, jubilee payments and special termination benefits**	
Plan EUR 1,000	2003	2002	2003	2002
Projected benefit obligation as of January 1	1,091,459	1,076,384	333,420	349,886
Translation differences	—	—	12	(10)
Service cost	7,167	8,012	7,232	5,246
Interest cost	50,941	51,516	14,781	15,247
Cost of special termination benefits	—	—	66,016	1,741
Benefits paid	(62,310)	(58,900)	(50,960)	(42,194)
Actuarial (gain) loss for the period	(18,913)	14,447	2,992	3,504
Projected benefit obligation at year end	**1,068,344**	**1,091,459**	**373,493**	**333,420**
Change in plan assets:				
Plan assets as of January 1	280,207	288,757	—	—
Return on plan assets	36,730	(17,633)	—	—
Benefits paid	(12,633)	(9,462)	—	—
Employer's contributions	2,483	18,545	—	—
Plan assets at year end	**306,787**	**280,207**	**—**	**—**
Status of financing	761,557	811,252	373,493	333,420
Unrecognized gain from plan amendments	—	—	—	—
Unrecognized transition obligation	—	—	—	—
Unrecognized actuarial gain (loss) on PBO [1]	(135,360)	(134,342)	16,234	24,925
Unrecognized actuarial gain (loss) on plan assets	(64,161)	(96,687)	—	—
Provision according to US GAAP before AML [2]	**562,036**	**580,223**	**389,727**	**358,355**
Additional minimum pension liability	155,330	187,625	—	54
Provision according to US GAAP after AML [2]	**717,366**	**767,848**	**389,727**	**358,409**

[1] projected benefit obligation
[2] additional minimum liability

The status of the **projected obligation** at balance sheet date was as follows:

	Pensions		Severance, jubilee payments and special termination benefits	
Plan EUR 1,000	2003	2002	2003	2002
Accumulated benefit obligation	**1,018,777**	**1,044,713**	**327,280**	**282,058**
Future salary increases	49,567	46,746	46,213	51,372
Projected benefit obligation	**1,068,344**	**1,091,459**	**373,493**	**333,430**

The projected benefit obligation includes special termination benefits of EUR 214,344 thousand (2002: EUR 165,243 thousand).

Periodic **pension cost**, and **cost of severance payments** and **jubilee payments** under US GAAP:

	Pensions		Severance, jubilee payments and special termination benefits	
Plan EUR 1,000	2003	2002	2003	2002
Service cost	7,167	8,012	7,232	5,246
Interest cost	50,941	51,516	14,781	15,247
Expected return on plan assets	(26,383)	(25,879)	—	—
Amortization of unrecognized actuarial (gains) losses	2,246	1,292	(5,699)	(5,033)
Cost of one-time settlements and special termination benefits	—	—	66,016	1,741
Net pension expense	**33,971**	**34,941**	**82,330**	**17,201**
Defined contribution plans	7,426	9,578	—	—
Total net periodic pension expense	**41,397**	**44,519**	**82,330**	**17,201**

The "Cost of one-time settlements and special termination benefits" item chiefly relates to the voluntary personnel reduction plans operated by OMV Aktiengesellschaft and OMV Erdgas GmbH.

The average remaining lifespan of OMV Aktiengesellschaft employees with accrued pension entitlements is projected at 13 years (32% of total projected entitlements in the Group). The remaining lifespan of entitlements to pensions under the OMV Deutschland GmbH plan (representing 10% of total projected entitlements in the Group) averages 15 years. Average projected remaining life spans or service of between 3 and 28 years are applied to *all* other plans.

Assumptions made in calculating projected benefit obligations as of December 31:

	Pension plans		Severance and jubilee payments	
	2003	2002	2003	2002
Discount rate	4.80%	4.80%	4.80%	4.80%
Salary increases	3.85%	3.85%	3.85%	3.85%
Rate of inflation	1.80%	1.80%		

Assumptions made in calculating pension expense as of December 31:

	Pension plans		Severance and jubilee payments	
	2003	2002	2003	2002
Discount rate	4.80%	4.80%	4.80%	4.80%
Long-term return on plan assets	7.00%	7.00%	—	—
Salary increases	3.85%	3.85%	3.85%	3.85%

The APK-Pensionskasse AG aims to reach a net return on plan assets of 6.5%. Computations in the asset allocation and risk group VRG VI are effected by applying a return on plan assets of 6.5%. In contrast to VRG VI there is an indexation of pension entitlements in VRG IV. The return on plan assets used in VRG IV is 4.5%.

Investment of plan assets as of December 31	2003		2002	
	VRG IV	VRG VI	VRG IV	VRG VI
Equity securities	34.7%	31.8%	35.2%	29.1%
Debt securities	65.2%	68.1%	64.8%	70.9%
Land and buildings	0%	0%	0%	0%
Other	0.1%	0.1%	0%	0%
Total	**100%**	**100%**	**100%**	**100%**

Target allocation of plan assets	VRG IV	VRG VI
Equity securities	35%	30%
Debt securities	65%	70%
Land and buildings	0%	0%
Other	0%	0%
Total	**100%**	**100%**

Investment policies are aimed at an optimum portfolio structure and funding of existing entitlements at all times. The investment of plan assets is governed by section 25 Pension Fund Act and the Investment Fund Act. In addition, the investment guidelines of APK-Pensionskasse AG regulate the breadth of asset allocation, the use of umbrella funds and the selection of fund managers. Any use of new instruments or widening of the range of funds employed requires the approval of the APK-Pensionskasse AG management board. As regards both the equity and debt securities, diversification is global, though most of the debt securities are denominated in euro.

Contributions of EUR 3.5 million to the pension fund for defined benefit plans are planned for 2004.

Projected payments to beneficiaries of **defined benefit plans** as follows for the period 2004 to 2013:

Pensions EUR 1,000	
2004	54,733
2005	54,824
2006	54,966
2007	55,351
2008	55,322
2009–2013	264,381

46 Taxes on income

Deferred tax assets after reconciliation with US GAAP comprise:

EUR 1,000	2003	[thereof short-term]	2002	[thereof short-term]
Intangible fixed assets	9,450	[—]	92	[—]
Tangible fixed assets	9,361	[—]	5,337	[—]
Financial assets	10,343	[—]	35,639	[—]
Deferred PRT asset	26,414	[—]	24,695	[—]
Inventories	41,802	[39,140]	49,035	[45,485]
Accounts receivable and other assets	2,419	[2,419]	1,371	[1,371]
Untaxed reserves	14,373	[—]	—	[—]
Provisions for pensions and severance payments	126,036	[212]	110,207	[—]
Other provisions	90,226	[6,371]	42,492	[4,924]
Liabilities	656	[34]	415	[1]
Other deferred taxes	16,534	[254]	18,573	[157]
Tax-loss carry forward	123,490	[3,207]	81,132	[431]
Total (before valuation allowance)	**471,103**	**[51,637]**	**368,988**	**[52,369]**

Deferred tax liabilities after reconciliation with US GAAP comprise:

EUR 1,000	2003	[thereof short-term]	2002	[thereof short-term]
Intangible fixed assets	3,375	[—]	503	[—]
Tangible fixed assets	310,432	[—]	193,198	[—]
Financial assets	39,191	[18,961]	28,211	[13,150]
Corporation tax on deferred PRT assets	10,244	[—]	9,437	[—]
Inventories	3	[—]	—	[—]
Accounts receivable and other assets	5,911	[5,911]	3,230	[3,230]
Untaxed reserves	23,702	[—]	23,717	[—]
Reversal of other provisions	—	[—]	—	[—]
Liabilities	8,008	[178]	—	[—]
Other	53,696	[1,846]	25,394	[533]
Total	**454,562**	**[26,896]**	**283,690**	**[16,913]**

As of December 31, 2003 and 2002, there was no difference between the valuation allowances under US GAAP and ACC.

The reconciliation of the effective income tax rate on an ACC basis with US GAAP is as follows:

	2003	2002
Effective income tax rate under ACC (see Note 20)	**34.1 %**	**32.0%**
Tax effect of US GAAP adjustments	(5.2)%	1.7%
Effective income tax rate under US GAAP	**28.9 %**	**33.7%**

47 Securities

Under ACC other investments are reported under financial assets, and securities and equity interests under financial assets or current assets.

The Group classified none of its securities as trading securities. Under US GAAP available-for-sale securities are reported at fair market value, and gains and losses from changes in market value are excluded from income until realized, but are accounted for as an adjustment to stockholders' equity.

The book value, unrealized gains and losses, and the fair market value by class of available-for-sale security are as follows:

EUR 1,000					December 31, 2003
	Book value as presented in the consolidated statements	Reversal of impairment and amortization of premium	Unrealized gains	Unrealized losses	Fair value
Other investments	183,614	—	53,108	—	236,722
Mutual funds	120,016	10,527	2,287	(10,529)	122,301
Austrian government bonds	14,534	—	375	—	14,909
Corporate bonds	7	—	—	—	7
Foreign bonds	15,414	604	—	(604)	15,414
Total	**333,585**	**11,131**	**55,770**	**(11,133)**	**389,353**

EUR 1,000					December 31, 2002
Other investments	183,614	—	34,807	—	218,421
Mutual funds	131,774	10,767	3,260	(10,740)	135,061
Austrian government bonds	21,590	51	581	(51)	22,171
Corporate bonds	2,447	—	—	—	2,447
Foreign bonds	18,863	177	—	(177)	18,863
Total	**358,288**	**10,995**	**38,648**	**(10,968)**	**396,963**

The maturities of available-for-sale securities (excluding equity securities and mutual funds) as of December 31, 2003 were as follows:

EUR 1,000	2003	
	Book value	Fair value
Between 1 and 5 years	30,323	29,948

Held-to-maturity securities are valued at amortized cost. Fluctuations in fair value are normally unrecognized (unrealized gains and losses are not included in income). The credit-linked-notes are classified as held-to-maturity assets. The acquisition cost of the securities held as current assets was EUR 35,000 thousand, the book value EUR 31,000 thousand and the fair value EUR 31,000 thousand.

The mutual fund securities have an average maturity of approximately 4.5 years.

The proceeds from the sale of available-for-sale securities in 2003 were EUR 34,910 thousand (2002: EUR 32,740 thousand). Under US GAAP there was a recognized pretax loss of EUR 1,540 thousand (2002: EUR 2,210 thousand). Realized gains before tax under US GAAP were EUR 918 thousand (2002: 0). Gains or losses on disposal were calculated according to the average cost method.

48 Changes in valuation

Due to the change in the treatment of the cost of comprehensive upgrading of large-scale plants made in 1999 (change from the provision to the component depreciation method – see Note 2 a), under US GAAP a cumulative catchup adjustment was made for the capitalization of plant turnarounds which had already taken place by the time of the changeover; this was not permissible under ACC. The resultant increased depreciation as compared to ACC amounted to EUR 186 thousand in 2003 (2002: EUR 592 thousand). No further depreciation for this reason is anticipated for the coming year.

The ACC accounting rules for slow moving materials and supplies have been changed (see Note 6). The writeups resulting from the restatement of accounts to reflect the change in ACC valuation methods are not permissible under US GAAP. In 2003 the prospective approach required by US GAAP resulted in the reversal of EUR 7,580 thousand in revaluations; this will be offset by future inventory turnover.

49 Differences in allocations of items in the statement of income and in the statement of cash flows

The payments made to transfer the provision for retirement pensions to APK-Pensionskasse AG, an external pension fund, were reported in the consolidated statement of cash flows as net cash provided by financing activities. US GAAP would require these cash flows to be reported as "Net cash provided by operating activities". In the ACC financial statements the interest component of the pension provisions is reported as interest expense (see Note 19), while under US GAAP it would be necessary to report it under operating expenses.

In comprehensive US GAAP financial statements the effects of accounting changes would be disclosed as a separate item, immediately ahead of net income. The actual effects of the adoption of SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets" are discussed in Notes 32 and 35 to the reconciliation. The definition of extraordinary income and expenses is considerably broader under ACC than under US GAAP. The latter two issues did not necessitate different classifications in 2003 or 2002.

50 Disclosures related to material business combinations

As disclosed in Note 4 OMV completed two significant acquisitions in the year ended December 31, 2003. On June 23, 2003 OMV completed the acquisition of the international uprstream acitivites of Preussag Energie International GmbH and on June 30, 2003 OMV completed its acquisition of shares and assets from Deutsche BP AG in the R & M segment.

International upstream activities of Preussag Energie International GmbH

As a result of the acquisition OMV has been able to expand its oil and gas reserves in line with its strategic objective to double production until 2008 by an increase in proved reserves of 80.6 million barrels of oil equivalent.

The following table summarizes the estimated fair values determined in accordance with US GAAP of the assets acquired and liabilities assumed at the date of acquisition:

EUR 1,000	
Intangible assets	125,038
Tangible fixed assets	194,041
Financial fixed assets	3,886
Current assets	83,798
Current liabilities	(120,195)
Long-term liabilities, including deferred taxes	(85,500)
Net assets acquired	**201,068**

Intangible assets relate to unproved oil and gas properties and tangible fixed assets relate to proved oil and gas properties. No amount was assigned to goodwill.

In connection with the acquired unproved reserves stated under intangible assets a contingent payment of EUR 14.5 million will fall due if an approved development plan is in place until June 2004 and proved and probable reserves are in excess of a certified number. During the year intangible assets with a book value of EUR 33,634 thousand have been sold due to a preemption right. For Ecuador the closing was still outstanding at the balance sheet date but is expected to occur before the deadline on March 31, 2004.

Under the ACC Preussag Energie International GmbH has been consolidated with effect from January 1, 2003. Under US GAAP it should have been consolidated with effect from the completion date. For all of the operations the completion date was June 30, 2003.

Acquisition of refinery and marketing assets from Deutsche BP AG

The acquisition of a 45% interest in the toll processing refineries of Bayernoil Raffineriegesellschaft mbH and corresponding crude oil and products, of 313 filling stations in Germany, Hungary and Slovakia and the increase of the interest in the transalpine oil pipeline from 7% to 25% brings OMV closer to its stated target of doubling its size by 2008 and of becoming a leading Central European oil and gas company. It significantly strengthens OMV's market leadership in its Central and Eastern European core region.

The following table summarizes the estimated fair values, determined in accordance with US GAAP, of the assets acquired and liabilities assumed at the date of acquisition:

EUR 1,000	
Intangible assets	9,311
Tangible fixed assets	248,345
Financial fixed assets	148,215
Current assets	193,266
Current liabilities	(108,299)
Long-term liabilities, including deferred taxes	(16,738)
Net assets acquired	**474,100**

OMV is in the process of finalizing the valuation of certain intangible assets; thus the allocation of the purchase price is subject to refinement.

The intangible assets relate to customer lists with a weighted average useful life of approximately 5 years.

Because of restructurings no financial statements are available for the time before the acquisition and for the time after as well. For this reason pro forma information is not presented.

51 Recently issued but not yet adopted accounting pronouncements

In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46R or the Interpretation). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (VIEs), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. OMV does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 financial statements. The Company is continuing to evaluate the impact that adoption of FIN 46R will have on its financial position, cash flows and results of operations.

52 Supplementary oil and gas disclosures (unaudited)

The following tables provide supplemental information in accordance with SFAS 69, "Disclosures about Oil and Gas Producing Activities". The geographical analysis is presented by area and not by individual country to better reflect how management analyses the business. These geographical areas consist of the following countries:

Rest of Europe:	Albania, Bulgaria (since 2003), Germany (since 2003), United Kingdom, Ireland
Africa:	Libya, Sudan, Tunisia
Middle East:	Iran, Qatar (since 2003), Pakistan, Yemen
Southeast Asia:	Australia, New Zealand, Vietnam
South America:	Ecuador (since 2003), Venezuela (since 2003)

a) Capitalized costs

Capitalized costs represent the sum of capitalized proved and unproved property costs, including support equipment and facilities, plus the accumulated depreciation.

EUR 1,000							2003
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Unproved oil and gas properties	—	36,642	10,167	5,704	176,185	—	228,698
Proved oil and gas properties	746,171	597,600	692,705	90,934	171,042	89,646	2,388,098
Total	**746,171**	**634,242**	**702,872**	**96,638**	**347,227**	**89,646**	**2,616,796**
Accumulated depreciation	(608,454)	(430,495)	(329,090)	(8,470)	(117,652)	(3,643)	(1,497,804)
Net capitalized costs	**137,717**	**203,747**	**373,782**	**88,168**	**229,575**	**86,003**	**1,118,992**

EUR 1,000							2002
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Unproved oil and gas properties	—	35,162	8,285	414	61,821	—	105,682
Proved oil and gas properties	742,463	681,133	515,825	62,970	146,741	—	2,149,132
Total	**742,463**	**716,295**	**524,110**	**63,384**	**208,562**	**—**	**2,254,814**
Accumulated depreciation	(589,200)	(461,998)	(304,448)	(2,914)	(79,777)	—	(1,438,337)
Net capitalized costs	**153,263**	**254,297**	**219,662**	**60,470**	**128,785**	**—**	**816,477**

EUR 1,000							2001
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Unproved oil and gas properties	—	7,842	—	—	72,157	—	79,999
Proved oil and gas properties	688,682	769,061	547,780	28,248	85,064	—	2,118,835
Total	**688,682**	**776,903**	**547,780**	**28,248**	**157,221**	**—**	**2,198,834**
Accumulated depreciation	(560,595)	(506,782)	(309,294)	(893)	(78,352)	—	(1,455,916)
Net capitalized costs	**128,087**	**270,121**	**238,486**	**27,355**	**78,869**	**—**	**742,918**

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities:

EUR 1,000	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	2003 Total
Acquisition of proved properties	—	7,000	84,000	7,000	—	70,000	168,000
Acquisition of unproved properties	—	—	—	3,000	93,495	—	96,495
Decommissioning costs	5,757	—	1,674	—	—	—	7,431
Exploration costs	23,111	26,242	24,974	11,258	6,707	760	93,052
Development	41.490	36,177	44,722	24,818	21,527	32,736	201,470
Costs incurred	**70.358**	**69,419**	**155,370**	**46,076**	**121,729**	**103,496**	**566,448**

EUR 1,000	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	2002 Total
Acquisition of proved properties	—	—	—	—	35,115	—	35,115
Acquisition of unproved properties	—	29,851	—	—	5,971	—	35,822
Decommissioning costs	4,549	—	—	—	—	—	4,549
Exploration costs	18,447	16,191	13,370	9,462	14,117	—	71,587
Development	34,394	35,631	19,436	36,069	28,005	—	153,535
Costs incurred	**57,390**	**81,673**	**32,806**	**45,531**	**83,208**	**—**	**300,608**

EUR 1,000	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	2001 Total
Acquisition of proved properties	—	—	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	174	—	174
Decommissioning costs	3,740	—	—	—	—	—	3,740
Exploration costs	19,014	15,830	20,384	3,588	13,708	—	72,524
Development	31,315	40,473	30,329	10,708	18,801	—	131,626
Costs incurred	**54,069**	**56,303**	**50,713**	**14,296**	**32,683**	**—**	**208,064**

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. The results of oil and gas activities should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs and other costs. Income tax is hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carry forwards.

EUR 1,000	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	2003 Total
Sales to unaffiliated parties	—	121,411	70,077	35,769	56,731	46,414	330,402
Intercompany sales and sales to affiliated parties	301,230	—	191,333	—	—	—	492,563
Result from asset sales [1]	—	—	278	—	2,640	—	2,918
	301,230	**121,411**	**261,688**	**35,769**	**59,371**	**46,414**	**825,883**
Production costs	(79,619)	(27,345)	(45,292)	(5,789)	(25,432)	(18,737)	(202,214)
Royalties	(22,396)	(460)	(9,507)	(3,453)	(1,932)	—	(37,748)
Exploration expenses	(15,470)	(23,282)	(16,720)	(10,148)	(6,649)	(760)	(73,029)
Depreciation and non-scheduled depreciation [4]	(28,308)	(47,036)	(40,564)	(6,778)	(29,138)	(3,685)	(155,509)
Other costs	(437)	(9,757)	(7,090)	(3,453)	(4,243)	(113)	(25,093)
	(146,230)	**(107,880)**	**(119,173)**	**(29,621)**	**(67,394)**	**(23,295)**	**(493,593)**
Results before income tax	**155,000**	**13,531**	**142,515**	**6,148**	**(8,023)**	**23,119**	**332,290**
Income tax [2]	(52,700)	(18,462)	(36,721)	(7,439)	—	(2,000)	(117,322)
Results from oil and gas properties	**102,300**	**(4,931)**	**105,794**	**(1,291)**	**(8,023)**	**21,119**	**214,968**
Storage fee [3]	46,510	—	—	—	—	—	46,510

EUR 1,000							2002
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Sales to unaffiliated parties	—	128,346	—	12,224	32,099	—	172,669
Intercompany sales and sales to affiliated parties	282,843	—	206,488	—	—	—	489,331
Result from asset sales [1]	—	—	—	—	4,061	—	4,061
	282,843	**128,346**	**206,488**	**12,224**	**36,160**	**—**	**666,061**
Production costs	(82,020)	(31,278)	(28,224)	(5,261)	(14,461)	—	(161,244)
Royalties	(21,359)	1,964	(11,481)	(1,291)	(692)	—	(32,859)
Exploration expenses	(14,177)	(12,548)	(11,426)	(9,043)	(14,130)	—	(61,324)
Depreciation and non-scheduled depreciation	(26,942)	(39,414)	(28,272)	(1,810)	(7,421)	—	(103,859)
Other costs	37	(40)	(9,132)	9	(3,193)	—	(12,319)
	(144,461)	**(81,316)**	**(88,535)**	**(17,396)**	**(39,897)**	**—**	**(371,605)**
Results before income tax	**138,382**	**47,030**	**117,953**	**(5,172)**	**(3,737)**	**—**	**294,456**
Income tax [2]	(47,050)	(31,157)	(33,325)	—	—	—	(111,532)
Results from oil and gas properties	**91,332**	**15,873**	**84,628**	**(5,172)**	**(3,737)**	**—**	**182,924**
Storage fee [3]	48,561	—	—	—	—	—	48,561

EUR 1,000							2001
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Sales to unaffiliated parties	—	112,013	2,526	—	23,712	—	138,251
Intercompany sales and sales to affiliated parties	327,714	—	223,116	—	(46)	—	550,784
Results from asset sales [1]	—	—	—	—	(1,924)	—	(1,924)
	327,714	**112,013**	**225,642**	**—**	**21,742**	**—**	**687,111**
Production costs	(88,820)	(19,804)	(27,282)	(584)	(16,835)	—	(153,325)
Royalties	(25,171)	(9,006)	(14,192)	—	(848)	—	(49,217)
Exploration expenses	(13,964)	(15,710)	(16,897)	(3,584)	(12,594)	—	(62,749)
Depreciation and non-scheduled depreciation [4]	(29,008)	(31,740)	(27,270)	(161)	(22,469)	—	(110,648)
	(156,963)	**(76,260)**	**(85,641)**	**(4,329)**	**(52,746)**	**—**	**(375,939)**
Results before income tax	**170,751**	**35,753**	**140,001**	**(4,329)**	**(31,004)**	**—**	**311,172**
Income tax [2]	(58,055)	(7,877)	(49,243)	—	—	—	(115,175)
Results from oil and gas properties	**112,696**	**27,876**	**90,758**	**(4,329)**	**(31,004)**	**—**	**195,997**
Storage fee [3]	30,300	—	—	—	—	—	30,300

[1] The results from asset sales in 2001 and 2002 were the net results of farm-outs made in offshore gas joint ventures in Australia and in 2003 in New Zealand.

[2] Income tax does not include deferred taxes. Income tax in the "Rest of Europe" includes corporation tax and petroleum revenue tax (PRT). The PRT liability arises from the net cash flow of several producing fields in the United Kingdom. Income tax in "Africa" includes amounts payable under a tax-paid cost (TPC) system for certain OMV interests in Libya and field specific taxes in Tunisia, which are not fully related to profits.

[3] Intersegment rental fee before taxes received from the Gas segment for providing cushion gas to gas storage reservoirs. As a result of the demerger of the Gas business in 2001 and in the wake of the Austrian gas market liberalization in 2002 this fee had to be recalculated.

[4] 2001: The "Southeast Asia" caption contains writeoffs of about EUR 17 million made in Australia. 2003: The "Rest of Europe" caption contains writeoffs for fields in Albania and Ireland of about EUR 7 million and in the "Southeast Asia" caption for fields in Australia of about EUR 5 million.

d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

in mn bbl

Crude oil and NGL

	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Proved developed and undeveloped reserves as of January 1, 2001	**65.6**	**32.0**	**77.8**	**—**	**2.7**	**—**	**178.1**
Revisions of previous estimates	5.3	0.3	1.4	—	0.3	—	7.3
Extensions and discoveries	0.7	0.2	6.3	—	0.2	—	7.4
Production	(7.0)	(4.1)	(8.0)	—	(0.7)	—	(19.8)
Proved developed and undeveloped reserves as of December 31, 2001	**64.6**	**28.4**	**77.5**	**—**	**2.5**	**—**	**173.0**
Revisions of previous estimates	3.8	0.7	6.7	—	0.5	—	11.7
Purchases	—	0.7	—	2.2	—	3.2	—
Extensions and discoveries	—	2.0	—	—	—	2.0	6.1
Production	(6.8)	(4.4)	(7.4)	—	(0.9)	—	(19.5)
Proved developed and undeveloped reserves as of December 31, 2002	**62.3**	**26.9**	**80.0**	**—**	**4.10**	**—**	**173.3**
Revisions of previous estimates	5.6	3.6	2.0	0.1	0.3	—	11.6
Purchases	—	0.1	30.1	2.2	—	44.9	77.3
Extensions and discoveries	2.0	—	0.8	—	—	0.4	3.2
Production	(6.7)	(4.2)	(11.8)	(0.4)	(1.4)	(3.9)	(28.4)
Proved developed and undeveloped reserves as of December 31, 2003	**63,2**	**26.4**	**101.1**	**1,9**	**3.0**	**41.4** [1]	**237.0**
Proved developed reserves:							
as of December 31, 2001	54.6	21.7	68.5	—	1.9	—	146.7
as of December 31, 2002	51.8	20.3	66.4	—	3.6	—	142.1
as of December 31, 2003	50.2	21.6	88.2	1.9	2.6	40.7	205.2

[1] This amount includes 12.35 million barrels corresponding to the baseline production under an extraction service contract.

in bcf

Natural gas

	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	Total
Proved developed and undeveloped reserves as of January 1, 2001 [1]	**609.4**	**71.1**	**—**	**226.3**	**52.3**	**959.1**
Revisions of previous estimates	10.5	5.0	—	43.2	(0.3)	58.4
Disposals	—	—	—	—	(19.6)	(19.6)
Extensions and discoveries	8.6	0.7	—	—	49.9	59.2
Production	(43.5)	(4.9)	—	—	(3.9)	(52.3)
Proved developed and undeveloped reserves as of December 31, 2001 [1]	**585.0**	**71.9**	**—**	**269.5**	**78.4**	**1,004.8**
Revisions of previous estimates	11.6	(6.4)	—	38.5	1.5	45.2
Disposals	—	—	—	—	22.5	22.5
Extensions and discoveries	8.3	3.4	—	—	0.6	12.3
Production	(43.7)	(8.6)	—	(6.1)	(7.2)	(65.6)
Proved developed and undeveloped reserves as of December 31, 2002 [1]	**561.2**	**60.3**	**—**	**301.9**	**95.8**	**1,019.2**
Revisions of previous estimates	5.7	7.0		65.1	0.1	77.9
Purchases	—	—	19.6	—	—	19.6
Extensions and discoveries	13.2	—	—	—	—	13.2
Production	(45.9)	(9.8)	—	(17.2)	(18.2)	(91.1)
Proved developed and undeveloped reserves as of December 31, 2003 [1]	**534.2**	**57.5**	**19.6**	**349.8**	**77.7**	**1,038.8**
Proved developed reserves:						
as of December 31, 2001	534.3	50.4	—	87.0	29.5	701.2
as of December 31, 2002	505.5	52.4	—	80.9	85.5	724.3
as of December 31, 2003	436.9	45.8	—	280.8	67.4	830.9

[1] including approximately 106 bcf of cushion gas held in storage reservoirs

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production of year-end proved reserve quantities including cushion gas held in storage reservoirs – assuming that the future production is sold at year-end prices.

Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation.

Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs continue without consideration of inflation.

Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year.

The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

EUR 1,000							2003
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Future cash inflows	3,426,719	670,640	2,256,201	597,310	149,058	299,947	7,399,875
Future production and decommissioning costs	(1,452,557)	(188,062)	(652,387)	(170,541)	(133,055)	(216,673)	(2,813,275)
Future development costs	(84,413)	(51,231)	(102,277)	(19,610)	(31,783)	(11,172)	(300,486)
Future net cash flows, before income taxes	**1,889,749**	**431,347**	**1,501,537**	**407,159**	**(15,780)**	**72,102**	**4,286,114**
Future income taxes	(453,713)	(135,486)	(172,077)	(50,955)	—	(5,832)	(818,063)
Future net cash flows, before discount	**1,436,036**	**295,861**	**1,329,460**	**356,204**	**(15,780)**	**66,270**	**3,468,051**
10% annual discount for estimated timing of cash flows	(669,223)	(80,054)	(455,203)	(117,170)	25,765	(17,921)	(1,313,806)
Standardized measure of discounted future net cash flows	**766,813**	**215,807**	**874,257**	**239,034**	**9,985**	**48,349**	**2,154,245**

EUR 1,000							2002
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Future cash inflows	3,201,495	817,329	1,960,784	584,880	198,736	—	6,763,224
Future production and decommissioning costs	(1,494,157)	(177,720)	(378,999)	(151,514)	(151,610)	—	(2,354,000)
Future development costs	(190,883)	(48,216)	(51,519)	(34,048)	(17,203)	—	(341,869)
Future net cash flows, before income taxes	**1,516,455**	**591,393**	**1,530,266**	**399,318**	**29,923**	**—**	**4,067,355**
Future income taxes	(409,847)	(163,580)	(175,398)	(85,377)	(10,335)	—	(844,537)
Future net cash flows, before discount	**1,106,608**	**427,813**	**1,354,868**	**313,941**	**19,588**	**—**	**3,222,818**
10% annual discount for estimated timing of cash flows	(493,636)	(129,471)	(528,412)	(120,747)	25,757	—	(1,246,509)
Standardized measure of discounted future net cash flows	**612,972**	**298,342**	**826,456**	**193,194**	**45,345**	**—**	**1,976,309**

EUR 1,000							2001
	Austria	Rest of Europe	Africa	Middle East	Southeast Asia	South America	Total
Future cash inflows	3,203,680	731,883	1,770,597	494,444	139,683	—	6,340,287
Future production and decommissioning costs	(1,387,340)	(235,851)	(478,135)	(261,290)	(103,945)	—	(2,466,561)
Future development costs	(168,690)	(61,462)	(75,081)	(29,603)	(7,133)	—	(341,969)
Future net cash flows, before income taxes	**1,647,650**	**434,570**	**1,217,381**	**203,551**	**28,605**	**—**	**3,531,757**
Future income taxes	(546,914)	(127,514)	(246,586)	(11,848)	—	—	(932,862)
Future net cash flows, before discount	**1,100,736**	**307,056**	**970,795**	**191,703**	**28,605**	**—**	**2,598,895**
10% annual discount for estimated timing of cash flows	(471,654)	(79,246)	(383,600)	(115,827)	(17,774)	—	(1,068,101)
Standardized measure of discounted future net cash flows	**629,082**	**227,810**	**587,195**	**75,876**	**10,831**	**—**	**1,530,794**

f) Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in the standardized measure of discounted future net cash flows:

EUR 1,000	2003	2002	2001
Beginning of year	**1,976,309**	**1,530,794**	**1,901,630**
Oil and gas sales and transfers produced, net of production costs	(566,701)	(500,754)	(486,492)
Net change in prices and production costs	50,536	626,666	(460,515)
Net change due to purchases and sales of minerals in place	139,846	27,843	(291)
Net change due to extensions and discoveries	73,217	74,055	46,179
Development and decommissioning costs incurred during the period	180,529	150,598	129,683
Changes in estimated future development and decommissioning costs	(16,153)	(151,268)	(79,136)
Revisions of previous reserve estimates	309,236	178,416	113,881
Accretion of discount	165,985	130,209	140,325
Net change in income taxes	26,086	34,036	180,030
Other [1]	(184,645)	(124,286)	45,500
End of year	**2,154,245**	**1,976,309**	**1,530,794**

[1] The caption "Other" represents primarily the impact of movements in exchange rates versus the euro.

Vienna, March 5, 2004

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

David C. Davies

Helmut Langanger

Five-year summary.

in EUR million	2003	2002	2001	2000	1999
Sales (excluding excise petroleum tax)	7,644	7,079	7,736	7,455	5,179
Earnings before interest and tax (EBIT)	644	495	610	491	285
Income from ordinary activities	596	474	570	453	278
Taxes on income	(203)	(152)	(188)	(130)	(84)
Net income for the year	**393**	**322**	**382**	**323**	**194**
Intangible assets	160	138	131	116	126
Tangible assets	3,858	3,140	2,923	2,946	2,783
Financial assets	1,185	976	929	867	716
Fixed assets	**5,204**	**4,254**	**3,983**	**3,929**	**3,624**
Inventories	707	459	386	423	387
Accounts receivable and other assets	1,925	1,049	1,020	1,112	880
Cash in hand, checks and cash at bank, securities	342	214	229	171	228
Current assets	**2,286**	**1,722**	**1,635**	**1,705**	**1,495**
Capital stock	196	196	196	196	196
Capital reserves	418	418	418	418	418
Revenue reserves	1,925	1,664	1,485	1,209	1,013
Reserves for own shares	12	12	9	6	—
Minority interests	26	27	24	23	23
Unappropriated income	108	94	116	116	65
Stockholders´ equity	**2,685**	**2,411**	**2,248**	**1,968**	**1,715**
Provisions [1]	**1,049**	**1,118**	**1,052**	**1,120**	**1,070**
	503	—	—	—	—
Amounts due to banks	903	673	605	731	830
Accounts payable from trade [1]	846	629	622	688	541
Other liabilities [1]	750	604	583	993	812
Liabilities [1]	**3,002**	**1,906**	**1,810**	**2,412**	**2,183**
Balance sheet total	**7,517**	**6,149**	**5,772**	**5,834**	**5,278**
Capital expenditure	1,381	675	452	669	656
Depreciation	435	347	338	320	313
Additions to tangible assets	667	589	392	477	416
Depreciation of tangible assets	404	315	310	298	275
Cash flow from oparating activities	**939**	**581**	**786**	**611**	**338**
NOPAT	435	345	410	354	232
Capital employed	4,183	3,319	3,045	2,937	2,784
in %					
Return on average capital employed (ROACE)	12	11	14	12	9
Return on fixed assets (ROfA)	16	16	20	16	10
Return on equity (ROE)	15	14	18	18	12
Stockholders' equity to total assets	36	39	39	34	33
Dividend per share in EUR [2]	4.00	3.50	4.30	4.30	2.40
Employees as of December 31	6,137	5,828	5,659	5,757	5,953

[1] amended comparative figures 1999

[2] Proposal to the Annual General Meeting for 2003; 2001 and 2000 dividends include a bonus dividend of EUR 1.30 per share.

For additional five-year-summaries please see our enclosed booklet **OMV Group in figures**.

Investors' corner.

Financial calendar	Dates [1]
Full year results 2003	March 9, 2004
Results January–March 2004	May 12, 2004
Record date [2]	May 12, 2004
Annual Stockholders' Meeting [3]	May 18, 2004
Dividend ex date	May 24, 2004
Dividend payment date	May 25, 2004
Results January–June 2004	August 17, 2004
Results January–September 2004	November 11, 2004
Full year results 2004	March 2005

[1] The dates shown above are subject to final confirmation.
[2] In order to be entitled to participate in and vote at the Annual General Meeting.
[3] Annual General Meeting: 2.00 pm, AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, Austria

Contacts

OMV Aktiengesellschaft
Investor Relations, Brigitte H. Juen
Otto-Wagner-Platz 5, 1090 Vienna
Tel.: +43 (01) 40 440-21622 or 21600
Fax: +43 (01) 40 440-29496
Website: www.omv.com
E-mail: investor.relations@omv.com

Cubitt Consulting Ltd
Noga Villalón, London, Tel.: +44 (207) 367-5102
E-mail: noga.villalon@cubitt.com

Cubitt Consulting Inc
Mark Kollar, New York, Tel.: +1 (212) 896-1201
E-mail: mark.kollar@cubitt.com

Mailing service: Annual reports and interim reports available in German and English

For further information please contact us directly or use the form on OMV's Investor Relations website: www.omv.com
or E-mail: investor.relations@omv.com

Stockholders' structure


18% Austria
35% ÖIAG
12% UK
10% USA
20% IPIC
5% Rest of the world

Key facts on OMV stock

27 million no par value shares
Capital stock: EUR 196.29 mn
OeKB-Identification no.: 0743059
ISIN: AT0000743059

Stockholder structure: ÖIAG 35%, IPIC 19.6%; free float 45.4%: approximately 30,000 shareholders, thereof 95% are Austrian investors holding about 35% of the free float; 5% are international funds holding the remaining 65%.

Traded in Vienna, Frankfurt, Munich, and on SEAQ International
Symbols: Bloomberg (OMV AV), Reuters (OMVV.VI), US Ticker (OMVAY)

Prime Market (shares): Raiffeisen Centrobank AG (Specialist), Bank Austria Creditanstalt AG, Erste Bank AG
Derivatives Market: Raiffeisen Centrobank AG (Specialist), Bank Austria Creditanstalt AG, Erste Bank AG, Timber Hill (Europe) AG

ADR information

Sponsored Level I and Rule 144A ratio:
5 ADR equal 1 share
Depositary: JPMorgan Chase Bank
1 Chase Manhattan Plaza, New York, NY 10081, USA
Custodian: Bank Austria Creditanstalt AG
Julius-Tandler-Platz 3, 1090 Vienna, Austria
Level I symbol: OMVKY
CUSIP: 670875509, ISIN: US6708755094
Rule 144A symbol: OMVZY
CUSIP: 670875301, ISIN: US6708753016

OMV bond: ISIN: AT0000341623 (listed in Vienna)

If the booklet
OMV Group in figures
for the year 2003 is missing,
please contact us:

OMV Aktiengesellschaft
Investor Relations
Otto-Wagner-Platz 5
1090 Vienna, Austria
Tel.: +43 (01) 40 440-21600
Fax: +43 (01) 40 440-29496
investor.relations@omv.com

Move & More. OMV


20 Stanly W. Frederick
31 Brigitte Angeli
22 Boris Juswaew
32 Hans Wiesenhofer
24 Terry Hurt
33 DG Marija Karanov

OMV Supply & Trading AG
Bundesstrasse 5
6300 Zug, Switzerland
Tel.: +41 (41) 7 120 855
Fax: +41 (41) 7 120 735
operations@omv.ch

OMV (U.K.) Limited
14 Ryder Street
London SW1Y 6QB, United Kingdom
Tel.: +44 (20) 733-1600
Fax: +44 (20) 733-1613
info@omv.co.uk

Polyfelt Geosynthetics Italia S.r.l.
Via Vittorio Veneto, 88
20020 Lazzate (MI), Italy
Tel.: +39 (02) 967 290-17
Fax: +39 (02) 967 290-99
info@polyfelt.it

POLYFELT Gesellschaft m.b.H.
Schachermayerstraße 18
4021 Linz, Austria
Tel.: +43 (0732) 6 983-5301
Fax: +43 (0732) 6 983-5320
service@polyfelt.com

SC OMV Romania Mineraloel SRL
Str. Av. Alexandru Serbanescu 85
14286 Bucuresti Sector 1 C.P.,
Romania
Tel.: +40 (21) 2 030-505
Fax: +40 (21) 2 030-506
info.romania@omv.com

Imprint: OMV Aktiengesellschaft, Vienna
Design: W & W Graphik und Design, Vienna.
Printer: ueberreuter print und digimedia gmbh, Korneuburg



5 Peter Stoder
1a 6 Oddar Einar Dorum
19 Isam Salman
7 Chinua Achebe
8 Николаи Лвов
21 Nelson Jinotebe
9 Dustin Mumford
10 Thomas Dvorak
23 مارغريت داميليو

Contacts.

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Vienna, Austria
Tel.: +43 (01) 40 440-0
Fax: +43 (01) 40 440-20091
info@omv.com

Agrolinz České Budějovice s.r.o.
Nemanická ul. 14/440
37168 České Budějovice,
Czech Republic
Tel.: +420 (38) 722-1613
Fax: +420 (38) 722-1640
agrolinz@cb.ipex.cz

Agrolinz Melamine International Magyarország Kft.
Peterdy u. 15, 1071 Budapest, Hungary
Tel.: +36 (1) 47 959-59
Fax: +36 (1) 47 959-49
agrolinz@agrolinz.hu

AMI Agrolinz Melamine International GmbH
St.-Peter-Straße 25
4021 Linz, Austria
Tel.: +43 (0732) 6 914-0
Fax: +43 (0732) 6 914-3581
agrolinz.melamin@agrolinz.com

Agrolinz Melamine International Italia S.r.l.
Corso Sempione 13
21053 Castellanza (VA), Italy
Tel.: +39 (0331) 523-111
Fax: +39 (0331) 523-443
agrolinz.mail@agrolinz.it

BIDIM Geosynthetics S.A.S.
9, rue Marcel Paul BP 80
95873 Bezons Cedex, France
Tel.: +33 (1) 342 353-80
Fax: +33 (1) 342 353-70
info@bidim.com

OMV AUSTRALIA PTY LTD.
Level 29, St. Martins Tower
44 St Georges Terrace
Perth WA 6000, Australia
Tel.: +61 (89) 223-5000
Fax: +61 (89) 223-5004
steve.hounsell@omv.com.au

OMV Bulgarien EOOD Einmanngesellschaft mbH
1, Sofiiski Geroi Str.
PRIMA BUSINESS CENTRE, Office 7
1612 Sofia, Bulgaria
Tel.: +359 (2) 93 297-10
Fax: +359 (2) 93 297-13
omvbg@bitex.com

OMV Česká republika s.r.o.
Budějovická 3, 140 21 Praha 4,
Czech Republic
Tel.: +420 (2) 61 392-111
Fax: +420 (2) 61 212-107
info.czech-republic@omv.com

OMV Cogeneration GmbH
Ares Tower/Ebene 14
Donau-City-Straße 11
1220 Vienna, Austria
Tel.: +43 (01) 40 440-23071
Fax: +43 (01) 40 440-29974
cogeneration@omv.com

OMV Deutschland GmbH
Haiminger Straße 1
84489 Burghausen, Germany
Tel.: +49 (8677) 960-2255
Fax: +49 (8677) 960-2371
dis.de.omv@omv.com

OMV Erdgas GmbH
floridotower, Floridsdorfer Hauptstraße 1
1210 Vienna, Austria
Tel.: +43 (01) 27 500-28000
Fax: +43 (01) 27 500-28299
info.erdgas@omv.com

OMV Hungária Kft.
Róbert Károly krt. 64-66
1134 Budapest, Hungary
Tel.: +36 (1) 452-7100
Fax: +36 (1) 452-7102
info.hungary@omv.com

OMV ISTRABENZ Holding Plc./ OMV ISTRABENZ, holdinška družba, d.d.
Ferrarska ul. 7, 6000 Koper, Slovenia
Tel.: +386 (5) 66 333-44
Fax: +386 (5) 66 370-44
info@omvistrabenz.com

OMV OF LIBYA LIMITED
Zat El Imad Building
Tower No. 5, Floor 7
P.O.Box 91867, Tripoli, Libya
Tel.: +218 (21) 33 503-71
Fax: +218 (21) 33 503-70
businessunit.libya@omv-ly.com

OMV (PAKISTAN) Exploration Gesellschaft m.b.H.
Zat 10th Floor, UBL Building
Jinnah Avenue, Plot 2, F-6/1,
P.O.Box 2653, Islamabad, Pakistan
Tel.: +92 (51) 2 273 621-31
Fax: +92 (51) 2 273 643-44
postmaster@omv.com.pk

OMV Proterra GmbH
Gerasdorfer Straße 151
1210 Vienna, Austria
Tel.: +43 (01) 40 440-33300
Fax: +43 (01) 40 440-30994
info.proterra@omv.com

OMV Slovensko s.r.o.
Moskovská 13
811 08 Bratislava, Slovakia
Tel.: +421 (2) 555 77-659
Fax: +421 (2) 555 74 683
jarmila.vancikova@omv.com



OMV Aktiengesellschaft
Otto-Wagner-Platz 5, POB 15
1091 Vienna, Austria
www.omv.com

OMV

OMV on the move in 2003.

OMV Group in figures



Move & More.

OMV

Contents.

Imprint:
OMV Aktiengesellschaft, Investor Relations
Otto-Wagner-Platz 5, 1090 Vienna, Austria
Design: W&W Graphik und Design, Vienna
Printer: ueberreuter print und digimedia gmbh, Korneuburg

Statement of the Chairman of the Executive Board.

Dear Stockholders,

2003 has been a year of significant achievements and of record results in OMV's history. In particular:

- Net income for the year and EBIT were the highest in OMV's history. EBITD passed the EUR 1 bn threshold for the first time.
- Closure of the Preussag and BAYERNOIL acquisitions marked our largest takeovers to date.
- Capital expenditure was a record EUR 1.38 bn, of which 72% were allocated to investments in growth.
- Our stock price rose 26%, and consistently exceeded for the third year in succession, the average for the FTSE Oil & Gas Index.

In 2004 we will be mid-way to achieving our 2008 target of doubling the size of the Company. We believe that our goal of maintaining profitability and enhancing shareholder value is feasible even at a time of accelerated growth.

The boost to our growth reflected the continuous implementation of the strategy we have been pursuing since 2002. We are working towards an integrated, long-term growth in all core businesses, while maintaining profitability and creating shareholder value.

Despite this impressive growth and the heavy investment required to drive it forward, our policy of steadily rising dividends remains in place, and we are proposing to the Annual Stockholders' Meeting a dividend of EUR 4 per share which marks a 14% increase compared to last year.

I would like to thank our people for their contribution. Without their determination to succeed this progress would not have been made.

Wolfgang Ruttenstorfer

Our Corporate mission.

Our vision

As the leading oil and gas group in Central Europe headquartered in Vienna, our job is mobility. We keep people and ourselves moving.

Our mission

We explore and produce oil and gas on five continents. We supply millions of people with transportation and heating fuels, and with goods and services to produce everyday consumer products.

Our strategy

We are looking to double our oil and gas output in Exploration and Production, double the market share of our retail and commercial business in Refining and Marketing, and double sales volumes in our Gas and Chemicals businesses until 2008. We plan to produce half of the oil and gas we process ourselves. We are aiming for profitable organic growth and growth by acquisitions.

Our values

Mobility We work with people who know how to get things moving. We are working for a world in which everyone has access to mobility and the opportunities it brings. Our "Move & More" claim stands for growth, innovation and entrepreneurial thinking on the part of each and every staff member.

Success Our measure of success is profitable growth. To get there, we depend on our people's ability to innovate, execute, interact, maximize profits and to lead. Their skills depend critically on our ongoing staff development effort.

European roots We promote open-minded attitudes among our workforce, and require them to respect universal values.

People focused We put people first. Our growth comes from a service led approach, and from a strong sense of responsibility to our customers, stockholders, employees, and to the environment and society.

OMV Group and its objectives and strategy.

Our business activities

We are Austria's largest listed industrial company with consolidated sales of EUR 7.64 bn and – in accordance with our market capitalization – the leading oil and gas group in Central Europe (CEE).

We have world-wide exploration and production activities and a leading role in Austria as gas hub for Europe. We operate an extensive retail network throughout the CEE region, which provides us with a solid marketing platform. Our integrated chemicals and plastics businesses are among the leading global producers of melamine and polyolefins. We hold a 25% stake in the second largest European producer of polyolefins Borealis A/S; 45% in the refining network BAYERNOIL in Germany; 25.1% in The Rompetrol Group NV, Romania's largest private oil company; and 9.1% in the Hungarian oil and gas company MOL.

Our objectives

Our goal is to double the company's size by 2008 from the base year 2001, while maintaining our long-term return on capital employed (ROACE) target of 13%. In addition other financial targets are – over a full business cycle assuming medium term average market indicators, e.g. oil price, refining margins – a return on fixed assets (ROfA) of 16% and a return on equity (ROE) of 16–18%, thus aiming to increase shareholder value and to represent an attractive long-term investment for our shareholders.

Our strategy

We will grow the company organically and through acquisitions while meeting our financial targets and creating shareholder value.

OMV's stock exchange and privatization history.

1987: After the government´s decision to privatize the public sector, the initial public offering takes place in December 1987. The Österreichische Industrieholding AG (ÖIAG) sells 15% of OMV's capital stock (ATS 2 bn split into 2 mn shares with a face value of ATS 1,000) at a price of ATS 4,400. This reduces ÖIAG's stake in OMV to 85%. OMV shares start trading in Vienna on December 3 and close at ATS 4,455. On December 9 the shares are traded in Frankfurt and Munich for the first time.

1989: In September ÖIAG sells another 10% of OMV shares in a secondary offering at a price of ATS 8,240 per share. Together with a further sale of shares to institutional investors ÖIAG's stake is reduced to some 72%.

1991: The face value of 5% of the stock is reduced to ATS 100 in order to facilitate the introduction to the Austrian Futures and Options Exchange in April. In June OMV's capital stock is increased by ATS 400 mn to a total capital stock of ATS 2.4 bn. ÖIAG exercises its rights issue and continues to own 72%. On December 9, the OMV share is the first Austrian share to be traded on firm quotation on SEAQ International in London.

1994: In May, IPIC (International Petroleum Investment Company) buys 13% of OMV from ÖIAG so that ÖIAG's stake is down at 59%. In June OMV has a capital increase to ATS 2.7 bn. IPIC exercises its rights issue as well as those of ÖIAG and increases its OMV stake to 19.6%, whereas ÖIAG's stake declines to 52.4%. A Level 1 ADR program is established in the US. At September's AGM, OMV agrees on a face value of ATS 100 for all shares. Until year end, ÖIAG sells a further 2.5% and reduces its OMV stake to 49.9%. For the first time, OMV is majority owned by private stockholders.

1996: In May ÖIAG sells another 4.023 mn shares at a price of ATS 1,055 thus decreasing its stake to 35%.

1999: The Company's share capital is converted to EUR 196.29 mn and all ordinary shares will be no par value shares (27 mn shares).

Key figures for OMV shares.

Key stock data	2003	2002	2001	2000	1999
Number of shares in mn as of December 31 [1]	**26.876**	26.870	26.904	26.930	27.000
Price/Earnings (P/E) [2]	**8**	8	7	7	13
Price/Cash flow (P/CF) [2]	**3,4**	4.3	3.2	3.6	7.7

in EUR					
High	**122.80**	110.87	122.65	99.40	98.00
Low	**92.00**	82.20	78.00	74.10	72.75
Year end share price	**118.08**	93.58	94.12	82.50	96.50
Dividend per share	**4.00** [3]	3.50	4.30	4.30	2.40
Payout ratio in %	**27**	29	30	36	33
Earnings per share	**14.60**	11.85	14.09	11.95	7.19
Cash flow [4] per share	**34.95**	21.60	29.21	22.62	12.53
Equity per share	**98.94**	88.75	82.66	72.21	62.65
Earnings per share US GAAP [5]	**13.33**	11.21	13.94	13.31	7.20
ÖVFA [6] Earnings per share	**14.48**	12.24	15.94	16.73	7.19
ÖVFA Cash Earnings per share	**29.87**	22.90	26.55	20.20	15.14
ÖVFA Equity per share	**93.33**	81.11	73.28	61.98	55.10
Year end market capitalization in EUR bn	**3.19**	2.53	2.54	2.23	2.61

1 27,000,000 no par value shares less own shares
2 based on year end price
3 proposal to the Annual Stockholders' Meeting
4 from operating activities
5 US Generally Accepted Accounting Principles
6 Austrian Association of Financial Analysis and Asset Management

Key figures of the Group.

in %	**2003**	2002	2001	2000	1999
Return on average capital employed (ROACE)	**12**	11	14	12	9
Return on fixed assets (ROfA)	**16**	16	20	16	10
Return on equity (ROE)	**15**	14	18	18	12
Equity ratio	**36**	39	39	34	33
Gearing ratio	**40**	20	17	28	35

in EUR mn					
NOPAT (Net operating profit after tax)	**435**	345	410	354	232
Capital employed	**4,183**	3,319	3,045	2,937	2,784

OMV personnel data as of December 31					
Employees	**6,137**	5,828	5,659	5,757	5,953
thereof: Non-salaried staff	**[2,329]**	[2,253]	[2,292]	[2,398]	[2,507]
Salaried staff	**[3,619]**	[3,405]	[3,197]	[3,216]	[3,294]
Executive Board and senior executives	**[49]**	[47]	[56]	[57]	[56]
Apprentices	**[140]**	[123]	[114]	[86]	[96]
Female staff in %	**17**	17	16	17	17
Staff abroad in %	**30**	25	25	23	22

Statement of income in EUR mn	**2003**	2002	2001	2000	1999
Sales (excluding excise petroleum tax)	**7,644**	7,079	7,736	7,455	5,179
Earnings before interest and tax (EBIT)	**644**	495	610	491	285
Financial items	**(47)**	(21)	(40)	(38)	(6)
Income from ordinary activities	**596**	474	570	453	278
Taxes on income	**(203)**	(152)	(188)	(130)	(84)
Net income	**393**	322	382	323	194

Balance sheet in EUR mn					
Fixed assets	**5,204**	4,254	3,983	3,929	3,624
Current assets	**2,286**	1,722	1,635	1,705	1,495
Stockholders´ equity	**2,685**	2,411	2,248	1,968	1,715
Provisions [1]	**1,049**	1,118	1,052	1,120	1,070
Liabilities [1]	**3,002**	1,906	1,810	2,412	2,183
Balance sheet total	**7,517**	6,149	5,772	5,834	5,278

US GAAP in EUR mn					
Net income	**372**	301	389	359	194
Stockholders´ equity	**2,723**	2,455	2,345	2,117	1,854

[1] amended comparative figures 1999

Consolidated cash flows and capital expenditure by segments.

Cash flows in EUR mn	**2003**	2002	2001	2000	1999
Net cash provided by operating activities	**939**	581	786	611	338
Investments	**(1,403)**	(671)	(482)	(654)	(639)
Disposals	**93**	49	62	85	53
Net cash used in investing activities	**(1,496)**	(622)	(419)	(569)	(586)
Net cash provided by (used in) financing activities	**670**	58	(302)	(76)	141
Cash and cash equivalents at end of year	**297**	196	189	122	152

Capital expenditure by segments in EUR mn					
Exploration and Production	**498**	227	132	86	172
Refining and Marketing incl. petrochemicals	**709**	282	191	277	358
Gas	**24**	104	69	91	58
Chemicals	**109**	49	38	36	58
Corporate and Other	**41**	13	22	180	10
Group	**1,381**	675	452	669	656

Key figures by segments.

Group sales in EUR mn	**2003**	2002	2001	2000	1999
Exploration and Production	**341**	202	289	255	155
Refining and Marketing incl. petrochemicals	**6,022**	4,920	5,578	5,574	3,808
Gas	**785**	1,474	1,421	1,192	837
Chemicals	**490**	468	439	425	366
Corporate and Other	**6**	14	9	8	13
Group	**7,644**	7,079 [1]	7,736	7,455 [1]	5,179

EBIT in EUR mn					
Exploration and Production	**303**	256	273	320	105
Refining and Marketing incl. petrochemicals	**265**	125	223	79	84
Gas	**79**	115	111	105	106
Chemicals	**43**	43	49	36	24
Corporate and Other	**(46)**	(44)	(46)	(49)	(34)
Group	**644**	495	610	491	285

[1] rounded figures

Market indicators.

	2003	2002	2001	2000	1999
Crude price for Brent in USD/bbl	**28.84**	24.98	24.46	28.44	17.93
Exchange rate EUR/USD	**1.13**	0.95	0.90	1.09	0.94
Naphtha contract price in EUR/t	**243**	238	249	290	163
WECP [1] ethylene in EUR/t	**527**	517	617	664	426
WECP propylene in EUR/t	**476**	441	461	548	303
World crude demand in mn bbl/d [2]	**78.4**	76.9	76.5	75.4	75.2
World crude output in mn bbl/d [2]	**79.3**	76.6	76.8	76.7	74.0
Natural gas market in Austria in bcm [2]	**8.6**	8.0	7.8	7.3	7.7
CEE petroleum product consumption in mn t [3]	**82**	82	83	79	82
[thereof in Austria in mn t] [2]	**[12.5]**	[11.2]	[10.8]	[10.2]	[10.6]

[1] West European Contract Prices

[2] estimated; adapted figures since 2002

[3] Central European markets include Austria, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Serbia-Montenegro, Slovakia, Slovenia, South Germany, Triveneto (Italy).

Exploration and Production.

Our business activities

As an operator or partner, we are involved in exploration, development and production projects in the Danube/Adriatic region, North Sea, North Africa, Middle East, Australia and New Zealand, which are our core regions.

Approximately one-third of the E & P production comes from Austria, the rest from international stakes in oil and gas fields. Our total daily production rate is 120,000 boe/d, of which 65% is oil and 35% natural gas. Proved reserves at the end of 2003 were 410 mm boe.

Our competitive advantages

We have a proven record in optimizing recovery from complex onshore fields. We now possess a very high quality and well balanced portfolio in the mid-size field range, as well as shares in several giant-size fields.

Our objectives and strategy

We aim to increase our production of crude oil, NGL and natural gas to 160,000 boe/d until 2008. We thereby focus on our core regions by further developing our existing fields and by acquiring selective, proven acreage with reserves for OMV of 30 mn boe.

OMV projects 2003

Block	Field name	Country	Type	interest in %
OMV NOe	Vienna basin	Austria	oil, gas, oil/gas	100.0
30/2c	Jade	UK	condensate/gas	5.6
9/13a	Beryl	UK	oil	5.0
9/19	Skene	UK	condensate/oil/gas	3.5
204/20	Schiehallion	UK	oil	5.9
PEL2/94	Dooish	Ireland	oil	10.0
NC 115	Murzuk	Libya	oil	7,5
Sawan D&P Lease	Sawan	Pakistan	gas	19.7
Miano D&P Lease	Miano	Pakistan	Gas	17.7
VIC/RL5	Patricia Baleen	Australia	gas	40.0
PML381012	Maui	New Zealand	condensate/oil/gas	10.0
PEP38413	Maari	New Zealand	oil	69.0

Number of completed wells	2003	2002	2001	2000	1999
Exploration and appraisal wells	**38**	44	52	24	17
Development and production wells	**74**	66	55	65	25
Total	**112** [1]	110	107	89	42

[1] thereof 10 exploration and appraisal wells and 40 development and production wells in Cooper basin, Australia (OMV's interest: 2.1%)

Crude oil and NGL production in mn bbl	**2003**	2002	2001	2000	1999
Austria	**6.8**	6.8	7.0	7.0	7.0
Rest of Europe	**4.2**	4.4	4.1	4.4	4.4
Africa	**11.8**	7.4	8.0	7.8	7.5
Middle East	**0.4**	—	—	—	—
Southeast Asia	**1.4**	0.9	0.7	0.8	0.3
South America	**3.9**	—	—	—	—
Total	**28.5**	19.5	19.8	20.0	19.2

Natural gas production in bcf					
Austria	**45.9**	43.7	43.5	42.3	41.0
Rest of Europe	**9.8**	8.6	4.9	5.2	5.9
Middle East	**17.2**	6.1	—	—	—
Southeast Asia	**18.2**	7.2	3.9	4.0	1.0
Total	**91.2**	65.6	52.3	51.5	47.9

Total production in mn boe					
Austria	**14.4**	14.1	14.2	14.0	13.9
Rest of Europe	**5.9**	5.8	5.0	5.3	5.3
Africa	**11.8**	7.5	8.0	7.8	7.5
Middle East	**3.2**	1.0	—	—	—
Southeast Asia	**4.4**	2.1	1.3	1.5	0.5
South America	**3.9**	—	—	—	—
Total	**43.6**	30.4 [1]	28.5	28.5	27.2

[1] rounded figures

Proved [1] oil and NGL reserves in mn bbl	**2003**	2002	2001	2000	1999
Austria	**63.3**	62.3	64.6	65.6	62.0
Rest of Europe	**26.4**	26.9	28.4	32.0	37.0
Africa	**101.1**	80.0	77.5	77.8	81.0
Middle East	**1.9**	—	—	—	—
Southeast Asia	**2.9**	4.1	2.5	2.7	4.4
South America	**41.4**	—	—	—	—
Total	**237.0**	173.3	173.0	178.1	184.4

Proved [1] natural gas reserves in bcf					
Austria	**534.2**	561.2	585.0	609.4	648.0
Rest of Europe	**57.5**	60.3	71.9	71.1	74.5
Africa	**19.6**	—	—	—	—
Middle East	**349.9**	301.9	269.5	226.3	226.3
Southeast Asia	**77,7**	95.8	78.4	52.3	54.8
Total	**1,038.8**	1,119.2	1,004.8	959.1	1,003.6

Total proved [1] reserves in mn boe					
Austria	**152.3**	155.9	162.1	167.2	170.0
Rest of Europe	**36.0**	37.0	40.4	43.8	49.4
Africa	**104.3**	79.9	77.5	77.8	81.0
Middle East	**60.3**	50.3	44.9	37.7	37.7
Southeast Asia	**15.9**	20.0	15.5	11.5	13.5
South America	**41.4**	—	—	—	—
Total	**410.1**	343.1	340.5	338.0	351.6

[1] developed and undeveloped reserves as of December 31

Refining and Marketing including petrochemicals.

Our business activities

We operate two refineries, one in Schwechat, Austria and one in Burghausen, Germany. Both refineries run integrated petrochemicals businesses. Combined with our 45% stake in BAYERNOIL our total capacity is about 18.4 mn t. Furthermore we have a 25.1% stake in Rompetrol in Romania. At year end 2003 we operated a retail network of 1,782 stations in 12 countries in CEE. Our retail network and our commercial distribution system build the platform for continued profitable growth.

Our competitive advantages

We have an extensive retail network along with efficient commercial distribution systems that give us a highly visible brand image. We have refineries that are recognized for outstanding product quality and environmental standards, along with a high degree of petrochemicals-integration and the close proximity to their markets.

Our objectives and strategy

In Marketing our target is to increase our market share in Central Europe to 20%. We aim to optimize the utilization of our refineries and strengthen the profitability of the refineries through strict cost and supply chain management. We will focus on premium quality high demand products to increase margins, along with continuing to develop the fast growing area of non-oil consumer products, such as shops, car washes and catering outlets at filling stations throughout our network. Furthermore we will expand our petrochemicals operations in Schwechat by 2006 and construct a new crude connection to the Druzhba pipeline to add value in crude processing.

Crude oil imports in 1,000 t	2003	2002	2001	2000	1999
Algeria	**485**	312	520	776	772
Azerbaijan	**219**	222	150	0	0
Cameroon	**0**	0	0	0	80
Czech Republic	**87**	86	62	31	34
Iraq	**170**	971	656	1,142	1,382
Iran	**0**	0	0	0	55
Libya	**4,783**	3,357	4,036	3,219	3,750
Kazakhstan	**1,643**	984	450	984	645
Nigeria	**1,262**	1,079	839	423	476
Russia	**2,222**	1,058	1,204	1,084	991
Saudi Arabia	**1,718**	677	575	406	318
Syria	**786**	889	845	119	0
Tunisia	**456**	8	0	20	488
Others	**67**	48	134	148	195
Total	**13,898**	9,689	9,470	8,432	9,187

Crude oil processing in 1,000 t					
Crude oil	**14,824**	10,472	10,430	9,403	10,109
Third-party processing (in Schwechat only)	**69**	1,938	1,829	1,976	1,929
Semi-finished products and others	**592**	718	556	512	526
Total	**15,485**	13,128	12,815	11,891	12,564
Utilization rate in %	**95**	95	94	88	90

Sales volume in 1,000 t	**2003**	2002	2001	2000	1999
Petrochemicals	**1,568**	1,551	1,516	1,325	1,485
Gasoline	**2,461**	1,928	1,943	1,802	2,149
Jet fuel	**976**	925	973	894	920
Diesel fuel	**4,075**	3,460	3,105	3,012	2,895
Extra light heating oil	**2,394**	1,856	2,185	1,825	1,963
Fuel oil	**1,087**	942	1,069	1,148	1,127
Bitumen	**484**	415	400	341	330
Coke	**189**	205	191	167	211
Others	**671**	384	438	329	360
Total	**13,906** [1]	11,667 [1]	11,820	10,843	11,440

Marketing					
Sales volumes [2] in mn t	**9.92**	7.98	7.60	7.18	7.66
Market share in % [3]	**12**	10	9	9	9

[1] rounded figures
[2] retail and commercial business
[3] Central European markets include Austria, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Romania, Serbia-Montenegro, Slovakia, Slovenia, South Germany, Triveneto (Italy); previous years adapted.

Retail network as of December 31	**2003**	2002	2001	2000	1999
Austria	**625**	517	534	548	558
Bosnia-Herzegovina	**10**	7	—	—	—
Bulgaria	**66**	64	51	36	8
Croatia	**30**	30	25	22	21
Czech Republic	**143**	127	110	109	103
Germany	**390**	78	79	81	79
Hungary	**168**	113	114	116	113
Italy	**74**	70	66	55	38
Romania	**61**	50	34	17	8
Serbia-Montenegro	**12**	5	—	—	—
Slovakia	**99**	70	51	61	61
Slovenia	**104**	101	96	91	91
Total	**1,782**	1,232	1,160	1,136	1,080
[thereof with VIVA market]	**[600]**	[491]	[397]	[337]	[278]
[thereof with Vienna Café]	**[139]**	[100]	[34]	[11]	[1]

Gas.

Our business activities

Gas is a core business with considerable growth potential. We are active in nearly all stages of the value chain. We supply up to 90% of the natural gas needs of Austria by drawing on supplies from Russia, Norway, Germany and on our own domestic reserves. We also play a key role in the European gas transmission market, with over one third of all Russian gas exports to Western Europe passing through our Baumgarten facility. Our pipeline network is some 2,000 km in length and with our gas storage facilities we secure the gas supply in Austria and abroad.

Our competitive advantages

We are positioned in the center of the European natural gas flows, in-between the largest gas exporter Russia and the continually growing markets of Western, Southern and Central Europe. We continue to have a competitive advantage through our existing infrastructure and long term gas contracts. Our gas hub in Baumgarten and our pipeline network and storage facilities will continue to be profitable assets in the liberalizing gas markets.

Our objectives and strategy

We intend to increase, together with EconGas, the largest gas distribution company in Austria in which we hold a 50% stake, our market share within the Austrian market and in the neighboring countries. Consequently it is our goal to increase sales volumes up to 10 bcm by 2008. We aim to expand our transmission business. Therefore a feasibility study is conducted on a natural gas pipeline (Nabucco) connecting the Caspian region with Europe which would open up a new supply route for Europe.

Gas sales in mn cbm	**2003**	2002	2001	2000	1999
OMV Erdgas	**1,760** [1]	7,032	6,622	6,567	6,540
EconGas	**6,779**	—	—	—	—

Imports in mn cbm					
Russia	**5,834**	5,091	4,829	5,001	5,240
Norway	**971**	883	844	715	521
Germany	**248**	226	217	193	181
Total	**7,053**	6,200	5,890	5,909	5,942

Total transmission volume sold in mn cbm					
East-West system (HAG, WAG, PENTA West)	**9,872**	9,855	9,810	9,409	9,292
North-South system (TAG, SOL)	**31,141**	29,566	27,891	27,240	27,240
Total	**41,013**	39,421	37,701	36,649	36,532

[1] Since 2003 operations with major customers have been carried out through the joint venture EconGas.

Chemicals.

Our business activities

AMI Agrolinz Melamine International GmbH, our chemicals subsidiary, is positioned as a global melamine specialist. It is the world's second largest producer of melamine, which is a synthetic resin used in laminated flooring, furniture and boards.

AMI is also market leader in plant nutrients in Austria and South-East Germany.

Our competitive advantages

We have created an excellent position in the global melamine markets through our state-of-the-art proprietary technology.

We also have a leadership position in the Central European plant nutrient market.

Our objectives and strategy

In melamine we plan to double our worldwide sales volume to 200,000 t until 2008. A big step towards this target is the start up of a new melamine plant with an annual capacity of 80,000 t in Germany in the second half of 2004. We aim to strengthen our excellent market positions and to improve overall profitability.

Sales by business unit	2003	2002
Plant nutrients	**44%**	42%
Melamine, urea	**39%**	37%
Services	**8%**	11%
Resins, glues, bulk	**5%**	6%
Animal feed supplements	**4%**	4%
Total	**100%**	100%

Sales by region	2003	2002
Austria	**36%**	34%
Rest of European Union	**44%**	42%
Rest of Europe	**12%**	14%
Rest of the world	**8%**	10%
Total	**100%**	100%

Consumption of plant nutrients

in 1,000 t nitrogen [2]	2002/03 [1]	2002/01	2001/00	2000/99	1999/98
European Union	**8,900**	9,224	9,084	10,010	9,885
[thereof in Austria]	**[94]**	[128]	[117]	[122]	[128]

Capacities of plant nutrients

in 1,000 t nitrogen [2]	2002/03 [1]	2002/01	2001/00	2000/99	1999/98
European Union	**10,270**	10,754	10,921	11,635	11,890
[thereof in Austria]	**[378]**	[407]	[407]	[407]	[398]

Sales volume in mn t	2003	2002	2001	2000	1999
Plant nutrients	**1,16**	1.11	0,97	1,10	1.10
Melamine and urea	**0,30**	0.28	0.24	0.31	0.35

[1] preliminary estimates [2] fertilizer season: July 1 until June 30

Supervisory and Executive Board.

Supervisory Board:

Rainer Wieltsch [1 2 3]
Chairman
Mohamed Nasser Al Khaily [1 2 3]
Deputy Chairman
Peter Michaelis [1 2 3]
Deputy Chairman

Helmut Draxler
René Alfons Haiden
Murtadha Mohammed Al Hashemi [3]
Wolfram Littich [2 3]
Gerhard Mayr
Herbert Werner
Norbert Zimmermann [3]

Delegated by the Central Works Council as per section 110 para. 1 Labor Relations Act:
Leopold Abraham [1 2 3]
Hugo Jandl
Franz Kaba [1 2 3]
Franz Kiegler (until October 31) [3]
Ferdinand Nemesch (from November 1) [3]
Wolfgang Weigert

Executive Board:

Wolfgang Ruttenstorfer
Chairman and Chief Executive Officer
Gas and Chemicals

Gerhard Roiss
Deputy Chairman
Refining and Marketing including petrochemicals

David C. Davies
Finance

Helmut Langanger
Exploration and Production

1 Personnel and Presidential Committee
2 Accounts Committee
3 Strategy and Projects Committee

Abbreviations and definitions.

bbl, bbl/d
barrels (1 barrel equals approximately 159 liters), barrels per day

bn
billion

boe, boe/d
barrels of oil equivalent, boe per day

cbm, cf
standard cubic meters, standard cubic feet

E&P
Exploration and Production

mn
million

NGL
Natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

R&M
Refining and Marketing including petrochemicals

t, toe
metric ton, ton of oil equivalent

Crude oil — Conversion factor

	1 t	1,000 liter	1 bbl
1 t	1.000	1.168	7.345
1,000 liter	0.856	1.000	6.290
1 bbl	0.136	0.159	1.000

Natural gas

	1 bn cbm	1 bn cf	1 mn toe	1 mn boe
1 bn cbm	1.000	37.326	0.847	6.221
1 bn cf	0.027	1.000	0.023	0.167
1 mn toe	1.181	44.068	1.000	7.345
1 mn boe	0.161	6.000	0.136	1.000

The conversion factors are averages and can vary due to field specifications.

Stockholders' information.

Financial calendar	Dates [1]
Full year results 2003	March 9, 2004
Results January–March 2004	May 12, 2004
Record date [2]	May 12, 2004
Annual Stockholders' Meeting [3]	May 18, 2004
Dividend ex date	May 24, 2004
Dividend payment date	May 25, 2004
Results January–June 2004	August 17, 2004
Results January–September 2004	November 11, 2004
Full year results 2004	March 2005

[1] The dates shown above are provisional and subject to final confirmation.
[2] In order to be entitled to participate in and vote at the Annual General Meeting
[3] Annual General Meeting: 2.00 pm, AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, Austria

Open for more information:
OMV TICKER is a mailing service for stockholders and everybody who is interested in OMV Group. This service provides financial and company information free of charge and directly from the management, e. g. quarterly reports of financial results, current events, etc. either by e-mail or by mail.

Please contact:
OMV Aktiengesellschaft
Investor Relations
Otto-Wagner-Platz 5, 1090 Vienna, Austria
Tel.: +43 (01) 40 440-21600
Fax: +43 (01) 40 440-29496
E-mail: investor.relations@omv.com
Internet: www.omv.com

OMV Aktiengesellschaft
Otto-Wagner-Platz 5
1090 Vienna
Austria
Tel.: +43 (01) 40 440-0
Fax: +43 (01) 40 440-20091
www.omv.com

Investor Relations
Tel.: +43 (01) 40 440-21600
Fax: +43 (01) 40 440-29496
E-mail: investor.relations@omv.com